As filed with the Securities and Exchange Commission on October 11, 2017
Registration No. 333-220413

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
IMMUNE PHARMACEUTICALS INC.
(Exact name of registrant as specified in its charter)
Delaware	2836	52-1841431
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
(Address including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Elliot Maza
Chief Executive Officer
550 Sylvan Avenue
Englewood Cliffs, NJ 07632
Telephone: (201) 464-2677
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Richard A. Friedman, Esq. Stephen A. Cohen, Esq. Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza, 39 th Floor New York, NY 10112 Telephone: (212) 653-8700	Barry I. Grossman, Esq. Sarah Williams, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 (212) 370-1300
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided in Section 7(a)(2)(B) of the Securities Act.

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Units consisting of:	$16,200,000	$2,016.90
(i) Shares of Series E 8.0% Convertible Preferred Stock .	$—	$—
(ii) Warrants to purchase shares of common stock	$—	$—
(iii) Shares of common stock issuable upon conversion of the Series E Preferred Stock(3)(4)	—	—
Common stock issuable upon exercise of the Warrants	$16,200,000	$2,016.90
Total	$32,400,000	$4,033.80

(1)
Pursuant to Rule 416, the securities being registered hereunder include such indeterminate number of additional securities as may be issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(3)
Pursuant to Rule 457(i) of and existing interpretations under the Securities Act, no separate registration fee is required for the common stock underlying the Preferred Stock because such securities are being registered at the same time as the Preferred Stock.

(4)
No fee pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is subject to completion, is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated October 11, 2017
PRELIMINARY PROSPECTUS
Immune Pharmaceuticals Inc.
15,000 Units consisting of Series E convertible preferred stock and warrants
(and shares of common stock underlying shares of Series E convertible preferred stock and warrants)
We are offering 15,000 units, with each unit consisting of one share of Series E Convertible Preferred Stock, par value $0.01 per share, with a stated value of  $1,080.00 per share (the “Series E Preferred Stock” or “Preferred Stock”), convertible at any time at the holder’s option into a number of shares of our common stock equal to $1,080 divide by the Conversion Price (as defined herein), and warrants (the “Warrants”) to purchase        shares of our common stock at an initial exercise price of $       per share, at a public offering price of  $1,000 per unit. The Conversion Price and the exercise price are subject to appropriate adjustment in the event of recapitalization events, stock dividends, dilutive issuances, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock. Each Warrant will be immediately exercisable after issuance and will expire seven (7) years from the date of issuance.
The units will not be certificated and the shares of Series E Preferred Stock and warrants comprising such units are immediately separable and will be issued separately in this offering.
The price of our common stock on the NASDAQ Capital Market during recent periods was only one of many factors in determining the public offering price. Other factors we considered in determining the public offering price included our history, our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.
Our common stock is listed on the NASDAQ Capital Market under the symbol “IMNP.” The last reported sale price of our common stock on October 10, 2017 was $1.43 per share. There is no established public trading market for the Series E Preferred Stock or the Warrants and we do not expect a market to develop. In addition, we do not intend to list the Series E Preferred Stock or the Warrants on the NASDAQ Capital Market, any other national securities exchange or any other nationally recognized trading system.
Maxim Group LLC, which we refer to as the “representative,” has agreed to act as the representative of the underwriters in connection with this offering. The underwriters may engage one or more selected dealers in this offering.
	Per Share and Related Warrants	Total
Public offering price	$1,000	$15,000,000
Underwriter discount	$85	$1,275,000
Proceeds, before expenses (to Immune)(1)	$915	$13,725,000

(1)
We estimate the total expenses of this offering payable by us, excluding the underwriting discount, will be approximately $130,000.

Please refer to the section entitled “Underwriting” in this prospectus for additional information regarding total compensation for the underwriter.
The above summary of offering proceeds to us does not give effect to any exercise of the warrants being issued in this offering. Delivery of the Series E Preferred Stock and the Warrants is expected to be made on or before            , 2017 subject to customary closing conditions.
Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 16 of this prospectus and elsewhere in this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Sole Book Running Manager
Maxim Group LLC
The date of this prospectus is            , 2017

i

ABOUT THIS PROSPECTUS
You should rely only on the information contained in this prospectus, including information incorporated by reference herein, or in any related free writing prospectus filed by us with the Securities and Exchange Commission, or the SEC. We have not, and the underwriters and their affiliates have not, authorized anyone to provide you with any information or to make any representation not contained in this prospectus. We do not, and the underwriters and their affiliates do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide to you. This prospectus is not an offer to sell or an offer to buy securities in any jurisdiction where offers and sales are not permitted. The information in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of securities. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find More Information” in the prospectus. In addition, this prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”
You should assume that the information in this prospectus is accurate only as of the date on the front of this document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus, or any sale of a security registered under the registration statement of which this prospectus is a part.
For investors outside the United States, neither we nor the underwriters have done anything that would permit a public offering of the securities or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the United States.
This prospectus contains and incorporates by reference market data and industry statistics and forecasts that are based on our own internal estimates as well as independent industry publications and other publicly-available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. Although we are not aware of any misstatements regarding the market and industry data presented in this prospectus or the documents incorporated herein by reference, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” in this prospectus, and under similar headings in the other documents that are incorporated herein by reference. Accordingly, investors should not place undue reliance on this information.
We and the underwriter have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of Preferred Stock, Warrants or common stock.
To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the Securities and Exchange Commission (SEC) before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the later date modifies or supersedes the earlier statement.
ii

Neither we nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who come into possession of this prospectus and any free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any free writing prospectus applicable to that jurisdiction.
iii

PROSPECTUS SUMMARY
The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus and incorporated by reference. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes included in this prospectus and incorporated by reference.
Overview
Immune Pharmaceuticals Inc., together with its subsidiaries (collectively, “Immune” or the “Company”, or “us”, “we”, “our”) is a clinical stage biopharmaceutical company specializing in the development of novel targeted therapeutic agents in the fields of immunology-inflammation, dermatology and immuno-oncology.
Our lead product candidate is bertilimumab, a first-in-class, fully human antibody, and currently in phase 2 clinical trials. Bertilimumab targets eotaxin-1, a key regulator of inflammation. Also, we are developing a topical nano-capsule formulation of cyclosporine-A, which we refer to as “NanoCyclo”, for the treatment of atopic dermatitis (“AD”) and psoriasis. Our asset portfolio includes AmiKet, a topical analgesic cream that has completed phase 2 clinical trials, and LidoPAIN.
Our oncology portfolio includes Ceplene, which is approved in the European Union for the maintenance of remission in patients with Acute Myeloid Leukemia (“AML”) and Azixa and crolibulin, two clinical-stage, vascular disrupting agents (“VDA”) which have demonstrated encouraging preliminary proof of concept study results. In addition, we have two oncology platform assets, consisting of a bispecific antibody platform and a nanotechnology combination platform, which we refer to as “NanomAbs”.
Summary of Immune’s Asset Portfolio
Program	Primary Indication(s)	Status
Bertilimumab	Bullous Pemphigoid	Phase 2
	Ulcerative colitis	Phase 2
NanoCyclo	Atopic Dermatitis, Psoriasis	Preclinical
Ceplene/IL-2	Acute Myeloid Leukemia	Phase 3 (US)
Approved (EU)
Crolibulin	Solid Tumors	Phase 2
Azixa	Glioblastoma multiforme	Phase 2
NanomAbs	Solid Tumors	Preclinical
Bispecific Antibodies	Oncology	Preclinical
AmiKet	Neuropathic Pain	Phase 2
Lido PAIN	Pain	Phase 2
Ceplene®, crolibulin™, Azixa®, AmiKet™ and LidoPain® are trademarks that we own. This prospectus contains references to our trademarks. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or ™ symbols, but such references, or the lack thereof, are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
Business Strategy
Our business strategy is to develop novel therapeutics with the potential to treat or prevent immunologic and inflammatory diseases.

We intend to obtain revenues from licensing fees, milestone payments, development fees, royalties and/or sales related to the use of our drug candidates or intellectual property for specific therapeutic indications or applications.
In April 2017, we announced a corporate restructuring with the objective of prioritizing and segregating our research and development efforts and strengthening our financial position. We aim to unlock the Company’s intrinsic value by focusing our human capital and financial resources on our bertilimumab and NanoCyclo product candidates while streamlining our operations by divesting our unrelated oncology business. We intend to develop our core asset, bertilimumab, for a variety of indications and Nano-Cyclosporine for the treatment of atopic dermatitis and moderate psoriasis. We will continue to consider the optimal path forward for our pain programs, AmiKet and LidoPAIN.
In July 2017, we announced our plan to pursue a spin-off of our oncology subsidiary, Cytovia Inc. (“Cytovia”) into a separate, stand-alone company. Cytovia will focus on the development and commercialization of novel oncology and hematology therapeutics, including Ceplene, Azixa, crolibulin and the Company’s bispecific antibody platform. Additionally, Cytovia may seek to acquire additional commercial stage drugs in the field of immuno-oncology. We expect Cytovia to develop this oncology platform more effectively and efficiently as a spun off company than as part of a larger business and thereby maximize this platform’s value.
As part of the spin-off process, we intend to distribute shares in the spun-off Cytovia Inc. to our (Immune) shareholders as a dividend. Cytovia anticipates applying for listing of its securities on an eligible trading market at the appropriate time, which shall be subject to satisfaction of the exchange listing criteria and approval.
History
On August 25, 2013, Immune (formerly, EpiCept Corporation), a Delaware corporation, closed a merger transaction (the “Merger”) with Immune Pharmaceuticals Ltd., a privately held Israeli company, or Immune Ltd., pursuant to a definitive Merger Agreement and Plan of Reorganization, dated as of November 7, 2012, as amended (the “Merger Agreement”) by and among Immune, EpiCept Israel Ltd., or the Merger Sub, an Israeli company and a wholly-owned subsidiary and Immune Ltd. Pursuant to the Merger Agreement, Merger Sub merged with and into Immune Ltd., following which Immune Ltd. became a wholly-owned subsidiary of Immune and the former stockholders of Immune Ltd. received shares of Immune that constituted a majority of the outstanding shares of Immune.
Products and Programs
Bertilimumab
Our lead product candidate, bertilimumab, is a first-in-class, human monoclonal antibody that targets eotaxin-1, a specific chemokine that plays a role in both innate and adaptive immune responses and modulates the cross-talk between key cells involved in inflammation. Chemokines are low molecular weight molecules that have been shown as important chemical attractants of inflammatory cells to sites of inflammation and infection.
Eotaxin-1 has been shown to be highly specific for eosinophils, which are inflammatory cells that play a central role in the pathogenesis of allergic airway diseases, inflammatory bowel disease, skin conditions and potentially in many other conditions. Eotaxin-1 may be a bio-marker of disease severity and a therapeutic target for several inflammatory diseases, including Bullous Pemphigoid (“BP”), ulcerative colitis, Crohn’s disease, atopic dermatitis, non-alcoholic steatohepatitis (“NASH”) and asthma.
Bertilimumab targets and lowers eotaxin-1 levels in many inflammatory conditions. By neutralizing eotaxin-1, bertilimumab may prevent the migration and activation of eosinophils, thus helping to relieve inflammatory conditions associated with eotaxin-1.

In preclinical studies, bertilimumab was shown to be safe and well tolerated in primates. In a Phase I clinical study consisting of a single administration to healthy volunteers, bertilimumab demonstrated excellent safety and tolerability (no significant adverse events and no anti-bertilimumab antibodies) and high affinity and specificity for human eotaxin-1. The drug proved to be highly selective, with rapid and lasting biological activity.
Bertilimumab and Bullous Pemphigoid (“BP”)
Blood levels of eotaxin-1 are significantly increased in BP patients, and eotaxin-1 is found in BP blisters and blister fluid. Hence, bertilimumab has the potential to eliminate the eotaxin-1 positive feedback loop which is responsible for the recruitment of both inflammatory cells to the site of inflammation in BP.
In July 2015, we initiated planning for a phase 2 study, IMNP BP-01, Evaluation of Safety, Efficacy and Pharmacodynamic Effect of Bertilimumab in Patients with Bullous Pemphigoid, at clinical sites in Israel.
In October 2015, we submitted an Investigational New Drug Application (“IND”) to the U.S. Food and Drug Administration (“FDA”) to allow recruitment of patients for the IMNP BP-01 study at sites in the United States.
The bertilimumab phase 2 BP clinical trial is designed to recruit 10-15 adults, newly diagnosed with moderate to extensive BP. Primary end points include safety and efficacy, measured by a reduction in clinical symptoms and tapering down of systemic corticosteroids. Six subjects have been enrolled, with a target enrollment of 10 to 15.
Set forth below is a summary of the ongoing study:
Summary of IMNP BP-01
Study Purpose
and Design:
This is an open-label, proof-of-concept, single group study in adult patients with newly diagnosed, moderate to extensive BP or taper resistant patients
Duration per Patient:
The study consists of three periods: a screening period of up to 2 weeks, an open-label treatment period lasting 4 weeks, consisting of IV infusion of bertilimumab on Days 0 and 14 and 28, and a safety and efficacy follow-up period of approximately 13 weeks. Total duration: 84 to 118 days (±3 days). Patients receive concomitant oral steroids during the treatment and follow-up period
Primary Objective:
To evaluate the safety of bertilimumab
Secondary Objective:
To evaluate the preliminary evidence of clinical efficacy as measured by the BPDAI score (a severity outcome measure), proportion of patients achieving dose of prednisone 10mg/day at Day 84)
Exploratory Objective:
To determine change from baseline of biomarkers of inflammation
Study Sites:
Two study sites in Israel; six study sites in the US, all actively recruiting
Preliminary Results:
•
Reported in October 2017.

•
BPDAI reduced by an average of 85%.

•
Oral prednisone was tapered down to an average of 9mg.

•
No significant adverse events were reported.

In March 2017, Dr. Neil Korman, Director, Clinical Trials Unit, UH Cleveland Medical Center; Director, Murdough Family Center for Psoriasis, UH Cleveland Medical Center; Professor, Dermatology, CWRU School of Medicine, and member of the Company’s Scientific Advisory Board, presented preliminary data from three subjects from the IMNP BP-01 study at the American Academy of Dermatology 2017 Annual Meeting in Orlando, Florida. The Bullous Pemphigoid Disease Activity Index (“BPDAI”) measured in the patients who completed the study was reduced by an average of 84%. Oral prednisone was tapered down to 10mg or less. No significant adverse events were reported. Also, based on these encouraging results as well as petitions by investigators, plans were initiated to expand the study population to include patients previously diagnosed with BP who are on corticosteroids and who cannot be successfully tapered (so-called taper resistant patients) to evaluate symptomatic improvement and reduction in the use of steroids.
The Company filed an application with Office of Orphan Products Development of the FDA to obtain Orphan Drug designation for bertilimumab in BP on February 23, 2017. On September 5, 2017, the Company disclosed receipt of a response from the FDA indicating that additional clinical or preclinical data would be needed for the FDA to complete its review. The Company intends to provide data in response to the FDA’s request as soon as practicable.
Bertilimumab and Ulcerative Colitis (“UC”)
In June 2015, we initiated a phase 2 study, IMNP UC-01, Evaluation of Safety, Efficacy, Pharmacokinetic and Pharmacodynamic of Bertilimumab in Patients with Active Moderate to Severe Ulcerative Colitis, at clinical sites in Israel. In 2016, the Company expanded the study to clinical sites in Russia.
IMNP UC-01 is a randomized, double blind, placebo-controlled, parallel group, multi-center study, seeking to enroll 42 adult patients with active moderate to severe UC. Eligible patients will be randomly assigned in a 2:1 ratio to one of two treatment groups, bertilimumab 10 mg/kg or matching placebo, respectively. The study consists of three periods: a screening period of up to 2 weeks, a treatment period lasting 4 weeks consisting of IV infusion of bertilimumab on Days 0 and 14 and 28, and a safety and efficacy follow-up period of approximately 8 weeks. Primary end points are safety and efficacy, measured by a reduction in the Mayo Clinic Ulcerative Colitis Disease Index at 8 weeks. Secondary end points include assessment of mucosal injury and clinical remission. Patients are selected based on Mayo score and high levels of tissue eotaxin-1 as well as other standardized clinical criteria. The study is being conducted in five sites in Israel and six sites in Russia. Seventeen subjects have been enrolled, with a target enrollment of 42.
We are considering expanding the bertilimumab clinical development program to include the use of bertilimumab as a therapeutic agent for the treatment of several other diseases in which eotaxin-1 is thought to play a role.
We believe that if successfully developed and approved by the FDA, bertilimumab could address large underserved markets with limited treatment alternatives, such as BP, UC, AD, asthma and others. We may enter into a strategic partnership with a large pharmaceutical or biotechnology company to support and accelerate the development of bertilimumab and maximize its commercial potential.
NanoCyclo
In January 2016, we entered into a worldwide exclusive licensing agreement with BioNanoSim Ltd., an Israeli company led by Professor Simon Benita, former Head of the Drug Research Institute at the Hebrew University of Jerusalem, for the development of a topical nano-capsule formulation of cyclosporine (“NanoCyclo”). The NanoCyclo technology is designed to allow dermal penetration of and minimize systemic exposure to cyclosporine, an immunosuppressive drug used orally for organ transplantation and the treatment of a variety of immunologic diseases. NanoCyclo could potentially be developed under the FDA’s 505(b)(2) pathway, which is typically a faster process than the traditional 505(b)(1) regulatory submission required for new chemical entities. We intend to develop NanoCyclo as a topical treatment for psoriasis and atopic dermatitis.

Oncology
Our oncology programs include the following:
Ceplene
Ceplene (histamine dihydrochloride), the Company’s lead oncology product candidate, is a first-in-class, small molecule, targeting the Histamine-2 Receptor. The Company acquired the rights to Ceplene in the U.S. and Israel in the Merger. Swedish-based Meda Pharmaceuticals previously held the rights to Ceplene in the rest of the world. Ceplene was approved for marketing in Europe in 2008 and Israel in 2010 and has been granted Orphan Drug Designation in the U.S. and E.U. for the treatment of Acute Mycelocytic Leukemia (“AML”).
Ceplene is being developed to be used in connection with low dose Interleukin-2 (“IL-2”) as a means to overcome immunosuppression in AM and potentially other malignancies. Ceplene is designed to suppress tumor growth by inhibiting NOX-2, in turn inhibiting macrophage and leukemic cell reactive oxygen species production, allowing IL-2 activation of Natural Killer and T cytotoxic cells, with consequent leukemic cell death. Data from a European study presented at the American Association of Cancer Research Annual Meeting in April 2016 demonstrated that Ceplene in conjunction with IL-2 is active in monocytic forms of AML (FAB M4/M5). The Company’s current research is focused on delineating the value of combining Ceplene with immune checkpoint inhibitors, which may pave the way for future trials and label expansion.
We have received guidance from the FDA and plan to finalize a phase 3 protocol for a single pivotal study assessing overall survival in AML to support an NDA filing in the U.S. for Ceplene in remission maintenance in AML. The study will compare Ceplene in combination with low dose Proleukin® (IL-2) vs placebo with low dose Proleukin. The primary end point will be overall survival at 2 years with a secondary end point of Leukemia Free Survival (LFS). An independent interim analysis will be conducted at one year for both futility, and to assess the one-year efficacy based on Event Free Survival (EFS). On June 15, 2017, we entered into an Asset Purchase Agreement with Meda Pharma SARL, a Mylan N.V. company, to repurchase assets relating to Ceplene, including the right to commercialize Ceplene in Europe and to register and commercialize Ceplene in certain other countries, for a fixed consideration of  $5.0 million payable in installments over a three-year period and an additional $3.0 million contingent on achievement of certain sales milestones. As a result of the acquisition, we own worldwide rights for Ceplene.
On July 10, 2017, Cytovia entered into an exclusive licensing agreement (the “Licensing Agreement”) with Pint Pharma International S.A. (“Pint”) a specialty pharmaceutical company focused on Latin America and other markets, for the marketing, commercialization and distribution of Ceplene throughout Latin America (the “Territory”, as more fully defined in the Licensing Agreement) through Pint and one or more of its affiliates. Pursuant to the Licensing Agreement, Cytovia is entitled to (i) 35% of Ceplene net sales in the Territory (ii) a milestone payment of  $0.5 million when net sales of Ceplene in the Territory reach $10.0 million in any calendar year and (iii) a milestone payment of  $1.25 million when net sales of Ceplene in the Territory reach $25.0 million in any calendar year (collectively, the “Ceplene Payments”). Cytovia further granted Pint and its affiliates certain sublicensing rights to Ceplene, and a right of first refusal on any new products of Cytovia within the Territory during the term of the Licensing Agreement. With regard to any regulatory approvals and filings related to the commercialization of Ceplene within the Territory, Pint shall be the applicant, holder of such regulatory approvals and will be responsible for the content of such regulatory submissions, as well as all costs and expenses related to, among other items delineated in the Licensing Agreement, the fees, filings, compliance, registration and maintenance of such required regulatory approval matters. Cytovia shall be responsible for providing (or if in the control of a third party, to ensure such third party provides) all appropriate documentation, samples and other information in support of Pint in connection with its regulatory submissions, compliance and maintenance matters in the Territory concerning the Ceplene product(s).
Additionally, in connection with the Licensing Agreement, the parties thereto agreed that Pint Gmbh, an affiliate of Pint, will separately enter into an investment agreement, pursuant to which Pint Gmbh will make an investment of  $4.0 million at series A valuation into Cytovia in exchange for an equity interest in Cytovia. Dr. Massimo Radaelli, Executive Chairman of Pint, will also join the board of Cytovia upon completion of the investment and effective spin off of Cytovia from the Company, if and as consummated.

Crolibulin
Crolibulin is a novel small molecule VDA and apoptosis inducer for the treatment of patients with solid tumors and is a novel microtubule destabilizer that is selective for pathologic vasculature. Crolibulin has shown promising vascular targeting activity with potent anti-tumor activity in preclinical in vitro and in vivo studies and in a phase 1 clinical trial conducted in part by the National Cancer Research Institute and the Company. The molecule has been shown to induce tumor cell apoptosis and to selectively inhibit growth of proliferating cell lines, including multi-drug resistant cell lines. In mice carrying human tumor xenografts, crolibulin inhibits growth of established tumors of a number of different cancer types. In preclinical animal tumor models, combination therapy has demonstrated synergistic activity with cytotoxic drugs as well as anti-angiogenic drugs. This may support further development of crolibulin by the Company or with a partner in a variety of cancers other than anaplastic thyroid cancer, including but not limited to refractory ovarian cancer and neuro-endocrine tumors.
Azixa
Azixa (verubulin) is a phase 2 novel microtubular destabilizer that functions as a VDA. It evades multidrug resistance pumps and crosses the blood-brain-barrier, achieving high central nervous system concentrations. In phase 1 and 2 clinical trials in glioblastoma multiform (“GBM”), evidence of objective response was seen, including in patients who had failed previous bevacizumab (Avastin) therapy. The combination of anti-angiogenic and VDAs may be synergistic by both disrupting existing tumor vessels and inhibiting the formation of new vessels simultaneously. If studies investigating the combination of Azixa with checkpoint inhibitors warrant further investigation, the Company may plan further clinical studies for GBM as well as other solid tumors. Azixa has Orphan Drug Designation for GBM in the U.S.
NanomAbs
NanomAbs is an antibody-drug conjugate platform that allows the targeted delivery of combinations of chemotherapeutics into cancer cells. The NanomAbs platform is potentially capable of generating novel drugs with enhanced profiles as compared to stand-alone antibodies by conjugating monoclonal antibodies with drug loaded nanoparticles to target drugs to specific cells. NanomAbs selectively accumulates in diseased tissues and cells, resulting in higher drug accumulation at the site of action with minimal off-target exposure. The Company plans to build a pipeline of NanomAbs for the treatment of cancer and may seek to enter into collaborative agreements with other companies to acquire complementary drugs or technologies to potentially accelerate the development of NanomAbs product candidates.
Bispecific Antibodies
In December 2015, we published data regarding a novel bispecific antibody in a poster presentation at the IBC Life Sciences Antibody Engineering & Therapeutics Conference in San Diego, California. Our poster presentation was titled “Design and Validation of a Novel Tetravalent IgG1-like Bispecific Antibody Format”. In this publication, we described positive study results with this novel platform for the production of tetravalent IgG1-like bispecific antibodies. The prototype bispecific antibody retained effector functions and mediated redirect killing of target cells by cytokine induced killer T cells demonstrating direct anti-cancer effects in vitro as well as anti-tumor activity and improved survival in a mouse xenograft model of disseminated leukemia. We believe that this newly developed platform may be used to generate novel bispecific antibodies against immune-oncology targets. This work was developed by a collaborative European consortium and funded by a European grant.
Pain
AmiKet / AmiKet Nano
AmiKet is a topical analgesic cream containing a two FDA-approved drugs: amitriptyline, an antidepressant often used to treat chronic pain disorders; and ketamine, an N-methyl-D-aspartic acid (“NMDA”) antagonist that is used as an intravenous anesthetic. AmiKet has completed phase 1 and 2 clinical trials involving 1,700 patients for the treatment of neuropathic pain. In 2010, the FDA granted

AmiKet Orphan Drug Designation for the treatment of postherpetic neuralgia (“PHN”). A PHN phase 3 clinical trial has been designed on the basis of two statistically significant phase 2 clinical trials, including one trial which has shown comparable efficacy of AmiKet and oral gabapentin. In addition to PHN, AmiKet may be developed for the treatment of diabetic neuropathic pain and for the treatment of chemotherapy-induced neuropathic pain. We are assessing strategic alternatives for this non-core asset.
In October 2016, we entered into a consulting agreement with Joseph V. Pergolizzi Jr., MD to form an operational management team, a scientific advisory board, and a board of directors for Maxim Pharmaceuticals, the Company’s wholly-owned subsidiary that holds the rights to AmiKet, AmiKet Nano, and LidoPAIN. In March 2017, the Company and Dr. Pergolizzi agreed to terminate the consulting agreement.
LidoPAIN
LidoPAIN is an adhesive-backed, lidocaine-based patch for the treatment of acute lower back pain. In 2003, our predecessor EpiCept Corporation had entered into a license agreement with Endo Pharmaceuticals Inc. (“Endo”) pursuant to which we granted to Endo the exclusive worldwide right to commercialize LidoPAIN and to use certain of our patents for the development of certain other non-sterile, topical lidocaine patches, including Lidoderm, Endo’s non-sterile topical lidocaine-containing patch for the treatment of chronic lower back pain. In July 2015, the Company and Endo amended the license agreement. The Company transferred to Endo its previously licensed patents related to the use of topical lidocaine in acute and chronic back pain and Endo granted to the Company a royalty-free, non-exclusive, fully transferable license to those patents. Endo will make undisclosed milestone payments to the Company if Endo receives approval for a back-pain indication for a lidocaine-based product. The Company regained full exclusive rights to develop, commercialize and license LidoPAIN. We are assessing strategic alternatives for this non-core asset.
Recent Business Developments
On June 15, 2017, we entered into an Asset Purchase Agreement with Meda Pharma Sarl, a Mylan NV company to repurchase assets relating to Ceplene, including the right to commercialize Ceplene in Europe and to register and commercialize Ceplene in certain other countries (the “Asset Purchase Agreement”). Immune sold certain of these Ceplene-related assets to Meda AB in 2012. Immune intends, through its Immuno-Oncology subsidiary, Cytovia to undertake commercialization efforts in Europe, Asia and Latin America. In addition, Cytovia intends to pursue continued development of Ceplene towards potential regulatory approval in the United States.
In addition, on June 15, 2017, substantially contemporaneous with the entry into the Asset Purchase Agreement, the Company entered into a Standby Financing Agreement (the “Standby Financing Agreement”) with Daniel Kazado (the “Standby Financer”) a member of the Company’s Board of Directors and a beneficial owner of the Company’s capital stock. Currently, the Company intends to finance the $5.0 million financial obligations contemplated by the Asset Purchase Agreement through Cytovia on a basis that is on terms that are acceptable to the Company’s board of directors and without recourse to the Company. The Standby Financer will support the financial obligations of the Company to pay the fixed consideration installments, in the aggregate amount of  $5,000,000, due under and in accordance with the terms of the Asset Purchase Agreement. In the event that Cytovia has not obtained funding on terms reasonably acceptable to the Company (including, without limitation, that such funding be on a basis that is without recourse to the Company), then, pursuant to the terms of the Standby Financing Agreement, at or prior to each installment date, the Standby Financer shall lend the Company or Cytovia (as determined in the discretion of the Company’s Board of Directors) an amount in immediately available funds equal to the fixed consideration installment payment then due and payable under the Asset Purchase Agreement (the “Standby Commitment”). The loan made by the Standby Financer in respect of such fixed payment shall be evidenced by a promissory note in an aggregate principal amount equal to the amount of funds lent by the Standby Financer. The Standby Commitment shall expire on the earliest of (a) satisfaction in full by the Standby Financer of his obligations under the Standby Financing Agreement, (b) Cytovia having obtained funding on terms reasonably acceptable to the Company and (c) the Company having been fully discharged of and released from all liability of all of its obligations under the Asset Purchase Agreement.

On July 10, 2017, Cytovia, entered into the Licensing Agreement with Pint for the marketing, commercialization and distribution of Ceplene throughout the Territory through Pint and one or more of its affiliates. (See “Ceplene” above).
With regard to any regulatory approvals and filings related to the commercialization of Ceplene within the Territory, Pint shall be the applicant, holder of such regulatory approvals and will be responsible for the content of such regulatory submissions, as well as all costs and expenses related to, among other items delineated in the Licensing Agreement, the fees, filings, compliance, registration and maintenance of such required regulatory approval matters. Cytovia shall be responsible for providing (or if in the control of a third party, to ensure such third party provides) all appropriate documentation, samples and other information in support of Pint in connection with its regulatory submissions, compliance and maintenance matters in the Territory concerning the Ceplene product(s).
Additionally, in connection with the Licensing Agreement, the parties thereto agreed that Pint Gmbh, an affiliate of Pint, will separately enter into an investment agreement, pursuant to which Pint Gmbh will make to an investment of  $4.0 million USD at series A valuation into Cytovia in exchange for an equity interest in Cytovia. Dr. Massimo Radaelli, Executive Chairman of Pint, will also join the board of Cytovia upon completion of the investment and an effective spin off of Cytovia from the Company, if and as consummated.
Effective August 15, 2017, we appointed Tony Fiorino, MD, PhD to the joint position of Chief Medical Officer and Chief Operating Officer. Our previous Chief Medical Officer, Dr. Monica Luchi, resigned as Chief Medical Officer, and President, Inflammatory Disease and Dermatology Division in June 2017. No severance or separation compensation is owed or payable to Dr. Luchi as a result of her resignation.
On August 23, 2017, we received a notification letter from NASDAQ informing us that the Company no longer complies with the NASDAQ listing rule that requires companies listed on the NASDAQ Capital market to maintain a minimum of  $2,500,000 in stockholders’ equity as indicated by our Form 10-Q for the period ended June 30, 2017, which reported a stockholders’ deficit of  ($131,000). This notice had no immediate effect on our NASDAQ listing as we have 180 calendar days, or until February 23, 2018, to regain compliance. Our stockholders’ equity must equal or exceed $2,500,000 for the Company to regain compliance with the NASDAQ listing rules.
The Company filed an application with the Office of Orphan Products Development of the FDA to obtain Orphan Drug Designation for bertilimumab in BP on February 24, 2017. On September 5, 2017, the Company received a letter from the FDA requesting additional clinical or preclinical data to allow the FDA to complete its review. The Company intends to provide data in response to the FDA’s request as soon as practicable.
Effective September 14, 2017, we appointed Elliot Maza as Chief Executive Officer. Mr. Maza had served as the Interim Chief Executive Office since April, 2017.
Recent Unregistered Financings
April 2017 Note
On April 10, 2017, we entered into a securities purchase agreement (the “April 2017 Purchase Agreement”), with EMA Financial, LLC (“EMA”) pursuant to which the EMA purchased a convertible note with a principal amount of  $525,000 for a purchase price of  $450,000 (the “April 2017 Note”). A 5% origination fee and 10% original issue discount were added to the face amount of the April 2017 Note. In addition, we issued 83,333 warrants to EMA, with an exercise price of  $4.00 per share (subject to adjustment) which may be exercised on a cashless basis. We received net proceeds of  $440,000, which we used for general corporate purposes.
The April 2017 Note is unsecured and subordinated in right of payment to our existing and future senior indebtedness. The April 2017 Note bears interest at a rate of 6.0% per annum, payable in arrears on the maturity date of April 10, 2018 (the “Maturity Date”). The April 2017 Note is convertible into shares of our common stock, after the effectiveness of a Registration Statement covering the resale of the common shares underlying the April 2017 Note, at a conversion price equal to seventy five percent (75%) of the lowest trading price of our common stock during 15 trading days immediately preceding conversion (“Conversion Date”).
Until October 10, 2017 (“Prepayment Termination Date”), we have the right, exercisable on not less than five (5) Trading Days’ prior written notice, to prepay the outstanding balance in full. If we exercise our right to prepay the April 2017 Note, we must pay an amount (the “Optional Prepayment Amount”) equal to the Prepayment Factor (as defined below), multiplied by the sum of: (w) the then-outstanding principal amount of the April 2017 Note plus (x) accrued and unpaid interest on the unpaid principal amount of the April 2017 Note to the Optional Prepayment Date plus (y) Default Interest (as defined in the April 2017 Note). The “Prepayment Factor” equals one hundred thirty-five percent (135%) of the outstanding balance, provided that the Prepayment Factor equals one hundred twenty-five percent (125%) if the Optional Prepayment Date occurs on or before July 10, 2017.
The April 2017 Note contains certain negative covenants preventing us from undertaking certain actions without the consent of the holder, including but not limited to, limitations on our ability to incur additional indebtedness (subject to certain exceptions) and issuance shares of unregistered securities. The April 2017 Note contains events of default, including failure to pay principal and interest when due, material default under the other transaction documents, material default in other payment obligations, failure to comply with SEC reporting requirements, the placing of a “chill” on our common stock by the Depositary Trust Company, failure to meet current public information requirements under Rule 144 promulgated under the Securities Act, failure to deliver certificates representing the shares of common stock after a Conversion Date and a change of control transaction (as defined in the April 2017 Notes). The holder may require us to redeem all or any portion of the April 2017 Note after the holder becomes aware of an event of default. Amounts remaining due upon the occurrence of an event of default accrue interest at a rate of 18% per annum.
On May 4, 2017, EMA exchanged $0.1 million of the April 2017 Notes for convertible debentures in the transaction discussed below. On May 3, 2017, the Company and EMA signed a Waiver Letter in which the Company agreed to prepay a portion of the April 2017 Convertible Notes and EMA agreed to participate in the May 2017 Convertible Notes. Additionally, the April 2017 Convertible Notes were amended and are convertible into shares of the Company’s common stock, after the effectiveness of the Registration Statement, at a conversion price equal to the lower of  $2.80 or sixty-five percent (65%) of the lowest trading price of the Company’s common stock during 15 trading days immediately preceding conversion (“Conversion Date”). On May 30, 2017, the Company and EMA amended the Registration Rights Agreement dated as of April 10, 2017 to change the filing date of the registration statement to June 30, 2017 and the Company agreed to prepay $97,000 towards the principal amount outstanding on the April 2017 Convertible Notes. The Company filed the S-1 registration statement on June 30, 2017. On July 7, 2017, EMA assigned its remaining interest in the April 2017 Note to MEF I, LP (“MEF”), an unrelated third party.
May 2017 Convertible Debentures
On May 4, 2017, we entered into a securities purchase agreement (the “May 2017 Purchase Agreement”) with several institutional investors (the “Investors”) in a multi-tranche private placement (the “May 2017 Offering”) of up to $3.4 million of convertible notes (the “May Debentures”). The May Debentures are convertible at a conversion price of  $2.89 per share, subject to adjustment. In addition, we agreed to issue to the Investors up to 680,000 shares of our common stock. The initial closing of the May 2017 Offering occurred on May 9, 2017, resulting in the issuance of May Debentures with an aggregate principal balance of approximately $2.0 million, which were initially convertible into 686,628 shares of our common stock. In addition, we issued to the Investors an aggregate of 421,455 shares of common stock. The remaining principal amount of  $1.6 million of the May Debentures were issuable to the Investors in subsequent closings linked to the achievement of certain milestones.
The May Debentures are due and payable upon the earlier of  (a) November 9, 2017 and (b) the closing by the Company of one or more subsequent financings with gross proceeds equal to at least $5,000,000. A holder of a May Debenture has the option to extend the maturity date of the Debenture through

February 7, 2018. The May Debentures are subordinated to the indebtedness of Hercules Capital, Inc. (“Hercules”) pursuant to the Loan and Security Agreement entered into on July 29, 2015 by and between the Company and Hercules.
On June 29, 2017, we entered into a letter agreement with the Investors and waived our right to issue the May Debentures issuable in the subsequent closings and agreed to return to the Investors the remaining subscription amounts held in escrow on a pro rata basis relative to each Investor’s investment. In consideration, the Investors agreed to amend the provision of the May Debentures that provides that the Issuable Maximum will not exceed 19.99% of the number of shares of common stock outstanding on the trading day immediately preceding the date of the May 2017 Purchase Agreement to now provide that the Issuable Maximum will not exceed 9.99% of such amount.
On June 30, 2017, we filed a registration statement covering the resale of the shares of our common stock underlying the May Debentures. On August 3, 2017, the SEC notified us that our registration statement was effective. Shortly thereafter, holders of the May Debentures converted all of their Debentures into 1,409,946 shares of our common stock except for the holder of one Debenture with a principal amount of  $480,000. Conversion of that Debenture into shares of our common stock is subject to approval by our shareholders.
Hercules Refinancing Transaction
On July 7, 2017 the Company, Immune Pharmaceuticals USA Corp, (together with the Company, the “Borrower”), Hercules Capital, Inc. (“Hercules”) and certain subsidiaries of the Company, as guarantors, entered into an Assignment Agreement (the “Assignment Agreement”) with MEF whereby Hercules assigned to MEF the existing amount outstanding under the Loan and Security Agreement between the Borrower and Hercules dated as of July 29, 2015 (the “Loan Agreement”), as further evidenced by a Secured Term Promissory Note that was issued by Borrower to Hercules on July 29, 2015 (the “2015 Note” and together with the 2015 Note and the Loan Agreement, the “Securities”).
In addition, on the closing date, the Company and MEF entered into an Exchange Agreement (the “Exchange Agreement”) whereby we issued to MEF a senior secured convertible promissory note with a principal amount of  $2,974,158.50 (the “Exchange Note”) in exchange for the Securities.
The Exchange Note is convertible, at the option of the holder, into shares of our common stock at a per share price of  $2.95, subject to adjustment as provided in the Exchange Note, but in no event to a conversion price lower than $1.00 per share, and subject to a total beneficial ownership limitation of 4.99% of our issued and outstanding common stock, which limit may be increased to 9.99% upon not less than 61 days’ prior notice. The Exchange Note has a maturity date that is one year from the closing date, which maturity date may be accelerated, at the option of the holder, upon the occurrence of an Event of Default (as defined in the Exchange Note).
Commencing on the date of issuance and continuing for 11 months thereafter, we are obligated to redeem one-twelfth (1/12th) of the face amount of the Exchange Note and interest accrued thereon. At our option, each redemption payment may be made in whole or in part, in cash, in an amount equal to the Amortization Payment (as defined in the Exchange Note) multiplied by one hundred fifteen percent (115%) or in common stock, at the Amortization Conversion Rate (as defined in the Exchange Note) so long as we are in compliance with the Equity Conditions (as defined in the Exchange Note). The holder has the option to accelerate each Amortization Payment in up to three separate payments and demand the payments in shares of common stock at the Amortization Conversion Rate.
So long as the Exchange Note remains outstanding or the holder holds any Conversion Shares (as defined in the Exchange Note), we may not enter into any financing transaction pursuant to which we sell our securities at a price lower than $1.00 per share without the written consent of the holder.
As of October 10, 2017, MEF has converted approximately $2.2 million of aggregate principal and accrued interest into 1,991,864 shares of our common stock.
July 2017 Note
On July 17, 2017, we entered into an agreement in principle with Carmelit 9 Nehassim Ltd (“Carmelit”) for the sale of  $300,000 in original issue discount convertible debentures which are convertible into shares of our common stock upon shareholder approval. The proposed terms of the debentures are as follows: the debentures are convertible into an aggregate of 101,695 shares of our common stock based upon a conversion price of  $2.95 per share, which conversion price is subject to adjustment. Notwithstanding the foregoing, in no event shall the conversion price fall below $1.00 per share. The debentures are due and payable upon the earlier of  (a) January 17, 2018 and (b) the closing of one or more subsequent financings with gross proceeds equal to at least $5,000,000 in the aggregate. The holder of the debentures has the option to extend the maturity date of the debentures through October 17, 2018. The debentures are subordinated to the indebtedness held by MEF. Pursuant to the terms of a proposed securities purchase agreement, Carmelit will receive 75,000 shares of our common stock subject to approval by shareholders of the Company. The transaction was consummated on August 24, 2017.
August 2017 Convertible Debentures
On August 24, 2017, we entered into a securities purchase agreement with certain institutional investors for the sale of  $858,000 in aggregate principal amount of original issue discount convertible debentures (the “August Debentures”) which will not be convertible until we obtain shareholder approval for any such conversions. At that time, the debentures will be convertible into shares of our common stock at a conversion price of  $1.75 per share, subject to adjustment, but in no event may the conversion price fall below $1.00. The transaction closed on August 30, 2017.
The August Debentures are subordinated to the indebtedness held by MEF. Also, in exchange for the waiver of certain rights held by MEF and the consent of MEF to allow the offering, we agreed to reduce the Floor Price in the Exchange from $1.25 to $0.75. Also, we agreed to reduce the minimum Conversion Price in the April 2017 Note that EMA assigned to MEF from of  $1.00 to $0.75.
Additionally, in exchange for the waiver of certain rights held by the holders of the May Debentures and the consent of those holders to allow the offering, we agreed to reduce the conversion price in the May Debentures from $2.89 to $1.30. The August Debentures will mature upon the consummation of this offering contemplated by this prospectus.
September 2017 Convertible Debentures
In September 2017, we entered into a securities purchase agreement with certain institutional investors for the sale of  $150,000 in aggregate principal amount of original issue discount convertible debentures (the “September Debentures”) which will not be convertible until we obtain shareholder approval for any such conversions. At that time, the debentures will be convertible into shares of our common stock at a conversion price of  $1.75 per share, subject to adjustment, but in no event may the conversion price fall below $1.00. The September Debentures are subordinated to the indebtedness held by MEF and the indebtedness evidenced by the August Debentures. The September Debentures will mature upon the consummation of the offering contemplated by this prospectus.
Corporate Information
Immune (formerly EpiCept) was incorporated in Delaware in March 1993. Immune Ltd., incorporated in Israel in July 2010, entered into a definitive merger agreement with Immune in November 2012, which was completed on August 25, 2013. Immune’s principal executive offices are located at 550 Sylvan Avenue, Suite 101, Englewood Cliffs, NJ 07632. The Company’s telephone number is (201) 464-2677, and its website address is www.immunepharma.com. The information contained in, or accessible through, the Company’s website does not constitute a part of this prospectus. Our shares of common stock are listed on the NASDAQ Capital Market and NASDAQ OMX, and First North Premier, Stockholm under the symbol “IMNP.”

SUMMARY OF THE OFFERING
Units Offered
15,000 units, each unit consisting of one (1) share of our Series E Preferred Stock and warrants (the “Warrants”) to purchase        shares of our common stock at a public offering price of  $1,000 per unit.
Offering Price of Units
$1,000 combined price for each unit
Description of Preferred Stock
For additional information see “Description of the Securities We Are Offering — Preferred Stock.”
Certificate of Designation for Preferred Stock
We intend to file a certificate of designation setting forth the preferences, rights and limitations, or “Certificate of Designation,” pertaining to the Preferred Stock with the Delaware Secretary of State. The Certificate of Designation will be controlling with regard to the preferences, rights and limitations of the Preferred Stock holders for all purposes.
Ranking of Preferred Stock
The Preferred Stock will rank senior to our common stock and other classes of capital stock with respect to dividend and redemption, unless the holders of a majority of the outstanding shares of Preferred Stock consent to the creation of parity stock or senior preferred stock.
Dividends on Preferred Stock
Holders of Preferred Stock are entitled to receive perpetual cumulative dividends at the rate of 8.0% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the original issue date. The form of dividend payments to each holder shall be determined in the following order of priority: (i) if funds are legally available for the payment of dividends and certain equity conditions (as described in the Certificate of Designation, the “Equity Conditions”) have not been met, in cash only, (ii) if funds are legally available for the payment of dividends and the Equity Conditions have been met, at our sole election, in cash or shares of Common Stock, (iii) if funds are not legally available for the payment of dividends and the Equity Conditions have been met, in shares of Common Stock, (iv) if funds are not legally available for the payment of dividends and the Equity Condition relating to an effective registration statement has been waived by such holder, as to such holder only, in unregistered shares of Common Stock, and (v) if funds are not legally available for the payment of dividends and the Equity Conditions have not been met, then, at the election of such holder, such dividends accrete to and increase the outstanding stated value of the Preferred Stock and will be considered fully paid and no longer accrued and unpaid dividends. If we pay such dividends in a number of shares of Common Stock, we will do so at a conversion rate equal to 87.5% of the lowest volume weighted average price for our Common Stock as reported at the close of trading on the market reporting trade prices for the Common Stock during the five trading days ending on such dividend date.
Conversion Price
The Preferred Stock is convertible into shares of Common Stock by dividing the stated value of the Preferred Stock ($1,080) by the conversion price (the “Conversion Price”). For the first 40 trading

days following the closing of this offering, the Conversion Price is equal to $    per share of Common Stock, referred to as the “Set Price,” subject to certain adjustments. After such 40 trading days, the conversion price is equal to the lesser of  (a) the Set Price and (b) 87.5% of the lowest volume weighted average price for our Common Stock as reported at the close of trading on the market reporting trade prices for the Common Stock during the five trading days prior to the date of the notice of conversion, subject to adjustment as provided for in the Certificate of Designation. The conversion price is subject to a floor of $      , except in the event of anti-dilution adjustments.
Description of Warrants
See “Description of the Securities We Are Offering — Warrants.” The Warrants will be exercisable beginning on the closing date and expire on the seventh anniversary of the closing date and have an initial exercise price per share equal to $      , subject to appropriate adjustment in the event of recapitalization events, stock dividends, dilutive issuances, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock.
Preferred Stock Outstanding Immediately Before this Offering
None.
Preferred Stock Outstanding Immediately After this Offering
15,000 shares of Series E Preferred Stock.
Use of Proceeds
We expect to use approximately $2.1 million of the net proceeds from this offering to repay outstanding convertible notes and $1.5 million of the net proceeds to reduce outstanding accounts payable balances. Following the payments described above, we expect that the net proceeds from this offering available to fund our operations will be approximately $10.0 million. We currently intend to use such proceeds to continue development of bertilimumab and nano-cyclosporine, including payment of Phase 2 clinical trial and drug manufacturing costs. Please see the section titled “Use of Proceeds” below.
Risk Factors
An investment in our company is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our securities.
Trading Market and Symbol
Our common stock trades on the Nasdaq Capital Market under the symbol “IMNP.”
Shares of common stock outstanding before this offering(1)
13,676,961 shares

(1)
The number of shares of common stock to be outstanding immediately after this offering is based on 13,676,961 shares of common stock outstanding as of October 10, 2017 and excludes:

•
758,041 shares of common stock issuable upon exercise of outstanding options as of October 10, 2017 under our Amended and Restated 2015 Equity Incentive Plan (the “2015 Plan”); and

•
715,413 shares of common stock issuable upon the exercise of warrants outstanding as of October 10, 2017 at a weighted average exercise price of  $50.40 per share.

•
480,000 shares potentially issuable upon conversion of the May 2017 Notes.

•
300,000 shares potentially issuable upon conversion of the July 2017 Note.

•
1,589,879 shares potentially issuable upon conversion of the July Senior Secured Convertible Promissory Note.

•
858,000 shares potentially issuable upon conversion of August 2017 Convertible Debentures.

•
149,500 shares potentially issuable upon conversion of September 2017 Convertible Debentures.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise by the underwriters of their overallotment option.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
The statements contained in this prospectus and the documents incorporated by reference herein that are not purely historical are forward-looking statements. This prospectus and the documents incorporated by reference herein contain forward-looking statements. Such statements include statements regarding our expectations, hopes, beliefs or intentions regarding the future, including but not limited to statements regarding our market, strategy, competition, development plans (including acquisitions and expansion), financing, revenues, operations, and compliance with applicable laws. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those discussed in any such statement. Factors that could cause actual results to differ materially from such forward-looking statements include the risks described in greater detail in the following paragraphs. All forward-looking statements in this document are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement. Market data used throughout this prospectus is based on published third party reports or the good faith estimates of management, which estimates are based upon their review of internal surveys, independent industry publications and other publicly available information. Although we believe that such sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified such information.
Forward-looking statements contained herein involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These factors include, among others:
•
our limited liquidity and ability to generate revenue;

•
our ability to continue to meet our obligations under our existing debt agreements;

•
risks associated with our ability to raise additional funds sufficient to meet our working capital requirements;

•
our limited operating history;

•
our history of operating losses since our inception;

•
our ability to continue to operate as a going concern;

•
our ability to maintain the listing of our common stock on NASDAQ;

•
risks associated with our ability to protect our intellectual property;

•
risks associated with litigation;

•
our reliance on collaborative partners and others for further clinical trials, development, manufacturing and commercialization of our product candidates;

•
our ability to complete our planned clinical trials (or initiate other trials) in accordance with our estimated timelines due to delays;

•
the cost, delays and uncertainties associated with our scientific research, product development, clinical trials and regulatory approval process;

•
the cost, delays and uncertainties associated with our scientific research, product development, clinical trials and regulatory approval process;

•
our dependence upon key personnel;

•
success in retaining or recruiting, or changes required in, our officers, key employees or directors:

•
our ability to find partners for our products on attractive terms, on a timely basis, or at all;

•
our ability to obtain approval to market and commercialize any of our product candidates;

•
our expectations regarding government and third-party payor coverage and reimbursement; and

•
the highly competitive nature of our business.

RISK FACTORS
Investing in our securities involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all of the other information included, incorporated by reference or referred to in this prospectus, including our Annual Report on Form 10-K for the year ended December 31, 2016, our Quarterly Report for the periods ended March 31, 2017 and June 30, 2017 and our Current Reports on Form 8-K, before purchasing our securities. There are numerous and varied risks as set forth below that may prevent us from achieving our goals, and the risks we describe are not the only ones facing us. If any of these risks actually occur, or if any risks or uncertainties not presently known to us or that we currently deem immaterial may impair our business or operations, then our business, financial condition or results of operations may be materially adversely affected. In such cases, the trading price of our common stock could decline and investors could lose all or part of their investment.
Risks relating to our financial position and need for additional capital
We have limited liquidity and, as a result, we may not be able to meet our obligations under existing debt agreements.
Since our inception in July 2010, we have incurred significant losses and expect to continue to operate at a net loss in the foreseeable future. For the fiscal year ended December 31, 2016, we incurred net losses of $32.7 million and a total accumulated deficit of  $95.6 million. For the six months ended June 30, 2017, our net loss was $8.7 million and our accumulated deficit was $104.3 million. To date, we have financed our operations primarily through private placements of common stock and preferred stock, public offering, convertible debt securities and borrowings under secured loans. Our revenue to date has consisted of royalties on licensed patents. We have devoted substantially all of our financial resources and efforts to developing bertilimumab, our phase 2 drug for the treatment of inflammatory diseases and NanomAbs, our platform for the targeted delivery of cancer drugs, manufacturing bertilimumab under cGMPs, conducting preclinical studies and clinical trials. We are still in the early stages of development of our product candidates, and we have not completed development of bertilimumab, NanomAbs or other drugs. We expect to continue to incur significant expenses and operating losses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we continue the research and development of our product candidates.
We will require additional financing during the remainder of fiscal 2017 to continue at our expected level of operations. Management believes the Company’s ability to continue its operations depends on its ability to access capital markets and generate and grow revenue though management believes that the Company will continue to incur losses for the immediate future. We expect to satisfy our cash needs through additional equity or debt financing, and/or strategic alliances until we can achieve profitability and positive cash flows from operating activities, if ever.
To become and remain profitable, we must succeed in developing and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering additional product candidates, obtaining regulatory approval for these product candidates and manufacturing, marketing and selling any products for which we may obtain regulatory approval, and establishing and managing our collaborations at various stages of each candidate’s development. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.
None of our drug candidates has received FDA or foreign regulatory marketing approval (except Ceplene). In order to grant marketing approval, the FDA or foreign regulatory agencies must conclude that our clinical data and that of our collaborators establish the safety and efficacy of our drug candidates. Furthermore, our strategy includes entering into collaborations with third parties to participate in the development and commercialization of its products. In the event that third parties have control over the preclinical development or clinical trial process for a product candidate, the estimated completion date would largely be under control of that third party rather than under our control. We cannot forecast with any degree of certainty which of its drug candidates will be subject to future collaborations or how such arrangements would affect its development plan or capital requirements.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the FDA or EMA to perform studies in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase and revenue could be further delayed.
Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations. A decline in the value of our Company could also cause you to lose part or all of your investment.
We will require substantial additional funding which may not be available to us on acceptable terms, or at all. If we fail to raise the necessary additional capital, we will be unable to complete the development and commercialization of our product candidates, or continue our development programs.
Our operations have consumed substantial amounts of cash since our inception in 2010. We will require additional capital for the further development and commercialization of our product candidates as well as to fund our other operating expenses and capital expenditures.
We cannot be certain that additional funding will be available on acceptable terms or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. We may also seek collaborators for one or more of our current or future product candidates at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available. Any of these events could significantly harm our business, financial condition and results of operations.
We expect that a large percentage of our future research and development expenses will be incurred in support of current and future preclinical and clinical development programs. These expenditures are subject to numerous uncertainties in timing and cost to completion. We test our product candidates in numerous preclinical studies for toxicology, safety and efficacy. We then conduct early stage clinical trials for each drug candidate. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or programs in order to focus resources on more promising product candidates or programs. Completion of clinical trials may take several years but the length of time generally varies according to the type, complexity, novelty and intended use of a drug candidate. The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development.
In order to carry out our business plan and implement our strategy, we will need to obtain additional financing from time to time and may choose to raise additional funds through strategic collaborations, licensing arrangements, public or private equity or debt financing, bank lines of credit, asset sales, government grants, or other arrangements. We cannot be sure that any additional funding will be available on terms favorable to us, or at all. Furthermore, any additional equity or equity-related financing may be dilutive to our stockholders, and debt or equity financing, if available, may subject us to restrictive covenants and significant interest costs. If we obtain funding through strategic collaborations or licensing arrangement, we may be required to relinquish our rights to certain of our product candidates or marketing territories.
In addition, certain investors, including institutional investors, may be unwilling to invest in our securities if we are unable to maintain the listing of our common stock on a U.S. national securities exchange. Our inability to raise capital when needed would harm our business, financial condition and results of operations, and could cause our stock price to decline or require that we wind down our operations altogether.
We have incurred operating losses since our inception. We expect to incur operating losses for the foreseeable future and may never achieve or maintain profitability.
At December 31, 2016, we had a working capital deficit of  $8.5 million. Our accumulated deficit amounted to $95.6 million and $63.0 million at December 31, 2016 and December 2015, respectively. Our net loss for the years ended December 31, 2016 and 2015 was $32.7 million and $17.2 million, respectively. Net cash used in operating activities for both the years ended December 31, 2016 and 2015 was $12.3 million and $13.9 million, respectively. Operations since inception have been funded primarily with the proceeds from equity and debt financings. As of December 31, 2016, we had cash of  $0.3 million. As of June 30, 2017, we had a working capital deficit of  $14.2 million and our accumulated deficit was $104.3 million. Our net loss was $8.7 million and $8.8 million for the six months ended June 30, 2017 and 2016, respectively. Our cash used in operations was $4.5 million and $5.9 million for the six months ended June 30, 2017 and 2016, respectively. As of June 30, 2017, we had approximately $22,000 in cash. We will continue to fund operations from cash on hand and through the similar sources of capital previously described. We can give no assurance that such capital will be available to us on favorable terms or at all. If we are unable to raise additional funds in the future on acceptable terms, or at all, we will be forced to cease or curtail our development activities. Any additional sources of financing will likely involve the sale of our equity securities, which will have a dilutive effect on existing stockholders.
We have a limited operating history, expect to continue to incur substantial operating losses and may be unable to obtain additional financing, causing substantial doubt about our ability to continue as a going concern over the next twelve months. The report of the Independent Registered Public Accounting Firm includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.
The Independent Registered Public Accounting Firm’s Report issued in connection with our audited financial statements for the year ended December 31, 2016 stated that there is “substantial doubt about our ability to continue as a going concern”. If we are not able to continue our business as a going concern, we may be forced to liquidate our assets for an amount less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose part or all of their investment. Our ability to continue as a going concern is dependent on a combination of several factors, including, our ability to raise capital by issuing debt or equity securities to investors, license or sell our product candidates to other pharmaceutical companies, and generate revenues from successfully developed products. We have limited capital resources and our operations, since inception, have been funded by the proceeds of equity and debt financings.
In connection with the preparation of our audited financial statements as of and for the six months ended June 30, 2017 and as of and for the year ended December 31, 2016, the Company’s management has evaluated whether there is substantial doubt about the Company’s ability to continue as a going concern and has determined that substantial doubt existed based on the following factors: (i) the Company’s available cash as of the date of this filing will not be sufficient to fund its anticipated level of operations within 12 months after the financial statements were issued; (ii) the Company may not identify commercial partners to support development of its drug candidates; (iii) the Company will require additional financing for the remainder of fiscal 2017 to continue at its expected level of operations; (iv) if the Company fails to obtain the needed capital, it will be forced to delay, scale back, or eliminate some or all of its R&D programs or perhaps cease operations. In the opinion of management, these factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern.
The terms of our loan and security agreement place restrictions on our operating and financial flexibility. If we raise additional capital through this facility, the terms of any new debt could further restrict our ability to operate our business.
As of September 29, 2017, the outstanding principal balance of our loan and security agreement with MEF I, L.P. (assigned by Hercules Capital, Inc.) was $1.0 million. The loan and security agreement contains customary affirmative and negative covenants and events of default applicable to us and our subsidiaries. The negative covenants include, among others, restrictions on transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying dividends or making other distributions, making certain investments, incurring liens and selling certain assets in each case subject to certain exceptions. If we default under the facility, the lender may accelerate all of our repayment obligations and take control of our pledged assets, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Further, if we are liquidated, the lenders right to repayment would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation. Any declaration by the lender of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.
If we fail to comply with the continued minimum closing bid requirements of the NASDAQ Capital Market LLC (“NASDAQ”) or other requirements for continued listing, our common stock may be delisted and the price of our common stock and our ability to access the capital markets could be negatively impacted.
Our common stock is listed for trading on the NASDAQ. We must satisfy NASDAQ’s continued listing requirements, including, among other things, a minimum closing bid price requirement of  $1.00 per share for 30 consecutive business days. If a company’s common stock trades for 30 consecutive business days below the $1.00 minimum closing bid price requirement, NASDAQ will send a deficiency notice to the company, advising that it has been afforded a “compliance period” of 180 calendar days to regain compliance with the applicable requirements. Thereafter, if such a company does not regain compliance with the bid price requirement, a second 180-day compliance period may be available.
A delisting of our common stock from NASDAQ could materially reduce the liquidity of our common stock and result in a corresponding material reduction in the price of our common stock. In addition, delisting could harm our ability to raise capital through alternative financing sources on terms acceptable to us, or at all, and may result in the potential loss of confidence by investors, employees and fewer business development opportunities.
On January 5, 2016, we received a notification letter from NASDAQ informing us that for the last 30 consecutive business days, the bid price of our securities had closed below $1.00 per share. This notice had no immediate effect on our NASDAQ listing and we had 180 calendar days, or until July 5, 2016, to regain compliance. To regain compliance, the closing bid price of our securities must be at least $1.00 per share for a minimum of ten consecutive business days.
On July 6, 2016, we received a notification from the Listing Qualifications Department of the NASDAQ indicating that we had been granted an additional 180-calendar day extension, or until January 3, 2017, to regain compliance with the requirements under NASDAQ Listing Rule 5810(c)(3) (the “Rule”). The notification stated that extension determination was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Capital Market, with the exception of the bid price requirement. The notification had no immediate effect on the NASDAQ listing or trading of our common stock.
On January 4, 2017, we received a letter from the NASDAQ Listing Qualifications Staff  (the “Staff”) stating that the Staff has determined to delist our securities from the NASDAQ because the Company is not in compliance with the $1.00 minimum bid price requirement for continued listing set forth in the NASDAQ Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), unless we timely request a hearing before the NASDAQ’s Hearings Panel (the “Panel”) by January 11, 2017.
On March 13, 2017, we announced that following a hearing on March 9, 2017, where we presented our plan to regain compliance including ongoing business events, the Nasdaq Hearings Panel (the “Panel”) granted our request for additional time to comply with NASDAQ listing requirements, subject to the following: (i) we must inform the Panel on or before April 14, 2017 that we have effected a split in a ratio sufficient to cure the deficiency and (ii) we must have evidenced a closing bid price of  $1.00 or more for a minimum of ten prior consecutive trading days on or before May 1, 2017. On April 13, 2017, we effected a 1-for-20 reverse stock split under a new CUSIP number 45254C200. On May 24, 2017, we received written confirmation from NASDAQ that we had regained compliance with Rule 5550(a)(2). All share and per share amounts in this registration statement have been reflected on a post-split basis.
Also, as we reported on April 24, 2017, and as noted in the above-referenced May 24th notification letter issued by NASDAQ’s Hearing Panel, we were notified of additional deficiencies on April 18, 2017 and May 23, 2017, due to our failure to timely file our Form 10-K for the year ended December 31, 2016 and our Form 10-Q for the period ended March 31, 2017. On May 10, 2017, we provided a submission to the Panel explaining the reason for the late filings and asked that the Panel to extend our listing through June 15, 2017. The Panel delayed a decision on that issue until after May 17, 2017, the date by which we represented we would file our delinquent Form 10-K. We filed the delinquent annual report on May 17, 2017, as acknowledged by the Panel, and informed the Panel shortly thereafter that we were on target to file the late Form 10-Q and regain compliance with the filing rule by June 15, 2017. We filed the delinquent First Quarter Report on Form 10-Q on June 14, 2017. Thereafter, the Panel confirmed by letter dated June 15, 2017 that we had regained compliance with Nasdaq’s Listing Rule 5250(c)(1) and that we are in compliance with other applicable requirements as set forth in the decision and required for listing on the NASDAQ Stock Market, and Nasdaq has closed this matter, and determined to continue the listing of the Company’s securities.
On August 23, 2017, we received a notification letter from NASDAQ informing us that we no longer comply with the NASDAQ listing rule that requires companies listed on the NASDAQ Capital Market to maintain a minimum of  $2,500,000 in stockholders’ equity. Our Form 10-Q for the period ended June 30, 2017 reported a stockholders’ deficit of  ($131,000). This notice has no immediate effect on our NASDAQ listing as we have 180 calendar days, or until February 23, 2018, to regain compliance; however, if we are unable to regain compliance with the minimum stockholders’ equity requirement by February 23, 2018, our securities may be delisted from NASDAQ. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. Further, if we were to be delisted from NASDAQ, our common stock would no longer be recognized as a “covered security” and we would be subject to regulation in each state in which we offer our securities. Thus, delisting from NASDAQ could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly impact the ability of investors to trade our securities and would negatively impact the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.
Risks related to our Common Stock
The price of our common stock is volatile and fluctuates substantially, which could result in substantial losses for purchasers of our shareholders.
Our stock price is often volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our common stock may be influenced by many factors, including:
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the success of competitive products or technologies;

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results of clinical trials of our product candidates or those of our competitors;

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developments related to our existing or any future collaboration;

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regulatory or legal developments in the U.S. and other countries;

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developments or disputes concerning patent applications, issued patents or other proprietary rights;

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the recruitment or departure of key personnel;

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the level of expenses related to any of our product candidates or clinical development programs;

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product candidates or products;

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actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

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variations in our financial results or those of companies that are perceived to be similar to us;

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changes in the structure of healthcare payment systems;

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market conditions in the pharmaceutical and biotechnology sectors;

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general economic, industry and market conditions; and

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the other factors described in this “Risk Factors” section.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about our business or us. Three analysts in the U.S. and one in Sweden currently cover our stock. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target animal studies and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.
A significant number of shares of our common stock are issuable pursuant to outstanding notes, options and warrants, and we expect to issue additional shares of common stock in the future. Sales of these shares will dilute the interests of other security holders and may depress the price of our common stock.
As of October 10, 2017, there were 13,676,961 shares of common stock outstanding, with 758,041 shares of common stock issuable upon exercise of outstanding options as of October 10, 2017 under our Amended and Restated 2015 Equity Incentive Plan (the “2015 Plan”); and 715,413 shares of common stock issuable upon the exercise of warrants outstanding as of October 10, 2017, 480,000 shares potentially issuable upon conversion of the May 2017 Notes, 300,000 shares potentially issuable upon conversion of the July 2017 Note, 1,589,879 shares potentially issuable upon conversion of the July Senior Secured Convertible Promissory Note, 858,000 shares potentially issuable upon conversion of August 2017 Convertible Debentures and 149,500 shares potentially issuable upon conversion of the September 2017 Convertible Debentures. In addition, we may issue additional common stock and warrants from time to time to finance our operations. We may also issue additional shares to fund potential acquisitions or in connection with additional stock options or other equity awards granted to our employees, officers, directors and consultants under our 2015 Plan. The issuance of additional shares of common stock, convertible securities or warrants to purchase common stock, perception that such issuances may occur, or exercise of outstanding warrants, convertible securities or options will have a dilutive impact on other shareholders and could have a material negative effect on the market price of our common stock.
A substantial number of shares of common stock may be sold in the market following this offering, which may depress the market price for our common stock.
Sales of a substantial number of shares of our common stock or securities convertible or exercisable into our common stock in the public market following this offering could cause the market price of our common stock to decline. A substantial majority of the outstanding shares of our common stock are, and the shares of common stock sold in this offering upon issuance will be, freely tradable without restriction or further registration under the Securities Act of 1933, as amended.
Provisions in our Third Amended and Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”) and amended and restated bylaws (our “Bylaws”) and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
Provisions in our Certificate of Incorporation and our Bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our Board of Directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Among other things, these provisions include those establishing:

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a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our Board of Directors;

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no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors or the resignation, death or removal of a director, which prevents stockholders from filling vacancies on our Board of Directors;

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the ability of our Board of Directors to authorize the issuance of shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

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the ability of our Board of Directors to alter our Bylaws without obtaining stockholder approval;

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the required approval of the holders of at least three-quarters (75%) of the shares entitled to vote at an election of directors to adopt, amend or repeal our Bylaws or repeal the provisions of our Certificate of Incorporation regarding the election and removal of directors;

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a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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the requirement that a special meeting of stockholders may be called only by the Chairman of the Board of Directors, the chief executive officer, the president or the Board of Directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

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advance notice procedures that stockholders must comply with in order to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.
Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, our credit facility currently prohibits us from paying dividends on our equity securities, and any future debt agreements may likewise preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.
Risks Relating to this offering and the securities offered herein
If you purchase units in this offering, you will incur immediate and substantial dilution in the net tangible book value per share of common stock as a result of this offering.

Investors in this offering will experience immediate dilution in their net tangible book value per share to the extent of the difference between the conversion price per share of common stock and the “adjusted” net tangible book value per share after giving effect to the offering. The conversion price for one share of common stock underlying the Series E Preferred Stock is substantially higher than the net tangible book value per share of our common stock. As a result, investors purchasing units in this offering will incur immediate dilution of  $2.54 per share of common stock, based on an initial conversion price of  $1.00 per share of Series E Preferred Stock. See “Dilution.”
Because our management will have broad discretion and flexibility in how the net proceeds from this offering are used, our management may use the net proceeds in ways with which you disagree or which may not prove effective.
We currently intend to use the net proceeds from this offering as discussed under “Use of Proceeds” in this prospectus supplement. Our management will have significant discretion and flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.
The Series E Preferred Stock and the Warrants are unlisted securities and there is no public market for them.
There is no established public trading market for the Series E Preferred Stock or the Warrants, and we do not expect a market to develop. In addition, neither the Series E Preferred Stock nor the Warrants are listed, and we have not applied, and do not intend to apply, for listing of the Series E Preferred Stock or the Warrants on any securities exchange or trading system. Without an active market, the liquidity of the Series E Preferred Stock and the Warrants is limited, and investors may be unable to liquidate their investments in the Series E Preferred Stock or the Warrants.
The Warrants may not have any value.
The Warrants will be exercisable for five years from the closing date at an initial exercise price of  $ per share. In the event that the price of the shares of common stock underlying the Warrants does not exceed the exercise price of the warrants during the period when the Warrants are exercisable, the Warrants may not have any value.
The Series E Preferred stock and Warrants purchased in this offering do not entitle the holder to any rights as common stockholders until the holder converts the shares of Series E Preferred Stock or exercises the warrant into shares of common stock or then converts the shares of Series E Preferred Stock into shares of our common stock.
Until you acquire shares of our common stock upon conversion of your shares of Series E Preferred Stock or exercise of your Warrants purchased in this offering into shares of common stock, such shares of Series E Preferred Stock and Warrants will not provide you any rights as a common stockholder, except as set forth in the shares of Series E Preferred Stock and warrants. Upon conversion of your shares of Series E Preferred Stock or exercise of your Warrants purchased in this offering, you will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs on or after the conversion or exercise date.
Our management has identified internal control deficiencies, which our management believes constitute material weaknesses. Any future material weaknesses or deficiencies in our internal control over financial reporting could harm stockholder and business confidence in our financial reporting, our ability to obtain financing and other aspects of our business.
In connection with the preparation of our audited financial statements as of and for the six months ended June 30, 2017 and for the year ended December 31, 2016 and 2015 we concluded that a material weakness existed in internal control over financial reporting. As of December 31, 2016, we carried out an assessment of the effectiveness of our internal control over financial reporting based on the framework in

Internal Control — Integrated Framework (2013), updated and reissued by the Committee of Sponsoring Organizations (2013) (“COSO Framework”). Based on our evaluation under the COSO Framework, our management concluded that our internal control over financial reporting was not effective as of June 30, 2017 and December 31, 2016. In connection with the above assessment, Immune management identified a material weakness in the control environment relating to lack of sufficient entity level controls, segregation of duties issues due to lack of sufficient accounting and finance personnel, accounting for complex financial transactions and lack of a sufficient technology infrastructure to support the financial reporting function.
A material weakness is a significant deficiency, or combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions. Although the Company has attempted to address the identified material weaknesses, management has concluded that the Company’s internal controls over financial reporting were not effective at June 30, 2017 and December 31, 2016. Therefore, we cannot be certain that, in the future, additional material weaknesses or significant deficiencies will not exist or otherwise be discovered. If our efforts to address the weakness identified are not successful, or if other deficiencies occur, these weaknesses or deficiencies could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price and investor confidence or other material effects on our business, reputation, financial condition or liquidity.

USE OF PROCEEDS
We estimate that our net proceeds from this offering will be approximately $13.6 million, excluding the proceeds, if any, from the exercise of the Warrants, based on the public offering price of  $1,000 per share of Preferred Stock and related Warrants and after deducting underwriting discounts, commissions and other estimated offering expenses payable by us.
We expect to use approximately $2.1 million of the net proceeds from this offering to repay outstanding convertible notes and $1.5 million of the net proceeds to reduce outstanding accounts payable balances. The convertible notes we plan to repay and reduce are provided in the schedule below:
Indebtedness	Issue date	Anticipated Proceeds Used for Repayment/Reduction
July Senior Secured Promissory Note	7/7/2017	$1,192,410(1)
August Debentures	8/24/2017	$858,000(2)
September Debentures	9/15/2017	$84,500(3)

(1)
The July Senior Secured Promissory Note matures on July 7, 2018 and the interest rate is 15% per annum, which twelve months’ interest is guaranteed.

(2)
The August Debentures are due and payable on the earlier of  (i) February 28, 2018 and (ii) the closing by the Company of one of more subsequent financings with gross proceeds equal to $3.0 million in the aggregate.

(3)
The September Debentures are due and payable on the earlier of  (i) May 30, 2018 and (ii) the closing of one or more subsequent financings with gross proceeds of  $3.0 million in the aggregate.

Following the payments described above, we expect that the net proceeds from this offering available to fund our operations will be approximately $10.0 million. We currently intend to use such proceeds to continue development of bertilimumab and nano-cyclosporine, including payment of Phase 2 clinical trial and drug manufacturing costs. Our management will have significant discretion and flexibility in applying the net proceeds from the sale of these securities. See “Risk Factors” for a discussion of certain risks that may affect our intended use of the net proceeds from this offering.
Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot currently allocate specific percentages of the net proceeds that we may use for the purposes specified above, and we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to obtain additional financing. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.
Pending the use of the net proceeds from this offering, we intend to invest the net proceeds in investment-grade, interest-bearing instruments.

MARKET PRICE OF COMMON STOCK
Our common stock trades on the NASDAQ Capital Market under the symbol “IMNP.” The last reported sale price for our common stock on October 10, 2017 was $1.43 per share. As of October 10, 2017, we had approximately 81 holders of record of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.
The following table sets forth for the periods indicated the high and low sale prices per share of our common stock as reported on the NASDAQ Capital Market, but as adjusted to reflect applicable reverse stock splits:
	High	Low
2017
First Quarter	$4.76	$2.62
Second Quarter	5.02	2.11
Third Quarter	3.28	1.01
2016
First Quarter	$16.60	$8.00
Second Quarter	12.80	4.00
Third Quarter	11.00	5.00
Fourth Quarter	7.20	3.20
2015
First Quarter	$46.40	$30.00
Second Quarter	45.60	33.80
Third Quarter	39.40	20.40
Fourth Quarter	30.80	12.20

DIVIDEND POLICY
We have not paid any dividends on our common stock to date and do not anticipate that we will pay dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock in the future will be dependent upon the amount of funds legally available, our earnings, if any, our financial condition, our anticipated capital requirements and other factors that the board of directors may think are relevant.
Holders of Preferred Stock are entitled to receive perpetual cumulative dividends at the rate of 8.0% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the original issue date. We have the right to pay dividends in cash or in shares of common stock. If we do not have funds legally available to pay cash dividends and certain equity conditions are not met, at the election of the holder, such dividends accrete to and increase the outstanding stated value of the Preferred Stock.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization, as of June 30, 2017 on an actual basis and as adjusted, based on an assumed offering price of  $1,000 per share of Preferred Stock, after deducting the estimated underwriter discounts and commissions and estimated offering expenses payable by us.
You should consider this table in conjunction with “Use of Proceeds” above as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those financial statements included elsewhere in this prospectus.
	As of June 30, 2017
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash and Cash Equivalents	$22	$12,117(1)
Long-term debt, including current portion	$9,557	$9,557(1)
Common stock, $0.0001 par value: 225,000,000 shares authorized, 9,964,301 shares issued and outstanding as of June 30, 2017, actual; 225,000,000 shares authorized	1	1
Series E Preferred stock	—	16,200
Additional paid-in capital	104,204	101,599
Accumulated deficit	(104,336)	(104,336)
Total stockholders’ equity (deficiency)	(131)	13,464

(1)
Cash and cash equivalents and long-term debt as adjusted as of June 30, 2017 do not reflect the use of proceeds for the repayment of debt since those notes were not outstanding as of June 30, 2017.

DILUTION
If you invest in the units, your interest in the common stock underlying the Series E Preferred Stock and the Warrants offered hereunder may be diluted to the extent of the difference between the price you pay for each share of common stock and the net tangible book value per share of our common stock immediately after this offering. As of June 30, 2017, our net tangible book value was ($22.1 million), or $(2.22) per share of common stock, based on 9,964,301 shares of our common stock outstanding at June 30, 2017. Our historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding as of June 30, 2017.
Assuming that we issue 15,000 units at a price of  $1,000 per unit, the Series E Preferred Stock sold in this offering has a conversion price of  $1.00 per share, and assuming the conversion of all the shares of Series E Preferred Stock sold in the offering and after deducting the commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2017 would have been ($8.5) million, or ($0.85) per share of our common stock. This calculation excludes the proceeds, if any, from the exercise of warrants issued in this offering. This amount represents an immediate increase of net tangible book value to our existing stockholders of  $1.36 per share and an immediate dilution of  $1.85 per share to the new investors purchasing securities in this offering.
The following table illustrates this per share dilution:
Conversion price per share of Series E Preferred Stock		$1.00
Historical net tangible book value per share as of June 30, 2017	$(2.22)
Increase per share attributable to sale of shares by us in this offering	$1.36
Net tangible book value per share, as adjusted to give effect to this offering		$(0.85)
Dilution per share to investors in this offering		$1.85
The above discussion and table are based on 9,964,301 shares of common stock outstanding as of June 30, 2017 and excludes:
•
758,041 shares of common stock issuable upon exercise of outstanding options as of October 10, 2017 under our Amended and Restated 2015 Equity Incentive Plan (the “2015 Plan”);

•
715,413 shares of common stock issuable upon the exercise of warrants outstanding as of October 10, 2017 at a weighted average exercise price of  $50.40 per share.

•
480,000 shares potentially issuable upon conversion of the May 2017 Notes.

•
300,000 shares potentially issuable upon conversion of the July 2017 Note.

•
1,589,879 shares potentially issuable upon conversion of the July Senior Secured Convertible Promissory Note.

•
858,000 shares potentially issuable upon conversion of August 2017 Convertible Debentures.

•
149,500 shares potentially issuable upon conversion of September 2017 Convertible Debentures.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information regarding the beneficial ownership of our common stock by (i) each person who, to our knowledge, owns more than 5% of our common stock, (ii) each of our current directors and the named executive officer identified under the heading “Executive Compensation” and (iii) all of our current directors and executive officers as a group. We have determined beneficial ownership in accordance with applicable rules of the SEC, and the information reflected in the table below is not necessarily indicative of beneficial ownership for any other purpose. Under applicable SEC rules, beneficial ownership includes any shares of common stock as to which a person has sole or shared voting power or investment power and any shares of common stock which the person has the right to acquire within 60 days after October 10, 2017 through the exercise of any option, warrant or right or through the conversion of any convertible security. Unless otherwise indicated in the footnotes to the table below and subject to community property laws where applicable, we believe, based on the information furnished to us that each of the persons named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.
The information set forth in the table below is based on 13,676,961 shares of our common stock issued and outstanding on October 10, 2017. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants, rights or other convertible securities held by that person that are currently exercisable or will be exercisable within 60 days after October 10, 2017. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the principal address of each of the stockholders below is in care of Immune Pharmaceuticals Inc., 550 Sylvan Avenue, Suite 101, Englewood Cliffs, NJ 07632.
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Executive Officers and Directors:
Daniel G. Teper(1)	353,066	2.58%
John Militello(2)	7,767	*
Daniel Kazado(3)	76,677	*
Cameron Durrant(4)	28,450	*
Elliot Maza(5)	105,750	*
John Neczesny(6)	25,750	*
Jeff Paley(7)	29,150	*
All current executive officers and directors as a group (7 persons)(8)	626,609	4.58%

*
Represents beneficial ownership of less than 1% of the shares of common stock.

(1)
Includes 67,688 shares issuable upon the exercise of stock options that are exercisable within the next 60 days and warrants to purchase 1,388 shares of our common stock that are exercisable within the next 60 days.

(2)
Consists of 7,667 shares issuable upon the exercise of stock options that are exercisable within the next 60 days.

(3)
Consists of 30,750 shares issuable upon the exercise of stock options that are exercisable within the next 60 days, warrants to purchase 11,242 shares of our common stock that are exercisable within the next 60 days.

(4)
Consists of 28,250 shares issuable upon the exercise of stock options that are exercisable within the next 60 days.

(5)
Consists of 105,750 shares issuable upon the exercise of stock options that are exercisable within the next 60 days.

(6)
Consists of 25,750 shares issuable upon the exercise of stock options that are exercisable within the next 60 days.

(7)
Includes 25,750 shares issuable upon the exercise of stock options that are exercisable within the next 60 days granted as a Director of the Company. Also includes 3,000 options granted in connection with a consulting agreement prior to becoming a Director of the Company that are fully vested.

(8)
See footnotes 1 through 7.

DESCRIPTION OF SECURITIES WE ARE OFFERING
Description of Units
15,000 units, each unit consisting of one (1) share of our Series E Preferred Stock and Warrants to purchase              shares of common stock.
The securities of which the units are composed (the “underlying securities”) are being sold in this offering only as part of the units. However, the units will not be certificated and the underlying securities comprising the units are immediately separable. Each underlying security purchased in this offering will be issued independent of each other underlying security and not as part of a unit. Upon issuance, each underlying security may be transferred independent of any other underlying security, subject to applicable law and transfer restrictions.
Description of Series E Preferred Stock Included in the Units
The material terms and provisions of the shares of Series E Convertible Preferred Stock (“Series E Preferred Stock”) being offered pursuant to this prospectus supplement are summarized below. This summary of some provisions of the Series E Preferred Stock is not complete. For the complete terms of the Series E Preferred Stock, you should refer to the Certificate of Designation (the “Series E Certificate of Designation”) filed as an exhibit to the Current Report on Form 8-K to be filed with the SEC in connection with this offering.
Amount of Preferred Shares.
Our board of directors plans to designate 15,000 shares of our preferred stock as Series E Preferred Stock, none of which are currently issued and outstanding. Pursuant to a transfer agency agreement between us and VStock Transfer LLC, as transfer agent, the Series E Preferred Stock will be issued in book-entry form and will initially be represented only by one or more global certificates deposited with The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.
Ranking of Preferred Shares.
The Series E Preferred Stock will rank senior to our common stock and other classes of capital stock with respect to dividend and redemption, unless the holders of a majority of the outstanding shares of Series E Preferred Stock consent to the creation of parity stock or senior preferred stock.
Conversion.
Each Series E Preferred Share is convertible at any time at the holder’s option at the Conversion Price (as defined below). Notwithstanding the foregoing, the Series E Certificate of Designation further provides that we may not effect any conversion of Series E Preferred Shares, with certain exceptions, to the extent that, after giving effect to an attempted conversion, the holder of Series E Preferred Shares (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own a number of shares of common stock in excess of 4.99% (or, at the election of the holder, 9.99%) of the shares of our common stock then outstanding after giving effect to such exercise (the “Preferred Stock Beneficial Ownership Limitation”); provided, however, that upon notice to the Company, the holder may increase or decrease the Preferred Stock Beneficial Ownership Limitation, provided that in no event may the Preferred Stock Beneficial Ownership Limitation exceed 9.99% and any increase in the Preferred Stock Beneficial Ownership Limitation will not be effective until 61 days following notice of such increase from the holder to us.
Conversion Price.
The Preferred Stock is convertible into shares of Common Stock by dividing the stated value of the Preferred Stock ($1,080) by the conversion price (the “Conversion Price”). For the first 40 trading days following the closing of this offering, the Conversion Price is equal to $    per share of Common Stock, referred to as the “Set Price,” subject to certain adjustments. After such 40 trading days, the conversion price is equal to the lesser of  (a) the Set Price and (b) 87.5% of the lowest volume weighted average price for our Common Stock as reported at the close of trading on the market reporting trade prices for the Common Stock during the five trading days prior to the date of the notice of conversion, subject to adjustment as provided for in the Certificate of Designation. The conversion price is subject to a floor of $      , except in the event of anti-dilution adjustments.
The Set Price is subject to adjustment for stock splits, stock dividends, distributions of Common Stock or securities convertible, exercisable or exchangeable for Common Stock, subdivisions, combinations and reclassifications. Further, the Set Price is subject to full ratchet adjustment if we issue or are deemed to issue additional shares of our Common Stock at a price per share less than the then effective Set Price.
Subject to certain exclusions contained in the Certificate of Designations, if the Company in any manner grants or sells any rights, warrants or options and the lowest price per share for which one share of Common Stock is at any time issuable upon the exercise of any such option or upon conversion, exercise or exchange of any Common Stock Equivalents (as defined in the Series E Certificate of Designation) issuable upon exercise of any such option, exercise or exchange of any Common Stock Equivalent issuable upon the exercise of such option or otherwise pursuant to the terms thereof is less than the Conversion Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such option for such price per share. For purposes of this paragraph only, the “lowest price per share for which one share of Common Stock is issuable upon the exercise of any such options or upon conversion, exercise or exchange of any Common Stock Equivalent issuable upon exercise of any such option or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of  (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to any one share of Common Stock upon the granting or sale of such option, upon exercise of such option and upon conversion, exercise or exchange of any Common Stock Equivalents issuable upon exercise of such option or otherwise pursuant to the terms thereof and (y) the lowest exercise price set forth in such option for which one share of Common Stock is issuable upon the exercise of any such options or upon conversion, exercise or exchange of any Common Stock Equivalents issuable upon exercise of any such option or otherwise pursuant to the terms thereof. Except as contemplated by the terms of the Series E Certificate of Designations, no further adjustment of the Conversion Price shall be made upon the actual issuance of such shares of Common Stock or of such convertible securities upon the exercise of such options or otherwise pursuant to the terms of or upon the actual issuance of such Common Stock Equivalents (as defined in the Series E Certificate of Designations).
If the Company in any manner issues or sells any Common Stock Equivalents and the lowest price per share for which one share of Common Stock is at any time issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof is less than the Conversion Price, then such share of Common Stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such convertible securities for such price per share. For purposes of this paragraph only, the “lowest price per share for which one share of Common Stock is issuable upon the conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof” shall be equal to (1) the lower of  (x) the sum of the lowest amounts of consideration (if any) received or receivable by the Company with respect to one share of Common Stock upon the issuance or sale of the Common Stock Equivalent and upon conversion, exercise or exchange of such convertible security or otherwise pursuant to the terms thereof and (y) the lowest conversion price set forth in such convertible security for which one share of Common Stock is issuable upon conversion, exercise or exchange thereof or otherwise pursuant to the terms thereof minus (2) the sum of all amounts paid or payable to the holder of such Common Stock Equivalent (or any other person) upon the issuance or sale of such Common Stock Equivalent plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such Common Stock Equivalent (or any other person). Except as contemplated by the terms of the Series E Certificate of Designation, no further adjustment of the Conversion Price shall be made upon the actual issuance of such shares of Common Stock upon conversion, exercise or exchange of such Common Stock Equivalents or otherwise pursuant to the terms thereof, and if any such issuance or sale of such Common Stock Equivalents is made upon exercise of any options for which adjustment of the Conversion Price has been or is to be made, except as contemplated by the terms of the Series E Certificate of Designations, no further adjustment of the Conversion Price shall be made by reason of such issuance or sale.

If the purchase or exercise price provided for in any options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any convertible securities, or the rate at which any convertible securities are convertible into or exercisable or exchangeable for shares of Common Stock increases or decreases at any time (other than proportional changes in conversion or exercise prices, as applicable, in connection with stock dividends, splits or combination of outstanding Common Stock) the Conversion Price in effect at the time of such increase or decrease shall be adjusted to the Conversion Price which would have been in effect at such time had such options or convertible securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. If the terms of any option or convertible security that was outstanding as of the date of issuance of the Preferred Stock and related Warrants are increased or decreased in the manner described in the immediately preceding sentence, then such option or convertible security and the shares of Common Stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment shall be made if such adjustment would result in an increase of the Conversion Price then in effect.
If any option and/or convertible security and/or Adjustment Right is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company (as determined by the holder of Preferred Stock, the “Primary Security”, and such option and/or convertible security and/or Adjustment Right (as defined below), the “Secondary Securities” and together with the Primary Security, each a “unit”), together comprising one integrated transaction, the aggregate consideration per share of Common Stock with respect to such Primary Security shall be deemed to be the lower of  (x) the purchase price of such unit, (y) if such Primary Security is an option and/or convertible security, the lowest price per share for which one share of Common Stock is at any time issuable upon the exercise or conversion of the Primary Security in accordance with the paragraphs above and (z) the lowest volume-weighted average price of the Common Stock on any trading day during the four trading day period immediately following the public announcement of such dilutive issuance. If any shares of Common Stock, options or convertible securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount of consideration received by the Company therefor. If any shares of Common Stock, options or convertible securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the volume-weighted average prices of such security for each of the five (5) trading days immediately preceding the date of receipt. If any shares of Common Stock, options or convertible securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of Common Stock, options or convertible securities (as the case may be). The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the holder. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation (the “Valuation Event”), the fair value of such consideration will be determined within five (5) trading days after the tenth (10th) day following such Valuation Event by an independent, reputable appraiser jointly selected by the Company and the holder.
“Adjustment Right” means any right granted with respect to any securities issued in connection with, or with respect to, any issuance or sale (or deemed issuance or sale in accordance with the paragraph above) of shares of Common Stock that could result in a decrease in the net consideration received by the Company in connection with, or with respect to, such securities (including, without limitation, any cash settlement rights, cash adjustment or other similar rights).
Dividends on Preferred Shares.
Holders of Preferred Stock are entitled to receive perpetual cumulative dividends at the rate of 8.0% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the first such date after the original issue date. The form of dividend payments to each holder shall be determined in the following order of priority: (i) if funds are legally available for the payment of dividends and certain equity conditions (as described in the Certificate of Designation, the “Equity Conditions”) have not been met, in cash only, (ii) if funds are legally available for the payment of dividends and the Equity Conditions have been met, at our sole election, in cash or shares of Common Stock, (iii) if funds are not legally available for the payment of dividends and the Equity Conditions have been met, in shares of Common Stock, (iv) if funds are not legally available for the payment of dividends and the Equity Condition relating to an effective registration statement has been waived by such holder, as to such holder only, in unregistered shares of Common Stock, and (v) if funds are not legally available for the payment of dividends and the Equity Conditions have not been met, then, at the election of such holder, such dividends accrete to and increase the outstanding stated value of the Preferred Stock and will be considered fully paid and no longer accrued and unpaid dividends. If we pay such dividends in a number of shares of Common Stock, we will do so at a conversion rate equal to 87.5% of the lowest volume weighted average price for our Common Stock as reported at the close of trading on the market reporting trade prices for the Common Stock during the five trading days ending on such dividend date.
Liquidation.
In the event of a liquidation, the holders of Series E Preferred Shares are entitled to participate on an as-converted-to-common stock basis with holders of the common stock in any distribution of assets of the Company to the holders of the common stock. The Series E Certificate of Designation provides, among other things, that we will not pay any dividends on shares of common stock (other than dividends in the form of common stock) unless and until such time as we pay dividends on each Series E Preferred Share on an as-converted basis. Other than as set forth in the previous sentence, the Series E Certificate of Designation provides that no other dividends will be paid on Series E Preferred Shares and that we will pay no dividends (other than dividends in the form of common stock) on shares of common stock unless we simultaneously comply with the previous sentence. The Series E Certificate of Designation does not provide for any restriction on the repurchase of Series E Preferred Shares by us while there is any arrearage in the payment of dividends on the Series E Preferred Shares. There are no sinking fund provisions applicable to the Series E Preferred Shares.
Fundamental Transactions.
In the event of any fundamental transaction, as described in the Certificate of Designations and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent conversion of the Preferred Stock, the holder will have the right to receive as alternative consideration, for each share of our Common Stock that would have been issuable upon such conversion immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of our company, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our Common Stock for which the Preferred Stock is convertible immediately prior to such event.
Voting Rights.
With certain exceptions, as described in the Series E Certificate of Designation, the Series E Preferred Shares have no voting rights. However, as long as any shares of Series E Preferred Shares remain outstanding, the Series E Certificate of Designation provides that we may not, without the affirmative vote of holders of a majority of the then-outstanding Series E Preferred Shares, (a) alter or change adversely the powers, preferences or rights given to the Series E Preferred Shares or alter or amend the Series E Certificate of Designation, (b) increase the number of authorized shares of Series E Preferred Shares or (c) amend our Certificate of Incorporation or other charter documents in any manner that adversely affects any rights of holders of Series E Preferred Shares.
Market and Exchange Listing.
We have not applied, and do not intend to apply, for listing of the Series E Preferred Shares on any securities exchange or other trading system.

Description of Warrants Included in the Units
The material terms and provisions of the warrants being offered pursuant to this prospectus supplement (the “Warrants”) are summarized below. This summary of some provisions of the Warrants is not complete. For the complete terms of the Warrants, you should refer to the form of Warrant filed as an exhibit to the Current Report on Form 8-K to be filed with the SEC in connection with this offering.
Pursuant to a warrant agency agreement between us and VStock Transfer LLC, as warrant agent, the Warrants will be issued in book-entry form and will initially be represented only by one or more global Warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company, or DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.
Exercisability, Exercise Price and Term.
Each unit issued in this offering includes Warrants to purchase           shares of our Common Stock at an exercise price of  $ per share. The Warrants will be exercisable immediately and will expire on the seven-year anniversary of the issuance date. The holder of a Warrant will not be deemed a holder of our underlying common stock until the Warrant is exercised, except as set forth in the Warrants.
The exercise price and the number of shares issuable upon exercise of the Warrants is subject to appropriate adjustment in the event of recapitalization events, stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock. The exercise price is also subject to adjustment in the event that we sell or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents (as defined in the Warrants), at an effective price per share less than the exercise price then in effect. The Warrant holders must pay the exercise price in cash upon exercise of the Warrants, unless such Warrant holders are utilizing the cashless exercise provision of the Warrants, which is only available in certain circumstances such as if the underlying shares are not registered with the SEC pursuant to an effective registration statement. We intend to use commercially reasonable efforts to have the registration statement of which this prospectus supplement forms a part, effective when the Warrants are exercised.
Fundamental Transactions.
In addition, in the event we consummate a merger or consolidation with or into another person or other reorganization event in which our common shares are converted or exchanged for securities, cash or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquire 50% or more of our outstanding shares of common stock (a “fundamental transaction”), then following such event, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the same kind and amount of securities, cash or property which the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction. Any successor to us or surviving entity is required to assume the obligations under the warrants. Notwithstanding the foregoing, in the event of a fundamental transaction, the holders will have the option, which may be exercised within 30 days after the consummation of the fundamental transaction, to require the company or the successor entity purchase the Warrant from the holder by paying to the holder an amount of cash equal to the Black Scholes value of the remaining unexercised portion of the warrant on the date of the consummation of the fundamental transaction. However, if the fundamental transaction is not within the company’s control, including not approved by the company’s Board of Directors or the consideration is not in all stock of the successor entity, the holder will only be entitled to receive from the company or any successor entity, as of the date of consummation of such fundamental transaction, the same type or form of consideration (and in the same proportion), at the Black Scholes value of the unexercised portion of the Warrant, that is being offered and paid to the holders of common stock of the company in connection with the fundamental transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of common stock are given the choice to receive from among alternative forms of consideration in connection with the fundamental transaction.

Upon the holder’s exercise of a Warrant, we will issue the shares of common stock issuable upon exercise of the Warrant within three trading days following our receipt of a notice of exercise, provided that payment of the exercise price has been made (unless exercised via the “cashless” exercise provision).
Prior to the exercise of any Warrants to purchase common stock, holders of the Warrants will not have any of the rights of holders of the common stock purchasable upon exercise, including the right to vote, except as set forth therein.
Warrant holders may exercise the Warrants only if the issuance of the shares of common stock upon exercise of the Warrants is covered by an effective registration statement, or an exemption from registration is available under the Securities Act and the securities laws of the state in which the holder resides. We intend to use commercially reasonable efforts to have the registration statement of which this prospectus supplement forms a part effective when the Warrants are exercised. The Warrant holders must pay the exercise price in cash upon exercise of the Warrants unless there is not an effective registration statement or, if required, there is not an effective state law registration or exemption covering the issuance of the shares underlying the Warrants (in which case, the warrants may only be exercised via a “cashless” exercise provision).
Cashless Exercise.
If a Warrant is exercised via the “cashless” exercise provision, the holder will receive the number of shares equal to the quotient obtained by dividing (i) the difference between the VWAP (as determined pursuant to the terms of the Warrants) and the exercise price of the Warrant multiplied by the number of shares issuable under the Warrant by (ii) the VWAP.
Market and Exchange Listing.
We have not applied, and do not intend to apply, for listing of the Warrants on any securities exchange or other trading system.
Description of Capital Stock
The following description of our common stock summarizes the material terms and provisions of the common stock that we may issue in connection with this offering. It may not contain all the information that is important to you. For the complete terms of our common stock, please refer to our Certificate of Incorporation and our Bylaws, which are filed as exhibits to the registration statement which includes this prospectus. The Delaware General Corporation Law (“DGCL”) may also affect the terms of these securities.
Common Stock
On January 14, 2010, we filed a certificate of amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware to increase the number of authorized shares to 225,000,000 shares of common stock, par value $0.0001 per share and 5,000,000 shares of preferred stock, par value $0.0001 per share. Additionally, on April 12, 2017, we filed a certificate of amendment to our Certificate of Incorporation to effectuate a one-for-ten reverse split of our issued and outstanding common stock. At the effective time of the reverse split, every 10 shares of common stock issued and outstanding were automatically combined into one share of issued and outstanding common stock, without any change in the par value per share. 13,676,961 shares of our common stock were outstanding as of October 10, 2017.
The following is qualified in its entirety by reference to our Certificate of Incorporation and amendments thereto and our Bylaws, and by the provisions of applicable law. A copy of our Certificate of Incorporation and our amended and Bylaws are included as exhibits to our most recent Annual Report on Form 10-K which is incorporated herein by reference.
Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders, and do not have cumulative voting rights. Generally, in matters other than the election of directors, the affirmative vote of a majority of the votes cast authorizes such an action, except where Delaware General Corporation Law prescribes a different percentage of votes or a different exercise of voting power. For the election of directors, directors are elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote. Holders of our common stock are entitled to receive, as, when and if declared by our Board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes, subject to any preferential dividend or other rights of any then outstanding preferred stock.
No preemptive, conversion, or other subscription rights apply to our common stock. All outstanding shares of our common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets available for distribution, subject to any preferential or other rights of any then outstanding preferred stock. The voting, dividend and liquidation rights of the holders of our common stock are subject to and qualified by the rights of the holders of the preferred stock.
Preferred Stock
In addition to the shares of Series E Preferred Stock being offered pursuant to this prospectus supplement, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 5,000,000 shares preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with financings, possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, discouraging or preventing a change in control of our company, may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock, and may reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation.
Other Warrants
As of October 10, 2017, there were warrants outstanding to purchase a total of 715,413 shares of our common stock, which expire between December 31, 2017 and October 10, 2022. Each of these warrants entitles the holder to purchase one share of common stock at prices ranging from $4.00 to $200.00 per common share, with a weighted average exercise price of  $50.40 per share. Certain of these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Certain of these warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of dividends, share splits, reorganizations and reclassifications and consolidations. Certain of these warrants contain a provision requiring a reduction to the exercise price in the event we issue common stock, or securities convertible into or exercisable for common stock, at a price per share lower than the warrant exercise price.
Anti-Takeover Effects of Provisions of Our Charter Documents
Our Certificate of Incorporation provides for our Board to be divided into three classes serving staggered terms, Class I, Class II, and Class III. Elliot Maza, our Chief Executive Officer, and Dr. Cameron Durrant, our lead independent director, both of whom being Class II directors, were reelected at the Company’s Annual Meeting of Stockholders held on December 9, 2015, to serve on the Company’s Board of Directors until the Company’s 2018 annual meeting of stockholders. Dr. Daniel Teper and John Neczesny, both of whom being Class III directors, were reelected at the Company’s Annual Meeting of Stockholders held on December 20, 2016, to serve on the Company’s Board of Directors until the Company’s 2019 annual meeting of stockholders.
Approximately one-third of our Board will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified Board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of Immune and could increase the likelihood that incumbent directors will retain their positions. Our Certificate of Incorporation provides that directors may be removed only with cause by the affirmative vote of the holders of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote generally in the election of directors.
Our Certificate of Incorporation requires that certain amendments to the Certificate of Incorporation and amendments by the stockholders of our Bylaws require the affirmative vote of at least 75% of the shares of capital stock of the Company issued and outstanding and entitled to vote generally in the election of directors. These provisions could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company and could delay changes in management.
Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual stockholders meeting, including proposed nominations of persons for election to our Board. At an annual stockholders meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Secretary of the Company timely written notice, in proper form, of his or her intention to bring that business before the annual stockholders meeting. Our Bylaws do not give our Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our Bylaws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.
Our Bylaws provide that only our Board, the chairperson of the board, the President or the Chief Executive Officer may call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of our Board by calling a special meeting of stockholders prior to such time as a majority of our Board, the chairperson of the board, the President or the Chief Executive Officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board also could be delayed until the next annual stockholders meeting.
Our Certificate of Incorporation does not allow stockholders to act by written consent without a meeting if a class of capital stock is registered under Section 12 of the Exchange Act. Without the availability of stockholder’s actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a stockholders’ meeting.
Anti-Takeover Effects of Provisions of Delaware Law
We are subject to the provisions of Section 203 of the DGCL, or Section 203. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:
•
prior to this time, our Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to such time, the business combination is approved by our Board and authorized at a special or annual stockholders meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:
•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•
any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.
Limitation of Liability and Indemnification
Our Certificate of Incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, for payment of dividends or approval of stock purchases or redemptions that are prohibited by the DGCL, or for any transaction from which the director derived an improper personal benefit.
Under the DGCL, our directors have a fiduciary duty to us that is not eliminated by this provision of our Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. This provision also does not affect our directors’ responsibilities under any other laws, such as federal securities laws or state or federal environmental laws.
Section 145 of the DGCL empowers a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors or officers of the corporation, if they acted in good faith, in a manner, they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that their conduct was unlawful. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. Our Certificate of Incorporation provides that, to the fullest extent permitted by Section 145 of the DGCL, we shall indemnify any person who is or was a director or officer of us, or is or was serving at our request as a director, officer or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the expenses, liabilities or other matters referred to in or covered by Section 145 of the DGCL. Our Bylaws provide that we will indemnify any person who was or is a party or threatened to be made a party to any proceeding by reason of the fact that such person is or was a director or officer of us or is or was serving at our request as a director, officer or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise to the fullest extent permitted by the DGCL.
In addition, we have entered into indemnification agreements with each of our directors and our executive officers. Pursuant to the indemnification agreements, we have agreed to indemnify and hold harmless these directors and officers to the fullest extent permitted by the DGCL. The agreements generally cover expenses that a director or officer incurs or amounts that a director or officer becomes obligated to pay because of any proceeding to which he or she is made or threatened to be made a party or participant by reason of his or her service as a current or former director, officer, employee or agent of the Company. The agreements also provide for the advancement of expenses to the directors and officers subject to specified conditions. There are certain exceptions to our obligation to indemnify the directors and officers, including any intentional malfeasance or act where the director or officer did not in good faith believe he or she was acting in our best interests, with respect to “short-swing” profit claims under Section 16(b) of the 1934 Act and, with certain exceptions, with respect to proceedings that he or she initiates.
Section 145 of the DGCL also empowers a corporation to purchase insurance for its officers and directors for such liabilities. We maintain liability insurance for our officers and directors.
Listing on the NASDAQ Capital Market
Our common stock is listed on the NASDAQ Capital Market under the symbol “IMNP.” We do not intend to list the Series E Preferred Stock or Warrants on the NASDAQ Capital Market, any other national securities exchange or any other nationally recognized trading system. Without an active trading market, the liquidity of the Series E Preferred Stock and Warrants will be limited.
Transfer Agent and Registrar.
The transfer agent and registrar for our common stock is VStock Transfer, LLC. Its address is 18 Lafayette Pl, Woodmere, NY 11598.

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding warrants or upon conversion of shares of Series E Preferred Stock, or the anticipation of these sales, could adversely affect prevailing market prices from time to time and could impair our ability to raise equity capital in the future.
Based on the number of shares of common stock outstanding as of October 10, 2017, after giving effect to the closing of this offering we will have (a) 13,676,961 shares of common stock outstanding assuming (1) no conversion of outstanding convertible debentures and (2) no exercise of outstanding warrants or options and (b) 15,000 shares of Series E Preferred Stock, convertible into     shares of common stock. Of those shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144, may only be sold in compliance with the limitations described below.
Rule 144
In general, under Rule 144, any person who is not our affiliate and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, subject to the availability of current public information about us. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares without regard to whether current public information about us is available. A person who is our affiliate or who was our affiliate at any time during the preceding three months, and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding;

•
the average weekly trading volume of our common stock on the NASDAQ; Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements, and to the availability of current public information about us.
Warrants
As of October 10, 2017, warrants to purchase a total of 715,413 shares of common stock were outstanding of which at a weighted average exercise price of  $50.40. Upon the exercise of outstanding warrants, such shares will become eligible for sale subject to Rule 144.
Lock-Up Agreements
Our directors and executive officers and certain stockholders have agreed with the underwriters that for a period of days after the date of this prospectus, except with the prior written consent of the representatives and subject to specified exceptions, we or they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock. Following the expiration of the lock-up agreements, shares will become eligible for sale subject to Rule 144.

UNDERWRITING
We have entered into an underwriting agreement with Maxim Group LLC with respect to the Units subject to this offering. Subject to certain conditions, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase, the number of Units provided below opposite its name.
Underwriter	Number of Units
Maxim Group LLC
Total

The underwriter is offering the Units subject to its acceptance of the Units from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the Units offered by this prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the Units if any such Units are taken.
The underwriter has advised us that it proposes to offer the Units to the public at the respective public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of  $       per Unit. After this offering, the public offering price and concession to dealers may be changed by the representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Units are offered by the underwriter as stated herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The underwriter has informed us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.
Underwriting Discounts and Expenses
The following table summarizes the public offering price, underwriting discount and proceeds before expenses to us:
	Per Unit	Total
Public offering price	$1,000	$15,000,000
Underwriting discount	$85	1,275,000
Proceeds to us (before expenses)	$915	$13,725,000
In addition, we have agreed to reimburse the underwriters for reasonable out-of-pocket expenses, including the fees of legal counsel, not to exceed $80,000 in the aggregate. We estimate that total expenses payable by us in connection with this offering, other than the underwriting discount referred to above, will be approximately $130,000.
Determination of Offering Price
Our common stock is currently traded on the NASDAQ Capital Market under the symbol “IMNP” On October 10, 2017, the closing price of our common stock was $1.43 per share.
The public offering price of the securities offered by this prospectus will be determined by negotiation between us and the underwriter. Among the factors considered in determining the public offering price of the shares were:
•
our history and our prospects;

•
the industry in which we operate;

•
our past and present operating results;

•
the previous experience of our executive officers; and

•
the general condition of the securities markets at the time of this offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the securities sold in this offering. That price is subject to change as a result of market conditions and other factors and we cannot assure you that the securities sold in this offering can be resold at or above the public offering price.
Our Relationships with the Underwriters
The underwriters and their affiliates have engaged, and may in the future engage, in investment banking transactions and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters and their affiliates have received, or may in the future receive, customary fees and commissions for these transactions. Maxim Group LLC acted as the placement agent in connection with the Company’s placement with certain institutional investors for the sale of up to $3.4 million of original issue discount convertible and nonconvertible debentures of the Company completed on May 4, 2017. In its role as placement agent, Maxim Group LLC received an aggregate of  $0.1 million in placement agent fees. Additionally, in connection with the offering, we granted Maxim Group LLC a right of first refusal to act as lead managing underwriter and book runner for any and all future public and private equity and debt offerings of ours or of our subsidiaries for a period of twelve (12) months from the closing of the offering ending on May 4, 2018.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Right of First Refusal
Additionally, in connection with this offering, we granted Maxim Group LLC a right of first refusal to act as lead managing underwriter and book runner for any and all future public and private equity, equity-linked and debt offerings (excluding equity line financings) of ours for a period of eleven (11) months from the commencement of sales of this offering.
Indemnification
We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended or to contribute to payments that the underwriter may be required to make for these liabilities.
Lock-up Agreements
We, our officers, directors and certain of our stockholders have agreed, subject to limited exceptions, for a period of 90 days after the date of the underwriting agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any shares of common stock or any securities convertible into or exchangeable for our common stock either owned as of the date of the underwriting agreement or thereafter acquired without the prior written consent of the underwriter. The foregoing restrictions will not apply to shares that may be sold by our officers and directors pursuant to trading plans established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, that are in place as of the date of this prospectus. The underwriter may, in its sole discretion and at any time or from time to time before the termination of the lock-up period, without notice, release all or any portion of the securities subject to lock-up agreements.
Price Stabilization, Short Positions and Penalty Bids
The underwriter has advised us that it does not intend to conduct any stabilization or over-allotment activities in connection with this Offering.

Electronic Distribution
This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter, or by its affiliates. Other than this prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.
Other
From time to time, the underwriter and/or its affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services it has received and, may in the future receive, customary fees.
Except for the services provided in connection with this offering, the underwriter has not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus and we do not expect to retain the underwriter to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.
Offers outside the United States
Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
LEGAL MATTERS
Unless otherwise indicated, Sheppard, Mullin, Richter & Hampton LLP, New York, New York, will pass upon the validity of the securities to be sold in this offering. The underwriter is being represented by Ellenoff Grossman & Schole LLP of New York, New York in connection with the offering.
EXPERTS
The financial statements as of December 31, 2016 and 2015 and for each of the two years in the period ended December 31, 2016 included in this Prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern), appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-1 with the SEC covering the securities we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed as part of the registration statement for copies of the actual contract, agreement or another document.
We file annual, quarterly and other periodic reports, proxy statements and other information with the Securities and Exchange Commission. You can read our Securities and Exchange Commission filings, including this registration statement, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street NE, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
Our Internet address is www.immunepharma.com. There we make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission. The information found on our website is not part of this prospectus and investors should not rely on any such information in deciding whether to invest.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
We have elected to incorporate the following documents into this prospectus, together with all exhibits filed therewith or incorporated therein by reference, to the extent not otherwise amended or superseded by the contents of this prospectus:
•
Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, as filed with the SEC on August 18, 2017;

•
Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, as filed with the SEC on June 14, 2017;

•
Annual Report on Form 10-K for the year ended December 31, 2016, as filed with the SEC on May 17, 2017;

•
Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 30, 2016, as amended by our Annual Report on Form 10-K/A for the year ended December 31, 2015, filed with the SEC on April 29, 2016;

•
Current Reports on Form 8-K filed with the SEC on January 7, 2016, January 11, 2016, January 15, 2016, February 4, 2016, February 29, 2016, April 20, 2016, June 13, 2016, July 1, 2016, July 6, 2016, July 19, 2016, August 3, 2016, September 7, 2016, September 16, 2016, November 8, 2016, November 22, 2016, December 16, 2016, December 20, 2016, December 22, 2016, January 9, 2017, January 19, 2017, February 1, 2017, February 3, 2017 and February 15, 2017, March 13, 2017, March 23, 2017, April 19, 2017, April 24, 2017, April 27, 2017, May 10, 2017, May 15, 2017, May 16, 2017, May 26, 2017 June 13, 2017 and June 21, 2017, a second 8-K on June 21, 2017, July 10, 2017, July 12, 2017, July 18, 2017. August 18, 2017, August 24, 2017, August 29, 2017, September 8, 2017 and October 3, 2017.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost by writing or telephoning us at the following address or telephone number: Immune Pharmaceuticals Inc. 550 Sylvan Avenue, Suite 101, Englewood Cliffs, NJ 07632, telephone (201) 464-2677.
Copies of these filings are also available through the “Investors” section of our website at www.immunepharma.com. For other ways to obtain a copy of these filings, please refer to “Prospectus Summary — Available Information.”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Immune Pharmaceuticals Inc.
New York, New York
We have audited the accompanying balance sheets of Immune Pharmaceuticals Inc. as of December 31, 2016 and 2015, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Immune Pharmaceuticals Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has negative working capital, an accumulated deficit, recurring losses from operations and expects continuing future losses that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
As discussed in Note 2 to the consolidated financial statements, on April 12, 2017, the Company approved a reverse stock split with a ratio of 1-for-20. As a result, common stock share amounts included in these consolidated financial statements have been retrospectively adjusted.
/s/ BDO USA, LLP
New York, New York
May 17, 2017

Immune Pharmaceuticals Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except share and per share amounts)
	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$271	$4,543
Restricted cash	59	31
Other current assets	314	258
Total current assets	644	4,832
Property and equipment, at cost, net of accumulated depreciation of $165 and $77	316	371
In-process research and development acquired	15,000	27,500
Intangible assets, net	2,806	3,111
Other assets	339	370
Total assets	$19,105	$36,184
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$3,522	$2,439
Accrued expenses	2,620	2,660
Advances from related parties	236	—
Derivative financial instruments, warrants	—	84
Notes and loans payable, current portion, net of debt discount	2,739	997
Obligations under capital lease, current portion	48	106
Total current liabilities	9,165	6,286
Notes and loans payable, net of current portion	1,442	2,886
Obligations under capital lease, net of current portion	52	91
Series D Preferred Stock derivative liability	—	6,529
Deferred tax liability	5,933	10,870
Total liabilities	16,592	26,662
Series D Preferred Stock, net of discount, par value $0.0001, 12,000 shares authorized, 0 shares issued and outstanding as of December 31, 2016 and 963 shares issued and outstanding as of December 31, 2015	—	1,659
Commitments and contingencies
Stockholders’ Equity
Common stock, $0.0001 par value; authorized 225,000,000 shares; 8,123,766 and 1,621,747 shares issued and outstanding at December 31, 2016 and December 31, 2015, respectively	1	—
Additional paid-in capital	98,159	70,849
Accumulated deficit	(95,647)	(62,986)
Total stockholders’ equity	2,513	7,863
Total liabilities and stockholders’ equity	$19,105	$36,184

The accompanying notes are an integral part of the consolidated financial statements.

Immune Pharmaceuticals Inc. and Subsidiaries
Consolidated Statements of Operations
($ in thousands, except share and per share amounts)
	For The Years Ended December 31,
	2016	2015
Revenue	$—	$—
Operating expenses:
Research and development	8,333	5,935
General and administrative	6,427	9,789
In-process research and development impairment expense	12,500	—
Total operating expenses	27,260	15,724
Loss from operations	(27,260)	(15,724)
Non-operating expense:
Interest expense	(1,555)	(827)
Change in fair value of derivative instruments	(8,656)	(128)
Loss on extinguishment of debt	—	(463)
Other expense, net	(46)	(15)
Total non-operating expense:	(10,257)	(1,433)
Net loss before income taxes	(37,517)	(17,157)
Income tax benefit	4,856	—
Net loss	(32,661)	(17,157)
Deemed dividend	(7,973)	(6,959)
Loss attributable to common stockholders	$(40,634)	$(24,116)
Basic and diluted loss per common share	$(9.58)	$(18.04)
Weighted average common shares outstanding – basic and diluted	4,240,075	1,337,070
The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Stockholders’ Equity
For the Years Ended December 31, 2016 and 2015
($ in thousands, except share amounts)
	Series C Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
Balance at January 1, 2015	2,821	$821	1,198,768	$—	$62,552	$(45,829)	$17,544
Exercise of options and warrants	—	—	19,403	—	143	—	143
Conversion of Series C Preferred Stock and associated dividends	(2,832)	(821)	131,378	—	1,071	—	250
Conversion of Series D Preferred Stock to common stock and accretion of deemed dividend	—	—	225,586	—	2,439	—	2,439
Stock-based compensation	—	—	29,408	—	2,833	—	2,833
Shares issued to settle liabilities	—	—	14,530	—	537	—	537
Shares issued for financing costs	—	—	2,674	—	100	—	100
Warrants issued in connection with debt financing	—	—	—	—	416	—	416
Warrants issued in connection with Series D financing	—	—	—	—	758	—	758
Loss for the period	—	—	—	—	—	(17,157)	(17,157)
Balance at December 31, 2015	—	—	1,621,747	—	$70,849	(62,986)	7,863
Conversion of Series D Preferred Stock to common stock and accretion of deemed dividend	—	—	4,735,589	1	16,882	—	16,883
Shares Sold in HLHW Equity Financing	—	—	625,000	—	2,445	—	2,445
Shares Issued per the Capital Access Agreements	—	—	360,000	—	1,924	—	1,924
Share Purchase Agreements	—	—	407,063	—	3,348	—	3,348
Costs related to equity financing	—	—	201,711	—	(603)	—	(603)
Promissory note converted to common stock	—	—	115,667	—	1,006	—	1,006
Reclassification of Hercules warrants derivative liability to additional paid-in capital	—	—	—	—	46	—	46
Common stock issued to settle liabilities	—	—	28,670	—	240	—	240
Exercise of stock options	—	—	10,819	—	16	—	16
Share-based compensation	—	—	17,500	—	2,006	—	2,006
Loss for the period	—	—	—	—	—	(32,661)	(32,661)
Balance at December 31, 2016	—	$—	8,123,766	$1	$98,159	$(95,647)	$2,513

The accompanying notes are an integral part of the consolidated financial statements.

Immune Pharmaceuticals Inc. and Subsidiaries
Consolidated Statements of Cash Flows
($ in thousands)
	For the Year Ended December 31,
	2016	2015
Cash flows from operating activities:
Net loss	$(32,661)	$(17,157)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	393	331
Amortization of debt discount and debt issuance costs	606	318
Stock-based compensation expense	2,006	2,833
Issuance of common stock to consultant	—	280
Change in fair value of derivative instruments	8,656	128
In-process research and development impairment	12,500	—
Change in deferred taxes	(4,937)	—
Decrease in long term grants payable	—	(469)
Changes in operating assets and liabilities:
Increase in other current assets	(25)	(160)
Increase in security deposit	—	(177)
Increase in accounts payable	1,253	1,447
Decrease in accrued expenses	(98)	(1,250)
Decrease in due to related parties	—	(30)
Net cash used in operating activities	(12,307)	(13,906)
Cash flows from investing activities:
Change in restricted cash	(29)	(10)
Purchase of property and equipment	(21)	(167)
Net cash used in investing activities	(50)	(177)
Cash flows from financing activities:
Proceeds received from issuance of common stock related to HLHW financing	2,445	—
Proceeds received from issuance of common stock related to Capital Access Agreements	1,924	—
Proceeds received from issuance of common stock related to Share Purchase Agreements	3,348	—
Payment of financing fees	(505)	(1,593)
Proceeds from Series D Preferred Stock	—	12,000
Proceeds received from exercise of options and warrants	16	143
Proceeds from issuance of debt	—	4,500
Proceeds received from sale of convertible note	1,000	—
Repayment of notes and loans payable	(1,229)	(3,191)
Payment of capital lease	(96)	—
Repayment of related party loans	(280)	—
Proceeds from related party loans	1,462	—
Net cash provided by financing activities	8,085	11,859
Net decrease in cash	(4,272)	(2,224)
Cash and cash equivalents at beginning of year	4,543	6,767
Cash at end of year	$271	$4,543
Supplemental disclosure of cash flow information:
Cash paid for interest	$416	$378
Cash paid for income taxes	81	—
Supplemental disclosure of non-cash financing activities:
Deemed dividend	7,973	6,959
Conversion of promissory notes to common stock	1,006	—
Shares issued to settle liabilities	240	537
Reclassification of Hercules warrants derivative liability to additional paid in capital	46	—
Settlement of liability with promissory note	60	—
Warrants issued to Series D Preferred Stock placement agents	—	758
Warrants issued to July 2015 debt financing placement agent	—	416
Series D Preferred Stock original issue discount	—	632
Shares issued for financing costs	—	100
Conversion of Series C Preferred Stock reclassified from mezzanine to equity	—	821
The accompanying notes are an integral part of the consolidated financial statements.

Immune Pharmaceuticals Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Note 1.   Business Description
Immune Pharmaceuticals Inc., together with its subsidiaries (collectively, “Immune” or the “Company”), is a clinical stage biopharmaceutical company specializing in the development of novel targeted therapeutic agents in the fields of immuno-inflammation, dermatology and immuno-oncology. The Company’s leading product candidate is bertilimumab, a clinical-stage, first-in-class, fully human antibody, which targets eotaxin-1, a key regulator of immuno-inflammation. The Company’s asset portfolio includes NanoCyclo, a topical nanocapsule formulation of cyclosporine-A, for the treatment of atopic dermatitis and psoriasis. The Company’s immuno-oncology pipeline includes Ceplene, which is effective for the maintenance of remission in patients with Acute Myeloid Leukemia (“AML”) and Azixa and crolibulin, two clinical-stage, vascular disrupting agents (“VDA”), which have demonstrated encouraging preliminary proof of concept study results. In addition, the Company has two immuno-oncology platform assets, consisting of a bispecific antibody platform and a nanotechnology combination platform, which it refers to as “NanomAbs”.
The Company’s core business strategy is to build a portfolio of novel immunotherapies and compounds with the potential to treat or prevent severe inflammatory diseases in dermatology, gastroenterology and cancer, develop each compound to pre-determined milestones, and license the compounds to pharmaceutical companies for advanced development and commercialization. Additionally, we may seek to acquire commercial stage drugs in the field of immuno-oncology. The Company intends to obtain revenues from licensing fees, milestone payments, development fees, royalties and/or sales related to the use of our drug candidates or intellectual property for specific therapeutic indications or applications.
As of December 31, 2016, the Company did not have any self-developed or licensed products approved for sale by the U.S. Food and Drug Administration (“FDA”). There can be no assurance that the Company’s research and development efforts will be successful, that any of its products will obtain necessary government regulatory approval or that any approved products will be commercially viable.
On April 12, 2017, the Company announced a reverse stock split of its shares of common stock at a ratio of 1-for-20. Beginning with the opening of trading on April 13, 2017, the common stock began trading on a post-split basis on the Nasdaq Capital Market (“NASDAQ”) under the symbol IMNP. All share and per share amounts in this Form 10-K have been reflected on a post-split basis (see Note 16).
History — Reverse Merger.   On August 25, 2013, Immune Pharmaceuticals Inc. (formerly known as, EpiCept Corporation), a Delaware corporation, or Immune, closed a merger transaction (the “Merger”) with Immune Pharmaceuticals Ltd., a privately held Israeli company (“Immune Ltd.”), pursuant to a definitive Merger Agreement and Plan of Reorganization, dated as of November 7, 2012, as amended (the “Merger Agreement”) by and among Immune, EpiCept Israel Ltd., an Israeli company and a wholly-owned subsidiary (“Merger Sub”) and Immune Ltd. Pursuant to the Merger Agreement, Merger Sub merged with and into Immune Ltd., following which Immune Ltd. became a wholly-owned subsidiary of Immune and the former stockholders of Immune Ltd. received shares of Immune that constituted a majority of the outstanding shares of Immune.
Note 2.   Going Concern
These consolidated financial statements are presented on the basis that the Company will continue as a going concern. The going concern concept contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a “going concern” despite insufficient available cash as of the date of this filing to fund the anticipated level of operations for at least the next 12 months is dependent on the Company’s ability to raise capital and monetize assets through sale or licensing of drug candidates under development.
The Company has limited capital resources and its operations have been funded by the proceeds of equity and debt offerings. The Company has devoted substantially all of its cash resources to research and development (“R&D”) programs and incurred significant general and administrative expenses to enable it to finance and grow its business and operations. To date, the Company has not generated any significant revenue and may not generate any revenue for a number of years, if at all. If the Company is unable to raise additional funds in the future on acceptable terms, or at all, it may be forced to curtail its development activities or cease operations.
The Company has generated losses from operations since inception and it anticipates that it will continue to generate significant losses from operations for the foreseeable future. As of December 31, 2016, the Company had negative working capital of approximately $8.5 million and its accumulated deficit was $95.6 million. The Company’s net loss was $32.7 million and $17.2 million for the fiscal years ended December 31, 2016 and 2015, respectively. The Company’s cash used in operations was $12.3 million and $13.9 million for the years ended December 31, 2016 and 2015, respectively.
The Company has limited capital resources and operations, and since inception have been funded with the proceeds from equity and debt financings and license fee arrangements. As of December 31, 2016, the Company had approximately $0.3 million in cash.
The Company will require additional financing in fiscal 2017 to continue at its expected level of operations. If the Company fails to obtain the needed capital, it will be forced to delay, scale back, sell or out-license or eliminate some or all of its R&D programs. There is no assurance that the Company will be successful in any capital-raising efforts that it may undertake to fund operations during 2017. The Company anticipates that it will continue to issue equity and/or debt securities as a source of liquidity, until it begins to generate positive cash flow to support its operations. Any future sales of securities to finance operations will dilute existing stockholders’ ownership. The Company cannot guarantee when or if it will generate positive cash flow.
The Company’s available cash as of the date of this filing will not be sufficient to fund its anticipated level of operations for the next 12 months. If the Company fails to raise additional capital or obtain substantial cash inflows from potential partners within the next few months, it may be forced to curtail or cease operations. The Company cannot provide any assurance that financing will be available in a timely manner, on favorable terms or at all. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern
The Company has adopted Accounting Standards Update (“ASU”) 2014-15, “Presentation of Financial Statements — Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. This ASU requires management to evaluate, in connection with preparing financial statements for each annual and interim reporting period, whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable) and provide related disclosures.
Note 3.   Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Immune and its subsidiaries: Immune Pharmaceuticals Ltd. (“Immune Ltd.”), Immune Pharmaceuticals USA Corp., Maxim Pharmaceuticals, Inc., Cytovia, Inc., Immune Oncology Pharmaceuticals Inc. and EpiCept GmbH (closed January 2015). All material inter-company transactions and balances have been eliminated in consolidation.
The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and instructions to Form 10-K.
Use of Estimates
In preparing consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reported periods. Significant estimates include impairment of long lived assets (including intangible assets and In-Process R&D (“IPR&D”), amortization period of intangible assets, fair value of stock based compensation, fair value of warrants and derivative liabilities and valuation of uncertain tax position. Actual results could differ from those estimates.
Cash and Cash Equivalents
The Company considers investments with original maturities of three months or less to be cash equivalents. Restricted cash primarily represents cash not available for immediate and general use by the Company. The Company maintains cash and cash equivalents with certain major financial institutions in the United States and Israel. At certain times during the year cash may exceed U.S. federally insured limits.
Intangible Assets
The Company accounts for the purchases of intangible assets in accordance with the provisions of Accounting Standards Classification (“ASC”) 350, Intangibles. Intangible assets are recognized based on their acquisition cost. Intangible assets determined to have indefinite lives are not amortized, but rather tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying amount may no longer be recoverable. If any of the Company’s intangible assets are considered to be impaired, the amount of impairment to be recognized is the excess of the carrying amount of the assets over its fair value. Intangible assets with definitive lives are also reviewed for impairment only if indicators exist in accordance with ASC 360, Property, Plant and Equipment, and are amortized or depreciated over the shorter of their estimated useful lives or the statutory or contractual term, and in the case of patents on a straight-line basis.
The Company performs an analysis annually to determine whether an impairment of intangible assets has occurred. In particular, the Company evaluated the AmiKet IPR&D as of December 31, 2016 for impairment and determined that it is more likely than not that the AmiKet IPR&D is impaired. See In-Process Research and Development below for a further discussion of the Company’s determination that an impairment has occurred.
Property and Equipment
Property and equipment are carried at cost, less accumulated depreciation. Depreciation is recognized using the straight-line method over the useful live of the related asset. Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized.
	Method	Estimated Useful Life (Years)
Computers and accessories	Straight-line	3 – 5
Equipment	Straight-line	3 – 5
Furniture and fixtures	Straight-line	3 – 7
Property and equipment consisted of the following ($ in thousands):
	December 31,
	2016	2015
Computers and software	$103	$85
Equipment	284	273
Furniture and fixtures	94	90
	481	448
Less accumulated depreciation	(165)	(77)
	$316	$371

Depreciation expense amounted to $88,000 and $26,000 for the years ended December 31, 2016 and 2015, respectively.

In-Process Research and Development
IPR&D represents the estimated fair value assigned to R&D projects acquired in a purchased business combination that have not been completed at the date of acquisition and which have no alternative future use. IPR&D assets acquired in a business combination are capitalized as indefinite-lived intangible assets. These assets remain indefinite-lived until the completion or abandonment of the associated R&D efforts. During the period prior to completion or abandonment, these acquired indefinite-lived assets are not amortized but are tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.
The Company recorded an asset, IPR&D, with an initial book value of  $27.5 million, related to the acquisition of AmiKet in August 2013 as part of the merger with Epicept. Management completed an impairment analysis of the IPR&D as of December 31, 2016 and concluded that the following factors indicate that the IPR&D asset was impaired: a decision by management to delay any further development of AmiKet; the failure to sell or license AmiKet to a third party; and in consideration of the Company’s market capitalization. For the year ended December 31, 2016, the Company recorded an impairment charge of  $12.5 million in its consolidated statement of operations, which represents the excess of the IPR&D asset’s carrying value over its estimated fair value. The estimated fair value of the IPR&D asset is based upon the value ascribed to AmiKet in an arm’s length agreement negotiated by the Company with an unrelated third party.
Segment Information
The Company operates in one reportable segment: acquiring, developing and commercializing prescription drug products. Accordingly, the Company reports the accompanying consolidated financial statements in the aggregate, including all of its activities in one reportable segment. As of December 31, 2016, and 2015, approximately 9% and 8%, respectively, of the Company’s assets were located outside of the U.S.
Research and Development
R&D expenses consist primarily of the cost of the Company’s development and operations personnel, the cost of its clinical trials, manufacturing costs, as well as the cost of outsourced services and are expensed as incurred.
Translation into U.S. dollars
The Company’s functional currency is the U.S. dollar. The Company conducts certain transactions in foreign currencies, particularly, the Israeli Shekel and the Euro, which are recorded at the exchange rate as of the transaction date. All exchange gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected as non-operating income or expense in the statement of operations, as they arise.
Stock-based Compensation
The Company recognizes compensation expense for all equity-based payments. Stock based compensation issued to employees is accounted for under ASC 718, Compensation — Share Compensation (“ASC 718”). The Company utilizes the Black-Scholes valuation method to recognize compensation expense over the vesting period. Certain assumptions need to be made with respect to utilizing the Black-Scholes valuation model, including the expected life, volatility, risk-free interest rate and anticipated forfeiture of the stock options. The expected life of the stock options were calculated using the short cut method per the provisions of ASC 718. The risk-free interest rate is based on the rates paid on securities issued by the U.S. Treasury with a term approximating the expected life of the options. As the Company’s common stock does not have an adequate length of trading history, coupled with significant changes to the business since the Merger, the expected stock price volatility for the Company’s common stock was estimated by taking the average historical price volatility for industry peers combined with the Company’s historical data based on daily price observations. Estimates of pre-vesting option forfeitures are based on the Company’s experience. The Company adjusts its estimate of forfeitures over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change and also impacts the amount of compensation expense to be recognized in future periods.
The Company accounts for stock-based transactions with non-employees in which services are received in exchange for equity instruments based upon the fair value of the equity instruments issued, in accordance with ASC 505-50, Equity-Based Payments to Non-Employees. Factors that most significantly affect the expense related to equity-based payments to non-employees include the estimated fair market value of the common stock underlying the stock options and the estimated volatility of such fair market value. The value of such options is re-measured every quarter until performance is complete and income or expense is recognized during the vesting terms. Accounting for equity-based payments to non-employees granted by the Company requires fair value estimates of the equity instrument grant. When stock-based grants are granted in exchange for the receipt of services, the Company estimates the value of the stock-based compensation based upon the value of its common stock at the date of grant.
Reverse Stock Split
On April 12, 2017, the Company effected a one-for-twenty reverse stock split (the “Reverse Split”) of its issued and outstanding shares of common stock (“Common Stock”). Every twenty shares of issued and outstanding Common Stock were automatically combined into one issued and outstanding share of Common Stock, without any change in the par value per share of Common Stock. All share and per share amounts in the financial statements have been retroactively adjusted for all periods presented to give effect to the reverse split, including reclassifying an amount equal to the reduction in par value to additional paid-in capital.
The Reverse Split affected all issued and outstanding shares of Common Stock, as well as Common Stock underlying stock options, warrants and convertible instruments outstanding immediately prior to the effectiveness of the Reverse Split. The Reverse Split reduced the total number of shares of Common Stock outstanding from approximately 194.3 million to approximately 9.7 million.
No fractional shares were issued in connection with the Reverse Split. Any fractional share of common stock that would otherwise have resulted from the reverse stock split was rounded up to the nearest whole share.
Income Taxes
The Company accounts for income taxes in accordance with ASC 740 “Income Taxes.” The Company is required to file income tax returns in the appropriate U.S. federal, state and local jurisdictions, including New York State and New York City and in Israel. Since the Company had losses in the past, all prior years that generated net operating loss carry-forwards are open and subject to audit examination.
Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based upon the differences arising from carrying amounts of the Company’s assets and liabilities for tax and financial reporting purposes using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in the period when the change in tax rates is enacted. A valuation allowance is established when it is determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized. A full valuation allowance has been applied against the Company’s net deferred tax assets as of December 31, 2016 and 2015, due to projected losses and because it is not more likely than not that the Company will realize future benefits associated with these deferred tax assets. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. ASC 740 prescribes how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Additionally, for tax positions to qualify for deferred tax benefit recognition under ASC 740, the position must have at least a “more likely than not” chance of being sustained upon challenge by the respective taxing authorities, which criteria is a matter of significant judgment. The Company had gross liabilities recorded of  $60,000 and $50,000 for the years ended December 31, 2016 and 2015, respectively, to account for potential state income tax exposure. The

Company’s policy is to record interest and penalty related to the underpayment of income taxes or unrecognized tax benefits as a component of its income tax provision, of which such amounts were immaterial for the years ended December 2016 and 2015.
Patents
The Company expenses external costs, such as filing fees and associated attorney fees, incurred to obtain issued patents and patent applications pending. The Company also expenses costs associated with maintaining and defending patents subsequent to their issuance in the period incurred.
Clinical Trial Accruals
The Company’s preclinical and clinical trials are performed by third party contract research organizations (CROs) and/or clinical investigators, and clinical supplies are manufactured by contract manufacturing organizations (CMOs). Invoicing from these third parties may be monthly based upon services performed or based upon milestones achieved. The Company accrues these expenses based upon its assessment of the status of each clinical trial and the work completed, and upon information obtained from the CROs and CMOs. The Company’s estimates are dependent upon the timeliness and accuracy of data provided by the CROs and CMOs regarding the status and cost of the studies, and may not match the actual services performed by the organizations. This could result in adjustments to the Company’s research and development expenses in future periods. To date the Company has had no significant adjustments.
Recently Issued Accounting Pronouncements
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. The amendments of ASU No. 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. The ASU would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted and the adoption of the ASU should be applied retrospectively. The Company is evaluating the impact of the standard on the Company’s statement of cash flows.
In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory. The ASU was issued to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. Current U.S. GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party which has resulted in diversity in practice and increased complexity within financial reporting. The ASU would require an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The ASU is effective for annual reporting periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted and the adoption of the ASU should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is not early adopting and is evaluating the impact of the standard on the Company’s financial statements.
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The ASU was issued to address eight specific cash flow issues for which stakeholders have indicated to the FASB that a diversity in practice existed in how entities were presenting and classifying these items in the statement of cash flows. The ASU is effective for public entities for fiscal years beginning after December 15, 2017 and interim periods in those fiscal years. Early adoption is permitted, including adoption in an interim fiscal period with all amendments adopted in the same period. The adoption of the ASU is required to be applied retrospectively. The Company is evaluating the impact of the standard on the Company’s statement of cash flows.

In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share Based Payment Accounting (“ASU 2016-09”) as part of the FASB simplification initiative. The new standard provides for changes to accounting for stock compensation including 1) excess tax benefits and tax deficiencies related to share based payment awards will be recognized as income tax expense in the reporting period in which they occur; 2) excess tax benefits will be classified as an operating activity in the statement of cash flows; 3) the option to elect to estimate forfeitures or account for them when they occur; and 4) increase tax withholding requirements threshold to qualify for equity classification. The ASU is effective for public companies for annual periods, and interim periods within those annual periods, beginning after December 15, 2016, and early adoption is permitted. The Company is evaluating the impact of the standard on the Company’s financial statements.
In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the impact of the standard on its consolidated financial statements.
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU enhances the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. The update to the standard is effective for public companies for interim and annual periods beginning after December 15, 2017. The Company is evaluating the impact that the standard will have on its consolidated financial statements.
Note 4.   Derivative Financial Instruments
The Company accounts for derivative financial instruments in accordance with ASC 815-40, “Derivative and Hedging — Contracts in Entity’s Own Equity” (“ASC 815-40”), instruments that do not have fixed settlement provisions are deemed to be derivative instruments.
Hercules Warrants
On July 29, 2015, the Company and Immune Pharmaceuticals USA Corp., a wholly-owned subsidiary of the Company entered into a Loan and Security Agreement (“Loan Agreement”) with Hercules Capital (“Hercules”) pursuant to which Hercules agreed to lend $4.5 million to the Company with an option to borrow an additional $5.0 million prior to June 15, 2016, subject to the achievement of certain clinical milestones and satisfaction of certain other conditions. As of June 15, 2016, the Company had not met certain of the milestones as defined in the Hercules agreement in order to draw down upon the additional $5.0 million and as a result the option expired. In connection with the execution of the Loan Agreement, the Company has issued to Hercules a five-year warrant (“Hercules Warrant”) to purchase an aggregate of 10,743 shares of its common stock at an exercise price of  $34.00 per share, subject to certain adjustments, including, if lower, the effective price of any financing occurring six months after the issuance date (the “Hercules Warrants”).
The Company determined the fair value of the Hercules Warrants to be $0.3 million on July 29, 2015 using the Binomial Lattice pricing model and recorded that amount as part of debt discount in its consolidated balance sheets since the Hercules Warrant was considered part of the cost of the financing and is being amortized over the life of the Hercules Loan Agreement using the effective interest method. The Hercules Warrants were re-measured at each balance sheet date until the expiration of the anti-dilution provision on January 29, 2016. For the year ended December 31, 2016 and 2015, the Company recorded a gain on the change in the estimated fair value of the Hercules Warrants of  $38,000 and $0.2 million, respectively, which was recorded as non-operating expense in its consolidated statements of operations. Upon the expiration of the anti-dilution provision on January 29, 2016, the remaining balance of  $46,000 of the derivative liability associated with the Hercules Warrant was reclassified to additional paid-in-capital in the Company’s consolidated balance sheets (see Note 5).

Discover Series D Convertible Preferred Stock
In 2015, the Company issued Series D Redeemable Convertible Preferred Stock (“Series D Preferred Stock”) to Discover Growth Fund (“Discover”), with a conversion price of  $50.00 per share. The Company received total gross proceeds of  $12.0 million in connection with the issuance of the Series D Preferred Stock to Discover after taking into account a 5% original issue discount. Discover could convert at any time and at conversion Discover receives a conversion premium equal to the amount of dividends it would have received with respect to the Series D Preferred Stock if the Series D Preferred Stock had been held to the term of agreement of 6.5 years. The Series D Preferred Stock dividend rate included an adjustment feature that fluctuated inversely to the changes in the value of the Company’s common stock price. The conversion premium and dividends are redeemed upon conversion of the Series D Preferred Stock. The Company determined that the conversion premium and dividends with the features described above required liability accounting. Accordingly, the conversion premium and the dividend feature were bifurcated from the Series D Preferred Stock on the Company’s consolidated balance sheet and were recorded as a derivative liability at fair value. Changes in the fair value of the derivative liability are recognized in the Company’s consolidated statement of operations for each reporting period. For the year ended December 31, 2016, Discover converted its remaining 963 shares of the Company’s Series D Preferred Stock outstanding. For the year ended December 31, 2015, Discover converted 300 shares of the Company’s Series D Preferred Stock. For the years ended December 31, 2016 and 2015, the Company recorded a loss of  $8.7 million and $0.3 million, respectively, on the change in the estimated fair value of the Discover derivative liability, which was recorded as a non-operating expense in the Company’s consolidated statements of operations. The fair value of the Discover derivative liability as of December 31, 2016 and 2015 was $0 and $6.5 million, respectively (see Notes 5 and 11).
Note 5.   Fair Value Measurements
Financial Instruments and Fair Value
The Company accounts for financial instruments in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
•
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•
Level 2 — Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

•
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The financial instruments recorded in the Company’s consolidated balance sheets consist primarily of cash, restricted cash, current debt and accounts payable. The carrying amounts of the Company’s cash and accounts payable approximate fair value due to their short-term nature. The fair value of the Company’s long-term debt approximates its gross carrying value of approximately $1.9 million (which has been presented net of issuance costs) due to its remaining maturity of less than two years. In estimating the fair value of the Company’s derivative liabilities associated with the Hercules Warrant and the Series D Preferred Stock issued to Discover, the Company used the Binomial Lattice options pricing model at inception and on each subsequent valuation date. Based on the fair value hierarchy, the Company classified the derivative liability associated with the Hercules Warrant and the Series D Preferred Stock issued to Discover within Level 3 as of December 31, 2015. The Company had no other financial liabilities or assets that were measured at fair value as of December 31, 2016.

The following table presents the Company’s liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2015 ($ in thousands).
	As of December 31, 2015	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	Total carrying and estimated fair value
Liabilities:
Derivative liability related to Series D Preferred Stock	$6,529	$—	$—	$6,529
Derivative liability related to Hercules Warrants	$84	$—	$—	$84

Hercules Warrants
The following table sets forth a summary of changes in the estimated fair value of the Company’s Hercules Warrant derivative liability for the periods presented ($ in thousands):
Fair Value Measurements of Hercules Common Stock Warrants Using Significant Unobservable Inputs (Level 3)
Balance at January 1, 2015	—
Warrants issued with July 2015 debt financing	$315
Change in estimated fair value of liability classified warrants	(231)
Balance at January 1, 2016	84
Change in estimated fair value of liability classified warrants	(38)
Reclassification from liability to additional paid-in capital	(46)
Balance at December 31, 2016	$—

Series D Preferred Stock
The following table sets forth a summary of changes in the estimated fair value of the Company’s Series D Preferred Stock derivative liability for the periods presented ($ in thousands):
Fair Value Measurements of Series D Preferred Stock Derivative Liability Using Significant Unobservable Inputs (Level 3)
Balance at January 1, 2015	—
Series D Preferred Stock derivative liability at inception – July 28, 2015 ($9.0 million financing)	$5,930
Series D Preferred Stock derivative liability at inception – September 29, 2015 ($3.0 million financing)	2,077
Series D Preferred Stock conversions	(1,836)
Change in estimate fair value of Series D Preferred Stock derivative liability	358
Balance at January 1, 2016	$6,529
Change in estimated fair value of Series D Preferred Stock derivative liability	8,694
Series D Preferred Stock conversions	(15,223)
Balance at December 31, 2016	$—

Note 6.   Licensing Agreements
BioNanoSim Ltd — Nano Cyclosporine-A
In January 2016, the Company through its wholly owned subsidiary, Immune Ltd. entered into a definitive research and license agreement with BioNanoSim Ltd. (“BNS”). The license was entered into pursuant to an existing Memorandum of Understanding, dated June 10, 2015, by and between the Company and Yissum. Under the license, the Company obtained from BNS an exclusive, worldwide sublicense, with a right to further sublicense, for the development, manufacturing and commercialization of certain inventions and research results regarding Yissum’s patents in connection with nanoparticles for topical delivery of cyclosporine-A (Nanocyclo), for all topical skin indications. In consideration for the License, the Company will pay BNS the following payments throughout the term of the License:
•
an annual maintenance fee of  $30,000, commencing on January 1, 2021, which maintenance fee is subject to an increase by 30% each year, up to a maximum annual maintenance fee of  $0.1 million, and may be credited against royalties or milestone payments payable in the same calendar year;

•
a license fee in the amount of  $0.5 million, to be paid in four equal installments to be made between January 4, 2016 and October 1, 2016;

•
royalties on net sales of products (as such term is defined in the License) by the Company in the amount of up to 5%, subject to certain possible reductions in certain jurisdictions;

Sublicense fees in the amount of 18% of any non-sales related consideration received by the Company from a sublicense or an option to receive a sublicense for the products and/or the licensed technology (as such terms are defined in the license); and milestones payments of up to approximately $4.5 million and 12,500 shares of the Company’s common stock upon the achievement of certain regulatory, clinical development and commercialization milestones, though in the event that the Company receives consideration from a sublicensee for any such milestones, the Company will pay to BNS the higher of either (a) the amount of the particular milestone payment or (b) the amount of the sublicense fees that are due for such sublicensee consideration paid to the Company. In addition, the Company shall reimburse BNS within 60 days for expenses relating to patent fees and will sponsor a 12-month research program to prepare the program for investigational new drug (“IND”) submission. For the year ended December 31, 2016, the Company paid $0.5 million for the license fee and paid $0.2 million related to research fees.
Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. — AmiKet Nano
On June 25, 2015, the Company entered into a definitive research and license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (“Yissum”). Under the license, the Company has obtained an exclusive, worldwide license from Yissum, with certain sublicensing rights, to make commercial use of certain of Yissum’s patents and know-how in connection with a topical nano-formulated delivery of AmiKet for the development, manufacturing, marketing, distribution and commercialization of products based on the technology. In consideration for the license, the Company will pay Yissum the following payments throughout the term of the license:
•
an annual maintenance fee of  $30,000 commencing on June 25, 2020, which maintenance fee shall increase by 30% each year, up to a maximum annual maintenance fee of  $0.1 million and may be credited against royalties or milestone payments payable in the same calendar year;

•
royalties on net sales of products (as such term is defined in the license) by the Company in the amount of up to 3%, subject to certain possible reductions in certain jurisdictions;

•
milestones payments of up to approximately $4.5 million upon the achievement of certain regulatory, clinical development and commercialization milestone; and

•
reimbursement of related patent fees.

Furthermore, the Company will fund an annual research program in the amount of approximately $0.4 million annually, plus VAT and any applicable taxes, commencing on October 1, 2015 (or such other time as mutually agreed between the parties). The results of the research, including any patents or patent applications shall automatically be licensed to the Company. During the year ended December 31, 2015, the

Company recorded an expense for the research fee of  $0.2 million, which was paid in 2016. For the year ended December 31, 2016, no expense related to the research fee had been accrued as the parties could not mutually agreed on the next phase of the research studies.
Atlante Biotech SAS
On December 28, 2015, the Company entered into an exclusive license with Atlante Biotech SAS (“Atlante”), to the patents and know-how for a new format of bispecific antibodies. The R&D work on the bispecific antibodies will be performed at the Company’s recently established Immunology R&D unit at the Alexandria Center for Life Sciences in New York City, under the leadership of Dr. Boris Shor, Executive Director of R&D of Immune. In recently presented data, the platform prototype bispecific antibody was shown to retain effector functions and mediate redirect killing of target cells by cytokine induced killer T cells. The bispecific antibody demonstrated direct anti-cancer effects in vitro, as well as in vivo anti-tumor activity and improved survival in a mouse xenograft model of disseminated leukemia. A collaborative European consortium led by Dr. Kadouche and funded by a European grant developed the novel platform for production of tetravalent IgG1-like bispecific antibodies. During the year ended December 31, 2016, the Company paid approximately $0.1 million in license fees to Atlante.
Dr. Jean Kadouche and Alan Razafindrastita
In March 2011, Dr. Jean Kadouche, a related party, sold, assigned and transferred to Immune the entire right, title and interest for all countries, in and to any and all patents and inventions related to mice producing human antibodies and a method of preparation of human antibodies, collectively, the Human Antibody Production Technology Platform. Immune Ltd paid Dr. Kadouche and Alan Razafindrastita total consideration of: (i) $20,000 in cash and (ii) 40,000 ordinary shares of Immune Ltd, which were valued at approximately $0.7 million. Through the Human Antibody Production Technology Platform and additional laboratory work, human immune systems and specific cell lines are introduced in mice, enabling them to produce human monoclonal antibodies.
Endo Pharmaceuticals Inc.
On July 7, 2015, the Company amended its 2003 Licensing Agreement with Endo Pharmaceuticals Inc. (“Endo”). As a result, Immune transferred to Endo its previously licensed patents related to the use of topical lidocaine in acute and chronic back pain and Endo granted to Immune a royalty-free, non-exclusive, fully transferable license to those patents. Endo will make undisclosed milestone payments to Immune if Endo receives a back-pain indication for a lidocaine-based product, as per the original 2003 Licensing Agreement. The Company re-gained full exclusive rights to develop, commercialize and license LidoPAIN. The Company is assessing strategic alternatives for this non-core asset.
Dalhousie University
In connection with the Merger, the Company entered into a direct license agreement with Dalhousie University (“Dalhousie”) under which the Company has an exclusive license to certain patents for the topical use of tricyclic anti-depressants and N-methyl-D-aspartate (“NMDA”) receptor antagonists as topical analgesics for neuralgia. These, and other patents, cover the combination treatment consisting of amitriptyline and ketamine in AmiKet.
The Company has been granted worldwide rights to make, use, develop, sell and market products utilizing the licensed technology in connection with passive dermal applications. The Company is obligated to make payments to Dalhousie upon achievement of specified milestones and to pay royalties based on annual net sales derived from the products incorporating the licensed technology. The Company is further obligated to pay Dalhousie an annual maintenance fee until the license agreement expires or is terminated, or a New Drug Application (“NDA”) for AmiKet is filed with the FDA, or Dalhousie will have the option to terminate the agreement. The license agreement with Dalhousie terminates upon the expiration of the last to expire licensed patent. On April 3, 2014, the Company entered into a Waiver and Amendment to the license agreement pursuant to which Dalhousie agreed to irrevocably waive the Company’s obligation to pay the $0.5 million maintenance fee that was due on August 27, 2012 and August 27, 2013 and in any subsequent year. In addition, the Company has agreed to pay Dalhousie royalties of 5% of net sales of licensed technology in countries in which patent coverage is available and 3% of net sales in countries in which data protection is available. The parties have also agreed to amend the timing and increase the amounts of the milestone payments payable under the license agreement. As of December 31, 2016 and 2015, no amounts were due to Dalhousie. Additional milestones payments will become due upon sub licensing and receipt of certain approvals, none of which have yet been met or received.
Shire BioChem Inc.
In connection with the Merger, the Company acquired a license agreement for the rights to the MX2105 series of apoptosis inducer anti-cancer compounds from Shire BioChem Inc. (“Shire”) (formerly known as BioChem Pharma, Inc.). Under the agreement, the Company is required to provide Shire BioChem a portion of any sublicensing payments the Company receives, if the Company relicenses the series of compounds or make milestone payments to Shire BioChem totaling up to $26.0 million assuming the successful commercialization of the compounds by the Company for the treatment of a cancer indication, as well as pay a royalty on product sales. As of December 31, 2016 and 2015, no amounts were due to Shire.
Lonza Sales AG
On May 2, 2012, Lonza Sales AG (“Lonza”) granted the Company a sub-licensable, non-exclusive worldwide license under certain know-how and patent rights to use, develop, manufacture, market, sell, offer, distribute, import and export bertilimumab, as it is produced through the use of Lonza’s system of cell lines, vectors and know-how. The Company is not obligated to manufacture bertilimumab through the use of Lonza’s system.
The Company agreed to pay Lonza (i) a royalty of 1% of the net selling price of bertilimumab manufactured by Lonza; or (ii) an annual payment of approximately $0.1 million (first payable upon commencement of Phase II clinical trials) plus a royalty of 1.5% of the net selling price of bertilimumab if it is manufactured by the Company or one of its strategic partners; or (iii) an annual payment of approximately $0.5 million (first payable upon commencement of the relevant sublicense) plus a royalty of 2% of the net selling price of bertilimumab if it is manufactured by any party other than Lonza, the Company or one of its strategic partners. The royalties are subject to a 50% reduction based on the lack of certain patent protections, including the expiration of patents, on a country-by-country basis. Unless earlier terminated (including, but not limited to, the reasons set forth below), the license agreement continues until the expiration of the last enforceable valid claim to the licensed patent rights, which began to expire in 2014 and will continue to expire between 2015 and 2016, or for so long as the System Know How (as defined in the License) is identified and remains secret and substantial, whichever is later. As of December 31, 2016 and 2015, no amounts were due under the license agreement.
MabLife SAS
In March 2012, Immune Ltd. acquired from MabLife SAS (“MabLife”), through an assignment agreement, all rights, titles and interests in and to the patent rights, technology and deliverables related to the anti-Ferritin mAb, AMB8LK, including its nucleotide and protein sequences, its ability to recognize human acid and basic ferritins, or a part of its ability to recognize human acid and basic ferritins The consideration was as follows: (i) $0.6 million payable in six equal installments of which $0.2 million had been paid through December 31, 2016; and (ii) royalties of 0.6% of net sales of any product containing AMB8LK or the manufacture, use, sale, offering or importation of which would infringe on the patent rights with respect to AMB8LK. The Company is required to assign the foregoing rights back to MabLife if it fails to make any of the required payments, are declared insolvent or bankrupt or terminate the agreement. In February 2014, the Company acquired from MabLife, through an irrevocable, exclusive, assignment of all rights, titles and interests in and to the secondary patent rights to (i) the use of anti-ferritin monoclonal antibodies in the treatment of some cancers, (ii) nucleotide and protein sequences of an antibody directed against an epitope common to human acidic, and (iii) basic ferritins, monoclonal antibodies or antibody-like molecules comprising these sequences for $0.1 million (see Notes 7 and 9).
During 2015, MabLife informed the Company that it had filed for bankruptcy. As of December 31, 2016, the bankruptcy had no impact on the Company’s Anti-ferritin Antibody intangible asset.

iCo Therapeutics Inc.
In December 2010, iCo Therapeutics Inc. (“iCo”) granted Immune Ltd. an option to sub-license the use of bertilimumab from iCo, which obtained certain exclusive license rights to intellectual property relating to bertilimumab pursuant to a license agreement with Cambridge Antibody Technology Group Plc, and to which Immune became a party. In June 2011, Immune exercised its option and obtained a worldwide license from iCo for the use and development of bertilimumab for all human indications, other than ocular indications, pursuant to a product sub-license agreement. iCo retained the worldwide exclusive right to the use of bertilimumab for all ocular applications. Under the agreement, Immune Ltd. paid an initial consideration of  $1.7 million comprised of  (i) $0.5 million in cash, (ii) 30,000 ordinary shares, which were valued at approximately $1.0 million and (iii) 10,000 warrants, which were valued at approximately $0.2 million. In addition to this consideration, iCo received anti-dilution rights equal to 6.14% of the Company’s issued and outstanding share capital on a fully diluted basis. As of December 31, 2016, and 2015, iCo held 32,724 shares and 6,182 of the Company’s common stock and warrants, respectively.
iCo may receive from Immune up to $32.0 million in milestone payments plus royalties. These milestones include the first dosing in a Phase III clinical trial, filing a Biologics License Application/Marketing Authorization Application, (“BLA/MMA”), approval of a BLA/MAA and the achievement of $100 million in aggregate sales of licensed products. The term of the license lasts until the expiration of all payment obligations on a country-by-country basis, at which point the license will be deemed fully paid, perpetual and irrevocable with respect to that country. As of December 31, 2016, and 2015, no milestones requiring payments had been reached.
Note 7.   Intangible Assets
The value of the Company’s amortizable intangible assets including gross asset value and carrying value is summarized below ($ in thousands):
	Bertilimumab iCo	NanomAbs Yissum	Human Antibodies Kadouche	Anti-ferritin Antibody MabLife	Total
Balance as of January 1, 2015	$1,920	$521	$521	$453	$3,415
Amortization	(167)	(46)	(46)	(45)	(304)
Balance as of December 31, 2015	$1,753	$475	$475	$408	$3,111
Amortization	(167)	(46)	(47)	(45)	(305)
Balance as of December 31, 2016	$1,586	$429	$428	$363	$2,806
Gross asset value	$2,509	$694	$700	$547	$4,450
Accumulated amortization	(923)	(265)	(272)	(184)	(1,644)
Carrying value as of December 31, 2016	$1,586	$429	$428	$363	$2,806

See Note 6 for a discussion of specific rights acquired in connection with the purchase of each intangible asset.
The Company’s amortizable intangible assets above were determined by its management to have a useful life between 6 and 14 years. Amortization expense amounted to $0.3 million each for the years ended December 31, 2016 and 2015.

Estimated amortization expense for each of the five succeeding years, based upon the Company’s intangible assets owned at December 31, 2016 is as follows ($ in thousands):
Period Ending December 31,	Amount
2017	$305
2018	305
2019	305
2020	305
2021	305
Thereafter	1,281
Total	$2,806

Note 8.   Accrued Expenses
Accrued expenses consist of the following ($ in thousands):
	December 31, 2016	December 31, 2015
Professional fees	$414	$549
Salaries and employee benefits	900	545
Rent	68	691
Provision for a claim (see Note 13)	—	300
Severance	30	180
Advances and fees	340	—
Financing costs	616	88
Other	252	307
Total	$2,620	$2,660

Note 9.   Notes and Loans Payable
The Company is party to loan agreements as follows ($ in thousands):
	December 31, 2016	December 31, 2015
Loan and security agreement, net of original issue discount of $0.4 million and $1.0 million, respectively(1)	$2,857	$3,496
Convertible notes payable, net of original issue discount, debt issuance cost and debt discount of $0.1 million(2)	937	—
Note payable(3)	387	387
Total notes and loans payable	$4,181	$3,883
Notes and loans payable, net of debt discount, current portion	$2,739	$997
Notes and loans payable, noncurrent portion	1,442	2,886
Total notes and loans payable, net of original issue discount and debt discount of $0.5 million and $1.0 million(1)	$4,181	$3,883

Repayments under the Company’s existing debt agreements consist of the following ($ in thousands):
Period Ending December 31,	Amount
2017	$3,193
2018	1,495
2019	21
Total	$4,709

Loan and Security Agreement (1)
On July 29, 2015, the Company and Immune Pharmaceuticals USA Corp., a wholly-owned subsidiary of the Company, entered into a Loan and Security Agreement (“Loan Agreement”) pursuant to which Hercules agreed to lend $4.5 million to the Company with an option to borrow an additional $5.0 million prior to June 15, 2016, subject to the achievement of certain clinical milestones and other conditions. As of June 15, 2016, the Company had not met certain of the milestones described in the Loan Agreement required in order to borrow an additional $5.0 million and as a result the option expired. The Loan Agreement is collateralized by a first priority perfected security interest in all tangible and intangible assets of the Company and its subsidiaries. The Loan Agreement is senior in priority to all other Company indebtedness. The interest rate on the Hercules Loan is calculated at the greater of 10% or the prime rate plus 5.25%. The Company may prepay the Hercules Loan at any time, subject to certain prepayment penalties. Hercules may optionally convert up to $1.0 million of the unpaid principal balance of the loan in any subsequent institutionally led Company financing on the same terms, conditions and pricing applicable to such subsequent financing. This option to convert the loan to equity would be at the then fair value of the Company’s equity. Because the option to convert will be at the same terms and pricing as the new investors will be paying in the subsequent Company financing, the option is deemed to have minimal value for financial reporting purposes. The Hercules Loan’s matures on September 1, 2018 and includes an interest-only payment period for the first nine months following initial funding of the loan, after which escalating principal payments of  $0.1 million per month began on April 1, 2016. Interest expense for the years ended December 31, 2016 and 2015 was $0.4 million and $0.2 million, respectively. As of December 31, 2016, the Company had made $1.2 million in principal repayments.
The Loan Agreement includes an end of term charge of  $0.5 million payable on the earliest to occur of (i) the Term Loan Maturity Date, (ii) the date that Borrower prepays the outstanding secured obligations under the Loan Agreement in full, or (iii) the date that the secured obligations under the Loan Agreement become due and payable in full (as described in the Loan Agreement). The Company accrues a portion of the end of term charge for each reporting period and will accrue up to the full $0.5 million charge over the 37-month term of the Hercules Loan because this charge is deemed a cost of the debt. For the years ended December 31, 2016 and 2015, the Company had recorded a charge of approximately $0.2 million and $0.1 million, respectively, in interest expense in its consolidated statements of operations related to the Loan Agreement.
The Company recorded $1.3 million in debt issuance costs relating to placement agent fees, legal fees, closing costs and the fair value of the placement agent warrants in its consolidated balance sheets upon execution of the Loan Agreement. The Company early adopted ASU 2015-03 Simplifying the Presentation of Debt Issuance Costs, ASU 2015-03 amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of a deferred charge. The Company will amortize the debt issuance costs over the term of the Loan Agreement, which matures on September 1, 2018. For the years ended December 31, 2016 and 2015, the Company recorded $0.6 million and $0.3 million, respectively, in interest expense related to the amortization of the debt issuance costs. At December 31, 2016 and 2015, the Company had approximately $0.4 million and $1.0 million, respectively, in debt issuance costs remaining to be amortized which is presented net of the debt balance in its consolidated balance sheets.
On July 21, 2016, Hercules, the Company and the holders of certain promissory notes entered into a Subordination Agreement to the Loan Agreement whereby the holders of such promissory notes agreed that their debt shall be subordinated to the Loan Agreement with respect to any security interest or lien that such creditors may have in any assets of the Company (see Note 15).

Convertible Notes Payable (2)
On November 17, 2016, the Company entered into a securities purchase agreement with HLHW IV, LLC (“HLHW”), pursuant to which HLHW purchased an aggregate principal amount of  $1,050,000 of Subordinated Convertible Notes for an aggregate purchase price of  $1,000,000 (“Convertible Notes”), representing a principal amount of the Notes of  $1,000,000 plus an original issue discount of 5% which is $50,000.
The Convertible Notes bear interest at a rate of 7.0% per annum, payable in arrears on the maturity date of November 17, 2017. The Notes are convertible into shares of the Company’s common stock at any time from the date of issuance of the Notes, at a conversion price equal to eighty percent (80%) of the lowest intraday bid price on the date of conversion (“conversion date”); provided the lowest intraday bid price on such conversion date is above the lowest closing bid price on the closing date (“Market Price”). In the event on the conversion date, the lowest intraday bid price is less than the Market Price, then in that instance, the conversion price on that conversion date will be equal to the lowest intraday bid price.
On the maturity date, the Company has the option to pay the amount being redeemed; including accrued but unpaid interest, in cash, shares or any combination of cash and shares of the Company’s common stock. In addition, if at any time the lowest intraday bid price falls below $5.00 per share, the holder may elect to redeem up to $350,000 of the outstanding principal, interest and any amounts due under the Notes; provided, however, the Company may only use the proceeds from the sale of common stock pursuant to the terms of the Common Stock Purchase Agreement, dated November 17, 2016 (“CS Purchase Agreement”) entered into with HLHW to redeem the Notes. The Notes are subordinated to the Loan Agreement with Hercules Capital. This redemption process may be repeated once every five business days, at the election of Holder, until the Notes are fully satisfied. The foregoing notwithstanding, HLHW may convert any or all of these Notes into shares of the Company’s common stock at any time.
The Convertible Note Agreement also includes certain of events of defaults which at any time after HLHW becomes aware of may require the redemption of all or any portion of the Notes by delivery of a written notice to the Company. Each portion of the Notes subject to redemption shall be redeemed at a price equal to the greater of 18% per annum or the maximum rate permitted under applicable law of the conversion amount being redeemed, together with liquidated damages of  $250,000. As part of the agreement, the Company paid approximately $0.1 million in debt issuance costs and discount.
On December 16, 2016, the Company entered into Amendment No. 1 with HLHW, effective as of December 5, 2016 as indicated in the Note Amendment, which amends the Convertible Note Agreement to provide that in no circumstance shall the conversion price be lower than $0.10 per share of the Company’s common stock. As of December 31, 2016, the principal outstanding on the notes was approximately $1.0 million. The Company incurred $0.1 million in transaction costs. For the year ended December 31, 2016, the Company recognized $25,000 in interest expense, amortization of debt discount and debt issuance costs which was recorded in interest expense in the Company’s consolidated statement of operations.
In January 2017, Immune paid HLHW $0.3 million in liquidated damages paid for not filing the Convertible Note Registration Statement within 10 days per the Convertible Note Agreement. On February 3, 2017, the Company entered into Amendment No. 2 with HLHW in which HLHW redeemed the Note for $1.35 million in cash which included redemption at 120% of the principal balance per the Convertible Note agreement plus accrued interest. Subsequent to December 31, 2016, Immune repaid the Convertible Note using the proceeds from the November 2016 Agreement.
MabLife Notes Payable (3)
In March 2012, the Company acquired from MabLife SAS (“MabLife”) through an assignment agreement, all rights, titles and interests in and to the patent rights, technology and deliverables related to the anti-Ferritin mAb, AMB8LK, including its nucleotide and protein sequences and its ability to recognize human acid and basic ferritins. The consideration was as follows: (i) $0.6 million payable in six annual installments (one of such installments being an upfront payment made upon execution of the agreement), and (ii) royalties of 0.6% of net sales of any product containing AMB8LK or the manufacture, use, sale, offering or importation of which would infringe on the patent rights with respect to AMB8LK. The Company is required to assign the foregoing rights back to MabLife, if it fails to make any of the required payments, is declared insolvent or bankrupt or terminates the agreement. In February 2014, the parties revised the payment arrangement for the purchase of the original assignment rights. Pursuant to the amendment to the assignment agreement, remaining payments of  $0.1 million per year are due each year in 2016 and 2017.
In February 2014, the Company acquired from MabLife, through an irrevocable, exclusive, assignment of all rights, titles and interests in and to the secondary patent rights related to the use of anti-ferritin monoclonal antibodies in the treatment of some cancers, nucleotide and protein sequences of an antibody directed against an epitope common to human acidic and basic ferritins, monoclonal antibodies or antibody-like molecules comprising these sequences. As full consideration for the secondary patent rights, the Company will pay a total of  $150,000 of which $15,000 and $25,000 was paid in 2014 and 2013, respectively, and $25,000 will be paid on the second through fourth anniversary of the agreement and an additional $35,000 on the fifth anniversary of the agreement.
During the first quarter of 2015, MabLife informed the Company that it has filed for bankruptcy. For the years ended December 31, 2016 and 2015, the Company recorded $49,000 and $0, respectively, in interest expense. The Company has not paid any amounts to MabLife since the time it received notification of the MabLife bankruptcy.
Revolving Line of Credit
In April 2014, the Company entered into a three-year, $5.0 million revolving line of credit with Melini Capital Corp. (“Melini”), an existing stockholder who is related to Daniel Kazado, who was the Company’s Chairman of the Board until October 19, 2016 and is a member of the Company’s Board of Directors. Borrowings under the revolving line of credit will incur interest at a rate of 12% per year, payable quarterly. The revolving line of credit is unsecured and subordinated to the Hercules Loan Agreement. On November 30, 2016, the revolving line of credit expired and no amounts have been drawn under the revolving line of credit (see Note 15).
Note 10.   Stockholders’ Equity
(a) Stock options and stock award activity
The following table illustrates the common stock options granted for the years ended December 31, 2016 and 2015:
Title	Grant date	No. of options	Weighted average exercise price	Weighted average grant date fair value	Vesting terms	Assumptions used in Black-Scholes option pricing model
Management, Directors and Employees	January – December 2016	138,500	$11.20	$7.20	0 to 3.0 years	Volatility	91.55% – 107.35%
						Risk free interest rate	1.35% – 2.06%
						Expected term, in years	6.00 – 10.00
						Dividend yield	0.00%
Consultants	January – December 2016	24,250	$6.20	$4.60	0 to 1.0 years	Volatility	91.55% – 102.12%
						Risk free interest rate	1.39% – 1.56%
						Expected term, in years	10.00
						Dividend yield	0.00%

Title	Grant date	No. of options	Weighted average exercise price	Weighted average grant date fair value	Vesting terms	Assumptions used in Black-Scholes option pricing model
Management, Directors and Employees	January – December 2015	88,100	$32.20	$25.20	0 to 3.0 years	Volatility	84.33% – 96.49%
						Risk free interest rate	0.23% – 2.17%
						Expected term, in years	6.00 – 10.00
						Dividend yield	0.00%
Consultants	May 2015	8,000	$39.80	$9.60	1.0 years	Volatility	91.55%
						Risk free interest rate	0.23% – 0.27%
						Expected term, in years	10.00
						Dividend yield	0.00%
The following table illustrates the stock awards granted for the years ended December 31, 2016 and 2015:
Title	Grant date	No. of stock awards	Weighted average grant date fair value	Vesting terms
Consultant	January – December 2016	45,000	$8.80	Immediately
Employees	January – December 2015	700	$49.40	Immediately
Consultants	January – December 2015	37,223	$24.40	Immediately to 1 Year
The following table summarizes information about stock option activity for the years ended December 31, 2016 and 2015:
	Options
	Number of Options	Weighted Average Exercise Price	Exercise Price Range	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value (000)s
Outstanding at January 1, 2015	267,343	$34.00	$0.80 – 80.00	$39.00	$3,266
Granted	96,100	32.80	$13.80 – 44.00	$24.80	—
Exercised	(31,767)	$10.00	$0.80 – 14.20	$—	194
Forfeited/Expired	(82,226)	$48.40	$47.60 – 80.00	$—	—
Outstanding at December 31, 2015	249,450	$31.20	$0.80 – 80.00	$39.40	527
Granted	162,750	9.20	$5.40 – 14.60	$6.80	—
Exercised	(23,835)	$0.80	$0.80	$33.60	67
Forfeited/Expired	(17,608)	$24.60	$8.00 – 71.60	$21.20	44
Outstanding at December 31, 2016	370,757	$23.80	$0.80 – 80.00	$27.60	39
Exercisable at December 31, 2016	263,784	$23.40	$0.80 – 80.00	$29.00	$39

Stock-based compensation expense for the years ended December 31, 2016 and 2015 was $2.0 million and $2.8 million, respectively, which has not been tax-effected due to the recording of a full valuation allowance against net deferred tax assets. As of December 31, 2016, unamortized stock-based compensation for stock options and stock awards was $1.6 million, with a weighted-average recognition period of approximately 1.8 years, respectively.

(b) Warrants
The following table summarizes information about warrants outstanding at December 31, 2016 and 2015:
	Number of Warrants	Weighted Average Exercise Price	Exercise Price Range
Warrants outstanding and exercisable January 1, 2015	446,319	$101.20	$37.00 – 1,312
Warrants issued to consultants (1)	8,000	$39.60	$39.60
Warrants issued to Hercules as part of July 2015 debt financing(2)	10,743	$34.00	$34.00
Warrants issued to July 2015 debt financings placement agent(2)	17,500	$35.60	$35.60
Warrants issued to placement agents in connection with Series D financing(3)	38,900	$50.00	$50.00
Warrants issued in conjunction with Series C Exchange(4)	21,573	$60.00	$60.00
Expired	(8,428)	$—	—
Warrants outstanding at December 31, 2015	534,607	$78.60	$33.20 – 1,312
Warrants issued to consultants(5)	64,911	$14.80	$9.40 – 20.00
Expired	(19,128)	$404.40	$28.00 – 1,312
Warrants outstanding at December 31, 2016	580,390	$60.80	$9.40 – 200.00
Warrants exercisable at December 31, 2016	580,390	$60.20	$9.40 – 200.00

(1)
In June 2015, the Company issued 8,000 shares to a consultant for services performed, at an exercise price of  $39.60 per share, exercisable commencing six months from the date of issuance and ending five years following the issuance date.

(2)
In connection with the Loan Agreement with Hercules, the Company issued to Hercules a five-year warrant to purchase an aggregate of 10,743 shares of its common stock at an exercise price of  $34.00 per share, subject to certain adjustments, including, if lower, the effective price of any financing occurring six months after the issuance date. The placement agent for the Loan Agreement received $0.3 million upon the closing of the Hercules Loan and warrants to purchase an aggregate of 17,500 shares of common stock, at an exercise price of  $35.60 per share, exercisable commencing six months following the issuance date and ending five years following the issuance date.

(3)
Upon closing of the $9.0 million Discover financing, the co-placement agents received an aggregate of $0.6 million upon closing and each received warrants to purchase an aggregate of 13,750 shares of the Company’s common stock, for a total of 27,500 shares of common stock, at an exercise price of  $50.00 per share, exercisable commencing six months following the issuance date and ending five years following the issuance date. Upon closing of the additional $3.0 million Discover financing, the co-placement agents received an aggregate of  $0.2 million in cash and each received warrants to purchase an aggregate of 5,700 shares of the Company’s common stock, for a total of 11,400 shares of common stock, at an exercise price of  $50.00 per share, exercisable six months following the issuance date and ending five years following the issuance date.

(4)
In July 2015, in connection with the Exchange Agreement with Holders of all of the shares of Series C Preferred Stock, the Company agreed to issue the Holders an aggregate of 111,914 shares of its common stock and five-year warrants to purchase an aggregate of up to 21,573 shares of the Company’s common stock, at an exercise price of  $60.00 per share and exercisable commencing six months following the date of issuance. See Note 10(g).

(5)
Includes warrants to purchase an aggregate of 25,000 shares of the Company’s common stock, at an exercise price of  $20.00 per share, exercisable immediately and expiring five years after the issuance date, issued in connection with the July 29, 2016 securities purchase agreement with certain institutional investors for issuance and sale of 158,730 shares of the Company’s common stock, for aggregate gross proceeds of  $1.0 million as discussed below.

Capital Access Agreements
April 19, 2016 Capital Access Agreement
On April 19, 2016, the Company entered into a Capital Access Agreement (“April 2016 Agreement”) with Regatta Select Healthcare, LLC (“Regatta”), pursuant to which Regatta agreed to purchase up to an aggregate of 175,000 shares of the Company’s common stock, par value $0.0001 per share (“Purchase Shares”) over the 12-month term of the April 19, 2016 Agreement. The Company had the right, but not the obligation, to direct Regatta via written notice (a “Put Notice”) to purchase up to a specific number of Purchase Shares. The purchase price per a Purchase Share pursuant to such Put Notice (the “Purchase Price”) was equal to 83% of the lowest trading price of the Company’s common stock on the NASDAQ Stock Market during the five consecutive trading days immediately following the date of such Put Notice (the “Put Date”). The number of Purchase Shares that may be purchased under each Put Notice was subject to a ceiling of the lesser of  (a) $250,000 in market value of Purchase Shares or (b) 200% of average daily volume of the shares traded on the market on which the Company’s common stock is traded, computed using the 10 business days prior to the Put Date multiplied by the average of the daily closing price for the 10 business days immediately preceding the Put Date. The Purchase Price was additionally subject to a floor price equal to 75% of the average closing bid price for the common stock for the 10 trading days prior to the Put Date. As of December 31, 2016, the Company had sold all of the 175,000 shares of its common stock under the April 2016 Agreement to Regatta for aggregate gross proceeds of $0.8 million. The Company incurred approximately $0.1 million in transaction fees related to this transaction.
June 10, 2016 Capital Access Agreement
On June 10, 2016, the Company entered into a Capital Access Agreement (“June 2016 Agreement”) with Regatta, pursuant to which Regatta agreed to purchase up to an aggregate of 185,000 shares of the Company’s common stock, par value $0.0001 per share over the 12-month term of the June 10, 2016 Agreement.
Beginning on the day following the date that certain closing conditions in the June 2016 Agreement were satisfied (the “Commencement Date”), which conditions were satisfied on June 10, 2016, the Company had the right, but not the obligation, to direct Regatta via written notice (a “June Put Notice”) to purchase up to a specific number of June Purchase Shares. The purchase price per the June Purchase Share pursuant to such June Put Notice shall be equal to 83% of the lowest trading price of the Company’s common stock on the NASDAQ Stock Market during the five consecutive trading days immediately following the date of such June Put Notice. The number of Purchase Shares that may be purchased under each June Put Notice was subject to a ceiling of the lesser of  (a) $250,000 in market value of the June Purchase Shares or (b) 200% of average daily volume of the shares traded on the market on which the Company’s common stock is traded, computed using the 10 business days prior to the June Put Date multiplied by the average of the daily closing price for the 10 business days immediately preceding the June Put Date. The June Purchase Price was additionally subject to a floor price equal to 75% of the average closing bid price for the Company’s common stock for the 10 trading days prior to the June Put Date. As of December 31, 2016, the Company had sold all of the 185,000 shares of its common stock under the June 10, 2016 Agreement for gross proceeds of  $1.1 million. The Company incurred approximately $0.1 million in transaction fees related to this transaction.
(d) Share Purchase Agreements and Amendments to Share Purchase Agreements
During the second quarter of 2016, the Company entered into share purchase agreements with two investors, CrystalClear Group, Inc. (“Crystal”) and Dr. Jean-Marc Menat to sell a total of 48,333 restricted shares of the Company’s common stock at a price of  $7.20 per share for aggregate gross proceeds of  $0.3 million.
On December 16, 2016, the Company entered into amendment to the securities purchase agreement (the “SPA Amendment”) with Crystal, effective as of December 14, 2016. The SPA Amendment amends the Securities Purchase Agreement to adjust the per share purchase price paid by Crystal to $8.50 per share. Pursuant to the SPA Amendment, the Investor returned 4,248 shares to the Company in the first quarter of fiscal 2017.

In consideration of the entering into the SPA Amendment by Crystal, the Company has agreed to issue to the Crystal a five-year warrant to purchase an aggregate of 9,259 shares at an exercise price of  $10.00 per share, which Warrant shall not be exercisable until six months after the date of issuance.
On December 27, 2016, the Company and Dr. Jean-Marc Menat (“Dr. Menat”) entered into Amendment No. 1 to the Securities Purchase Agreement which amends the securities purchase agreement to adjust the per share price paid by Dr. Menat to $8.82 per share. Pursuant to the SPA Amendment, Dr. Menat returned 3,776 shares to the Company in the first quarter of fiscal 2017. In consideration of the entering into of the SPA Amendment with Dr. Menat, the Company agreed to issue to Dr. Menat a five-year warrant to purchase an aggregate of 6,852 shares at an exercise price of  $10.00 per share, which warrant shall not be exercisable until six months after the date of issuance the warrant.
On July 29, 2016, the Company entered into a securities purchase agreement with certain institutional investors for issuance and sale of 158,730 shares of the Company’s common stock, for aggregate gross proceeds of  $1.0 million. Under this securities purchase agreement, the Company also agreed to issue to the institutional investors warrants to purchase 25,000 shares of common stock. The warrants were sold concurrently with the sale of the shares of common stock, pursuant to the securities purchase agreement, in a concurrent private placement. The warrants are exercisable for a period of five years from the date of issuance at an exercise price equal to $20.00 per share. Pursuant to this securities purchase agreement, the Company also agreed to pay to the institutional investors a commitment fee of  $100,000, in cash or alternatively, 17,500 shares of common stock. The Company incurred an additional $40,000 in transaction fees related to this transaction. The proceeds received for the issuance of the common stock was recorded in stockholder’s equity in the Company’s consolidated balance sheet. Transaction fees and the value of the consideration paid to the institutional investors were recorded as a reduction to additional paid in capital in the Company’s consolidated balance sheets. On January 10, 2017, the Company and the institutional investors signed an amendment to the securities purchase agreement whereby the institutional investors agreed to give the Company an additional $238,095, in exchange for five year warrants to purchase 52,910 shares of common stock at an exercise price of  $10.00
On September 6, 2016, the Company entered into a stock purchase agreement with an existing stockholder for the sale of 200,000 shares of the Company’s common stock for gross proceeds of  $2.0 million. These shares of common stock were issued in a registered direct offering pursuant to a prospectus supplement filed with the SEC on September 7, 2016, in connection with a takedown from the Registration Statement on Form S-3 (File No. 333-198647).
(e) HLHW IV, LLC Equity Line
November 2016 HLHW Equity Line
On November 17, 2016, the Company entered into a Common Stock Purchase Agreement (“CS Purchase Agreement”) with HLHW (“Buyer”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, the Company has the right to sell to Buyer up to $10.0 million in shares of the Company’s common stock.
Beginning on the day following November 17, 2016, the date that certain closing conditions in the CS Purchase Agreement were satisfied (the “Commencement Date”), the Company shall have the right, but not the obligation, to direct Buyer via written notice (a “Purchase Notice”) to purchase up to a specific number of shares of the Company’s common stock (the “Purchase Shares”). The per share purchase will be equal to: (i) from 9:30am to 4:00pm Eastern Time of the regular session of any trading day, lowest intra-day bid price or (ii) if after the close of the regular session on any trading day, then such trading day’s closing bid price on Nasdaq. The Company shall have the obligation to sell and Buyer shall have the obligation to purchase at the Purchase Price a number of Purchase Shares with an aggregate value of  $2.0 million of Purchase Shares on or before December 31, 2016 which the Company had met prior to December 31, 2016.
The Company shall not issue, and the Buyer shall not purchase any shares of common stock under the CS Purchase Agreement, if such shares proposed to be issued and sold, when aggregated with all other shares of common stock then owned beneficially (as calculated pursuant to Section 13(d) of the 1934 Act and Rule 13d-3 promulgated thereunder) by the Buyer and its affiliates would result in the beneficial ownership by the Buyer and its affiliates of more than 4.99% of the then issued and outstanding shares of common stock of the Company, unless waived in writing by Buyer. Shares of Common Stock were issued pursuant to the Company’s “shelf” registration statement on Form S-3 (File No. 333-198647), previously filed with the U.S. Securities and Exchange Committee (“SEC”) on September 8, 2014, as amended on October 3, 2014, and that was declared effective by the SEC on October 28, 2014.
At any time after the Commencement Date, the CS Purchase Agreement may be terminated by the mutual written consent of the Company and Buyer and upon the meeting of certain conditions as defined in the CS Purchase Agreement. In addition, at any time after the Commencement Date, the Company shall have the option to terminate the CS Purchase Agreement for any reason or for no reason by delivering notice to Buyer electing to terminate the CS Purchase Agreement without any liability whatsoever except that the Company must transmit to Buyer a termination fee of  $250,000 in cash or shares, at Buyer’s election with such shares to be valued at the Purchase Price, within two (2) Business Days following delivery of such notice of termination. Net proceeds to the Company will depend on the Purchase Price and the frequency of the Company’s sales of Purchase Shares to Buyer.
As part of the CS Purchase Agreement, the Company agreed to pay $0.7 million in commitment fees to be paid in either cash or shares of its common stock. As of December 31, 2016, the Company had issued 184,211 shares of its common stock at a market value of  $0.6 million and had accrued the remaining $0.1 million of the commitment fee. The Company also agreed to pay HLHW legal fees related to the CS Purchase Agreement of  $35,000. In addition, the Company shall also pay on each Purchase Date and on each Additional Purchase Date 1.75% of such aggregate proceeds representing the fees and expenses of HLHW’s advisers, counsel, accountants and other experts. As of December 31, 2016, the Company sold 625,000 shares of its common stock to HLHW for gross proceeds of  $2.4 million. As of May 10, 2017, the Company had sold 1,725,000 shares of its common stock for gross proceeds of approximately $6.5 million. As of May 16, 2017, $0.2 million of the CS Purchase Agreement remained unused.
February 2017 HLHW Equity Line
On February 3, 2017, the Company entered into another Common Stock Purchase Agreement with HLHW (the “February 2017 CS Purchase Agreement”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, the Company has the right to sell to Buyer up to $3,057,100 in shares of the Company’s common stock.
The Company was required to obtain shareholder approval prior to using the February 2017 HLHW Equity Line, therefore on March 22, 2017, the Company filed a prospectus supplement which amended, supplemented and superseded the Company’s prospectus supplement dated February 3, 2017 and its accompanying prospectus dated October 28, 2014 related to a Common Stock Purchase Agreement, dated February 3, 2017 with HLHW IV, LLC (the “CS Purchase Agreement”).
Effective March 22, 2017, the Company halted all future offers and sales of its common stock, par value $0.0001 per share (“Common Stock”), under the February 2017 CS Purchase Agreement and reduced the amount of potential future offers and sales under the CS Purchase Agreement to $0.00. Between February 3, 2017, the date of the CS Purchase Agreement, and March 22, 2017, the Company did not sell any shares of Common Stock to HLHW under the February 2017 CS Purchase Agreement and did not issue any shares of common stock to Buyer in consideration for entering into the CS Purchase Agreement.
March 2017 HLHW Equity Line
On March 22, 2017, the “Company” entered into a Common Stock Purchase Agreement (the “March 2017 CS Purchase Agreement”) with HLHW which provides that, upon the terms and subject to the conditions and limitations set forth therein, the Company has the right to sell to HLHW up to $1.6 million in shares of the Company’s common stock. As consideration for the CS Purchase Agreement, the Company paid to Buyer a cash commitment fee of  $230,167.
The number of Purchase Shares that may be purchased under each Purchase Notice is subject to a ceiling of up to 25,000 Purchase Shares or an aggregate purchase amount of  $250,000 in Purchase Shares, unless Buyer and the Company mutually agree otherwise. The Company and Buyer may mutually agree to increase the number of Purchase Shares that may be sold pursuant to a Purchase Notice to as much as an additional 100,000 Purchase Shares per business day.

The Company also has the right to direct the Buyer to buy up to an additional 30% of the trading volume of the common stock for the next business day at the lowest intra-day bid price of the Company’s common stock on such date of purchase. The Purchase Price is additionally subject to the Floor Price. The Purchase Shares and Additional Purchase Shares are subject to volume limitations of the Company’s common stock as defined in the CS Purchase Agreement.
The Company shall not issue, and the Buyer shall not purchase any shares of common stock under the CS Purchase Agreement, if such shares proposed to be issued and sold, when aggregated with all other shares of common stock then owned beneficially (as calculated pursuant to Section 13(d) of the 1934 Act and Rule 13d-3 promulgated thereunder) by the Buyer and its affiliates would result in the beneficial ownership by the Buyer and its affiliates of more than 4.99% of the then issued and outstanding shares of common stock of the Company, unless waived in writing by Buyer.
Shares of Common Stock were issued pursuant to the Company’s “shelf” registration statement on Form S-3 (File No. 333-198647), previously filed with the U.S. Securities and Exchange Committee (“SEC”) on September 8, 2014, as amended on October 3, 2014, and that was declared effective by the SEC on October 28, 2014.
(f) Performance Based Options
On May 6, 2015, the Company’s Board of Directors, pursuant to the recommendation of the Compensation Committee of the Board of Directors of the Company (“Compensation Committee”), granted an option to purchase up to 12,500 shares of the Company’s common stock to Dr. Daniel G. Teper, the Company’s Chief Executive Officer, as performance-based compensation. The performance-based options were granted at an exercise price of  $37.40 per share and will vest upon the Company’s achievement of certain operational, financing and partnership objectives that were determined by the Compensation Committee. In connection with the granting of the performance-based options to Dr. Teper, the Company recorded a charge to stock compensation expense of  $0.2 million for both the years ended December 31, 2016 and 2015, because the Company determined that the achievement of the performance options vesting criteria was deemed to be probable. In April 2017, these options were forfeited in connection with Dr. Teper’s resignation as Chief Executive Officer as the performance targets were not met.
(g) Series C Preferred Stock
In July 2015, the Company entered into Securities Exchange Agreements (“Exchange Agreement”) with certain holders (“Holders”) of all of their shares of Series C 8% Convertible Preferred Stock (“Series C Preferred Stock”), pursuant to which the Company agreed to issue the Holders an aggregate of 111,914 shares of its common stock and five-year warrants to purchase an aggregate of up to 21,573 shares of the Company’s common stock, at an exercise price of  $60.00 per share and exercisable commencing six months following the date of issuance. In exchange, the Holders’ agreed to exchange an aggregate of 2,286 shares of Series C Preferred Stock, originally issued by the Company on March 14, 2014, including any accrued but unpaid dividends payable thereon (the “Exchange”), pro rata to each Holder’s Preferred Stock ownership. As of December 31, 2015, there were no shares of the Company’s Series C Preferred Stock remaining outstanding. The Exchange Agreement was considered to be an inducement in accordance with ASC 470 and as a result, the Company recorded the excess of  (i) the fair value of all securities and other consideration transferred by the Company to the Series C Preferred Stock holders and (ii) the fair value of securities issuable pursuant to the original conversion terms are added to the Company’s net loss to arrive at loss available to common stockholders in the calculation of loss per share. Prior to the Exchange Agreement, the Company issued 19,464 shares of its common stock in exchange for the conversion of 546 shares of Series C Preferred Stock. For the years ended December 31, 2016 and 2015, the Company charged $0 and $1.6 million, respectively, in deemed dividend to additional paid-in capital related to the Series C Preferred Stock.
(h) 10b5-1 Plan
On September 1, 2015, Dr. Daniel G. Teper, the Company’s former Chief Executive Officer, purchased 378 shares of the Company’s common stock at $25.80 per share. On September 15, 2015, Dr. Teper, established a stock trading plan (the “10b5-1 Plan”) with respect to purchases in the open market of up to an aggregate of  $0.3 million worth of the Company’s common stock in accordance with Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended (the “Act”) and other applicable federal securities laws and regulations adopted by the Securities and Exchange Commission (the “SEC”). Through December 31, 2016, Dr. Teper purchased $0.3 million worth of the Company’s common stock in purchases under the 10b5-1 Plan. On September 14, 2015, Daniel Kazado, the Company’s Chairman of the Board until October 19, 2016 and a member of the Board of Directors purchased 2,500 shares of the Company’s common stock at $29.40 per share and on December 7, 2015 purchased an additional 12,031 shares of the Company’s common stock at a price of  $15.80.
(i) Equity Incentive Plan
The Company’s 2005 Equity Incentive Plan, as amended and restated, expired in September 2015. On December 9, 2015, the 2015 Equity Incentive Plan (“2015 Plan) was approved at the Company’s 2015 Annual Meeting of Stockholders. The 2015 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code to the Company’s employees and its parent and subsidiary corporations’ employees, and for the grant of non-statutory stock options, restricted stock, restricted stock units, performance-based awards and cash awards to its employees, directors and consultants and its parent and subsidiary company’s employees and consultants. The Company’s Board of Directors determines the terms of the 2015 Plan, such as vesting period. A total of 250,000 shares of the Company’s common stock is reserved for issuance pursuant to the 2015 Plan. No 2015 Plan participant may be granted an option to purchase more than 37,500 shares in any fiscal year. Options issued pursuant to the 2015 Plan have a maximum maturity of 10 years. The 2015 Plan will expire on November 12, 2025. On December 24, 2015, the Company filed a Registration Statement on Form S-8 (Registration No. 333-208754), which registered the 250,000 common shares that may be issued or sold under the plan. On December 20, 2016, an Amended and Restated 2015 Plan was approved at the Company’s 2016 Annual Meeting of Stockholders increasing the amount of shares authorized under the 2015 Plan from 250,000 shares to 750,000 shares.
In May 2017, the Company’s Board of Directors approved a resolution to increase the amount of shares authorized under the Company’s 2015 Equity Incentive Plan from 750,000 to 1,250,000 and to increase the share limit on annual awards to any single participant (whether an employee, director or consultant), in any fiscal year from 37,500 to 250,000.
(j) Employee Stock Purchase Plan
The Employee Stock Purchase Plan (the “ESPP”) is implemented by offerings of rights to all eligible employees from time to time. Unless otherwise determined by the Company’s Board of Directors, common stock is purchased for accounts of employees participating in the ESPP at a price per share equal to the lower of  (i) 85% of the fair market value of a share of the Company’s common stock on the first day of offering or (ii) 85% of the fair market value of a share of the Company’s common stock on the last trading day of the purchase period. Each offering period will have six-month duration. There were no shares issued under the ESPP during the years ended December 31, 2016 and 2015, and no expense have been recorded. A total of 49,902 shares are available for issuance under the ESPP as of December 31, 2016 and 2015.
Note 11.   Series D Preferred Stock
During 2015, the Company entered into Stock Purchase Agreements (the “Purchase Agreements”) with Discover Growth Fund (“Discover”) pursuant to which the Company agreed to issue and sell up to an aggregate of 1,263 shares of the Company’s Series D Redeemable Convertible Preferred Stock (“Series D Preferred Stock”), par value $0.0001 per share (“Series D Preferred Stock”), which were convertible into shares of the Company’s common stock, at a purchase price of  $10,000 per share, for total gross proceeds of  $12.0 million after taking into account a 5% original issue discount which was received in two tranches of $9.0 million on July 28, 2015 and $3.0 million on September 29, 2015.
The Series D Preferred Stock was convertible at a price of  $50.00 per share (“Conversion Price”) and had a six and one half year maturity term, at which time it would have converted automatically into shares of common stock based on the Conversion Price. The Series D Preferred Stock bore an accrued annual dividend rate which ranged from 0% to 15%, based on certain adjustments and conditions, including changes in the volume weighted average price of the Company’s common stock. Upon conversion, the Company was obligated to pay the holders of the Series D Preferred Stock being converted a conversion premium equal to the amount of dividends that such shares would have otherwise been issued if they had been held through the entire 6.5-year term.
The dividends and conversion premium was payable at the Company’s option in shares of common stock with the number of shares issued calculated as follows: (i) if there was no triggering event (as such term is defined in the Certificate of Designations), 90.0% of the average of the five lowest individual daily volume weighted average prices during the applicable measurement period, which may be non-consecutive, less $1.00 per share of common stock, not to exceed 100% of the lowest sales price on the last day of such measurement period, less $1.00 per share of common stock, or (ii) following a triggering event, 80.0% of the lowest daily volume weighted average price during any measurement period, less $1.00 per share of common stock, not to exceed 80.0% of the lowest sales price on the last day of any measurement period, less $1.00 per share of common stock. In addition, in a triggering event the dividend rate would adjust upwards by 10%.
The Series D Preferred Stock had been accounted for as mezzanine equity in the Company’s consolidated balance sheet in accordance with ASC 480 “Distinguishing Liabilities from Equity,” as upon liquidation, the Company would be required to redeem the outstanding Series D Preferred Stock for cash. The conversion premium and the dividends associated with the Series D Preferred Stock contained an anti-dilution feature within the dividend rate, which fluctuated inversely to the changes in the value of the Company’s stock price. The conversion premium and dividends with the features noted above were to be redeemed upon conversion of the Series D Preferred Stock. The Company’s management had analyzed the conversion premium and dividends with the features noted and had determined that they required liability treatment. Accordingly, the conversion premium and the dividends were bifurcated from the Series D Preferred Stock for financial reporting purposes. Initial and subsequent measurements of this derivative liability were at fair value, with changes in fair value recognized in the Company’s consolidated statement of operations on a quarterly basis.
Upon closing of the $9.0 million financing, the two co-placement agents received an aggregate of  $0.6 million and each received warrants to purchase an aggregate of 13,750 shares of the Company’s common stock at an exercise price of  $50.00 per share, exercisable commencing six months following the issuance date and ending five years following the issuance date. The Company valued the warrants issued to the placement agents using the Black-Scholes options-pricing model and calculated a fair value of  $0.6 million, which has been recorded as a reduction to the Series D Preferred Stock in the consolidated balance sheet. Upon closing of the additional $3.0 million financing, the co-placement agents received an aggregate of $0.2 million in cash and each received warrants to purchase an aggregate of 5,700 shares of the Company’s common stock at an exercise price of  $50.00 per share, exercisable six months following the issuance date and ending five years following the issuance date. The Company valued the 5,700 warrants issued to placement agents using the Black-Scholes options-pricing model and calculated a fair value of  $0.2 million.
The Company paid legal fees of  $0.1 million, which were recorded as a reduction of the Series D Preferred Stock in the consolidated balance sheets. Total Series D Preferred Stock issuance costs of approximately $1.7 million were recorded as a reduction of the Series D Preferred Stock in the consolidated balance sheets as of December 31, 2015.
During 2015, Discover converted 300 shares of Series D Preferred Stock into 60,000 of the Company’s common stock and the Company issued an additional 165,586 of common stock to Discover as payment of dividends and conversion premium. The Company recorded a proportionate amount of the Series D Preferred Stock as a deemed dividend of  $2.4 million upon conversion, which was charged to additional paid-in capital. In addition, during 2015, $3.0 million was credited to additional paid-in capital from the conversion of the 300 shares of Series D Preferred Stock.
During 2016, a triggering event occurred resulting in the dividend rate adjusting upward by 10% from 15% to 25% which impacted the calculation of the dividend and conversion premium pursuant to the terms of the Purchase Agreements. For the years ended December 31, 2016 and 2015, the Company recorded a loss on the change in the estimated fair value of the derivative liability associated with the Series D Preferred Stock of  $8.7 million and $0.3 million, respectively, which was recorded in non-operating expense in the Company’s consolidated statements of operations.

During 2016, Discover converted all of its remaining 963 shares of Series D Preferred Stock into a total of 192,600 shares of the Company’s common stock and the Company issued an additional 4,542,989 shares of its common stock to Discover as payment of dividends and conversion premium. The Company also recorded a proportionate amount of the Series D Preferred Stock as a deemed dividend of approximately $8.0 million upon conversion, which was charged to additional paid-in capital in the consolidated balance sheets. As of December 31, 2016, the Company had no Series D Preferred Stock outstanding as the Company had met its obligations under the Purchase Agreements.
Below is the activity for the Company’s Series D Preferred Stock issuances for the periods presented ($ in thousands, except share amounts):
	Shares	Amount
Balance at January 1, 2015	—	$—
Issuance of Series D Preferred Stock	1,263	12,632
Series D Preferred Stock original issue discount	—	(632)
Series D Preferred Stock derivative liability	—	(8,007)
Conversion of Series D Preferred Stock	(300)	(3,000)
Accretion of Series D Preferred Stock	—	2,398
Series D Preferred Stock issuance costs	—	(1,732)
Balance at December 31, 2015	963	$1,659
Accretion of Series D Preferred Stock	—	7,973
Conversion of Series D Preferred Stock	(963)	(9,632)
Balance at December 31, 2016	—	$—

Note 12.   Loss Per Share
Basic and diluted loss per share is computed by dividing loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted weighted average shares outstanding for the years ended December 31, 2016 and 2015 excludes shares underlying stock options and warrants and convertible preferred, since the effects would be anti-dilutive. Accordingly, basic and diluted loss per share is the same. Such excluded shares are summarized as follows:
	Year Ended December 31,
	2016	2015
Common stock options	370,757	249,450
Common shares issuable upon conversion of Series D Preferred Stock (not including dividends and conversion premium paid in common stock)	—	192,600
Warrants	580,390	534,607
Total shares excluded from calculation	951,147	976,657

Note 13.   Commitments and Contingencies
(a) Leases
In February 2015, the Company’s corporate headquarters was relocated to New York, NY under a lease agreement with Alexandria Real Estate, which expires in 2020. On August 31, 2015, the Company signed an amendment to the New York, NY lease agreement with Alexandria Real Estate for lab space and offices for an additional 1,674 square feet commencing on September 1, 2015 and ending in 2020. The total base rent for offices and lab space, as amended, is $30,000 per month, subject to annual rent escalations. On January 15, 2016, the Company signed a one year lease agreement with an option for an additional year for new office space in Israel. On May 16, 2016, the Company signed a three-year lease agreement for new office and laboratory space in Israel. For the years ended December 31, 2016 and 2015, the Company recorded rent expense of  $0.6 million and $0.4 million, respectively.

Effective May 1, 2017, the Company terminated the lease agreement with Alexandria Real Estate and forfeited a security deposit in the amount of  $177,000. The Company has relocated its headquarters to Englewood Cliffs, NJ and currently occupies office space on a month to month basis. The Company has relocated its drug development activities to shared office space in New York City.
Future minimum lease payments under non-cancelable leases for office space, as of December 31, 2016, are as follows ($ in thousands):
Period Ending December 31,	Amount
2017	$106
2018	106
2019	44
Total	$256

(b) Licensing Agreements
The Company is a party to a number of research and licensing agreements, including iCo, MabLife, Yissum, Dalhousie, Lonza, BNS, Atlante and Shire, which may require the Company to make payments to the other party upon the other party attaining certain milestones or royalties as defined in the agreements. The Company may be required to make future milestone royalty payments under these agreements (see Note 6).
(c) Litigation
The Company was the defendant in litigation involving a dispute with the plaintiffs Kenton L. Cowley and John A. Flores. The complaint alleges breach of contract, breach of covenant of good faith and fair dealing, fraud and rescission of contract with respect to the development of a topical cream containing ketamine and butamben, known as EpiCept NP-2. A summary judgment in Immune’s favor was granted in January 2012 and the plaintiffs filed an appeal in the United States Court of Appeals for the Ninth Circuit in September 2012. A hearing on the motion occurred in November 2013. In May 2014, the court scheduled the trial in November 2014 and a mandatory settlement conference in July 2014. In July 2014, the parties failed to reach a settlement at the mandatory settlement conference. The case was tried by a jury, which rendered a decision on March 23, 2015, in favor of the Company on all causes of action. For the year ended December 31, 2016, the Company has incurred no costs related to this trial. During the year ended December 31, 2015, in connection with the trial, the Company incurred approximately $0.5 million of legal costs, $0.2 million which were settled in cash, and 5,830 shares of stock, with a fair value of  $0.2 million which is included in general and administrative expenses in the consolidated statements of operations. The Company issued an additional 2,000 shares on April 1, 2015, with a fair value of  $70,000 to settle current outstanding legal costs. In April 2015, the plaintiffs filed a motion for a new trial, which was heard by the Court on June 8, 2015. On October 9, 2015, the plaintiffs filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit and, as of December 31, 2016, the court has made no ruling. During the years ended December 31, 2016 and 2015, in connection with this litigation matter, the Company incurred approximately $0.1 and $0.4 million, respectively, of legal costs.
From time to time the Company is involved in legal proceedings arising in the ordinary course of business. The Company believes there is no other litigation pending that could have, individually or in the aggregate, a material adverse effect on its results of operations or financial condition.
Note 14.   Income Taxes
The Company recorded a deferred tax liability of  $5.9 million and $10.9 million as of December 31, 2016 and 2015, respectively, related to the purchase of the AmiKet IPR&D. This deferred tax liability was recorded to account for the book vs. tax basis difference related to the IPR&D intangible asset, which was recorded in connection with the Merger. This deferred tax liability was excluded from sources of future taxable income, as the timing of its reversal cannot be predicted due to the indefinite life of this IPR&D. As such, this deferred tax liability cannot be used to offset the valuation allowance. During the year ended December 31, 2016, the AmiKet IPR&D was written down to $15.0 million resulting in a reduction of the deferred tax liability by $4.9 million (see Note 3).

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets relate primarily to its net operating loss carryforwards and other balance sheet basis differences. In accordance with ASC 740, “Income Taxes,” the Company recorded a valuation allowance to fully offset the gross deferred tax asset, because it is not more likely than not that the Company will realize future benefits associated with these deferred tax assets at December 31, 2016 and 2015.
At December 31 2016 and 2015, the Company had deferred tax assets of  $31.1 million and $22.5 million, respectively, against which a full valuation allowance of  $31.1 million and $22.5 million, respectively, had been recorded. The determination of this valuation allowance did not take into account the Company’s deferred tax liability for IPR&D assigned an indefinite life for book purposes, also known as a “naked credit” in the amount of  $5.9 million and $10.9 million at December 31, 2016 and 2015, respectively. The change in the valuation allowance for the year ended December 31, 2016 was an increase of  $8.6 million. The increase in the valuation allowance for the year ended December 31, 2016 was mainly attributable to an increase in net operating losses and accrued liabilities, which resulted in an increase in the deferred tax assets with a corresponding valuation allowance. Significant components of the Company’s deferred tax assets at December 31, 2016 and 2015 are as follows ($ in thousands):
	December 31,
	2016	2015
Deferred tax assets:
Property, plant & equipment	$5	$1
Accrued liabilities	3,894	503
Other	45	45
Net operating loss carryforwards – U.S.	13,420	11,511
Net operating loss carryforwards – Israel	6,766	5,757
Stock-based compensation	5,435	4,659
Gross deferred tax assets	29,564	22,476
Valuation allowance	(29,564)	(22,476)
Gross deferred tax assets after valuation allowance	—	—
Deferred tax liability – AmiKet IPR&D assets	(5,933)	(10,870)
Net deferred tax liability	$(5,933)	$(10,870)

A reconciliation of the federal statutory tax rate and the effective tax rates for the years ended December 31, 2016 and 2015 is as follows:
	For the Year Ended December 31,
	2016	2015
U.S. federal statutory tax rate	34.0%	34.0%
State income taxes, net of federal benefit	4.9	4.0
U.S. vs. foreign tax rate differential	(1.0)	(2.4)
Other	(2.1)	(0.1)
Change in valuation allowance	(22.9)	(35.5)
Effective tax rate	12.9%	—%

The Company had approximately $95.0 million and $81.2 million of available gross net operating loss (“NOL”) carryforwards (federal, state and Israel) as of December 31, 2016 and 2015, respectively. Sections 382 and 383 of the Internal Revenue Code, and similar state regulations, contain provisions that may limit the NOL carryforwards available to be used to offset income in any given year upon the occurrence of certain events, including changes in the ownership interests of significant stockholders. In the event of a cumulative change in ownership in excess of 50% over a three-year period, the amount of the NOL carryforwards that the Company may utilize in any one year may be limited. The Company reduced its tax attributes (NOLs and tax credits) as a result of the Company’s ownership changes in 2007, 2009, 2013, 2015, and 2016 and the limitation placed on the utilization of its tax attributes, as a substantial portion of the NOLs and tax credits generated prior to the ownership changes will likely expire unused. The most significant reduction in tax attributes occurred in 2013 as a result of the Merger with Epicept. The Company does not have any material foreign earnings, due to a history of losses in its foreign subsidiary.
A reconciliation of the Company’s NOLs for the years ended December 31, 2016 and 2015 is as follows ($ in thousands):
	December 31,
	2016	2015
U.S. Federal NOLs	$33,953	$29,100
U.S. State NOLs	33,940	29,100
Israel NOLs	27,066	23,000
Total NOLs	$94,959	$81,200

The Company’s federal and state NOLs of approximately $34.0 million each begin to expire from 2030 through 2033. The Company’s Israel NOL of  $27.1 million does not expire.
The Company has adopted guidance on accounting for uncertainty in income taxes which clarified the accounting for income taxes by prescribing the minimum threshold a tax position is required to meet before being recognized in the financial statements as well as guidance on de-recognition, measurement, classification and disclosure of tax positions. The Company has gross liabilities recorded of  $60,000 and $50,000 for the years ended December 31, 2016 and 2015, respectively, to account for potential state income tax exposure. The Company is obligated to file income tax returns in the U.S. federal jurisdiction and Israel and various states. Since the Company had losses in the past, all prior years that generated NOLs are open and subject to audit examination in relation to the NOL generated from those years. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows ($ in thousands):
	2016	2015
Balance at January 1,	$50	$50
Additions related to tax positions	10	—
Reductions related to tax positions	—	—
Balance at December 31,	$60	$50

During 2015, the Company received notices from New York State relating to audits of the 2011 to 2013 tax years. In June 2016, the Company paid $9,000 in full settlement of taxes and interest owed to New York State relating to the audits of the 2011 to 2013 tax years. In addition, during 2015, the Company received tax notices from the Israeli Tax Authority relating to the 2010 to 2014 tax years. During 2016, the Company paid $70,000 in full settlement of taxes and interest owed to the Israeli Tax Authority relating to the audits of the 2010 to 2014 tax years.
Note 15.   Related-Party Transactions
(a) Promissory Notes issued to Certain Related Parties
Daniel Kazado
On July 15, 2016, the Company’s Board of Directors approved and the Company issued a $0.3 million promissory note to Daniel Kazado in exchange for advances made to the Company. The note bears interest at a rate of 5% per year and matures one year from the date of issuance. The outstanding balance of the note may be paid in cash or, at the option of either party, converted into shares of the Company’s common stock at a conversion rate of 9.00 per share, the last bid price of the Company’s common stock on the date of approval. On August 4, 2016, the Company exercised its option to pay off the promissory note in full by issuing 33,333 restricted shares of the Company’s common stock. Pursuant to applicable securities laws these restricted shares may not be transferred or sold at least for a period of six months or unless they have been registered for sale pursuant to the Securities Act of 1933, as amended.
Daniel Teper
On June 24, 2016, the Company’s Board of Directors approved and the Company issued a $0.4 million promissory note to Daniel G. Teper, a director and the Company’s Chief Executive Officer at the time. The note bears interest at a rate of 5.0% per year and matures one year from the date of issuance. The outstanding balance of the note may be paid in cash or, at the option of either party, converted into shares of the Company’s common stock at a conversion rate of  $8.20 per share, the last bid price of the Company’s common stock on the date of approval. On August 4, 2016, the Company exercised its option to pay off the promissory note in full by issuing 43,445 restricted shares of the Company’s common stock. Pursuant to applicable securities laws these restricted shares may not be transferred or sold at least for a period of six months and unless they have been registered for sale pursuant to the Securities Act of 1933, as amended.
During 2016, Dr. Teper, advanced a total of  $0.9 million to the Company of which the Company had repaid $0.7 million prior to December 31, 2016 including $0.4 million which was paid in shares of the Company’s common stock as discussed above. The balance of  $0.2 million owed to Dr. Teper as of December 31, 2016 has been reflected in advances from related parties in the consolidated balance sheets.
Monica Luchi
On July 15, 2016, the Company’s Board of Directors approved and the Company issued a $0.4 million promissory note to Monica Luchi, the Company’s Chief Medical Officer (who also currently serves as the Company’s President, Immune Pharmaceuticals Inflammatory Disease and Dermatology Division) in exchange for an advance made to the Company. The note bears interest at a rate of 5.0% per year and matures one year from the date of issuance. The outstanding balance of the note may be paid in cash or, at the option of either party, converted into shares of the Company’s common stock at a conversion rate of $9.00 per share, the last bid price of the Company’s common stock on the date of approval. On August 4, 2016, the Company exercised its option to pay off the promissory note in full by issuing 38,889 restricted shares of the Company’s common stock. Pursuant to applicable securities laws these restricted shares may not be transferred or sold at least for a period of six months and unless they have been registered for sale pursuant to the Securities Act of 1933, as amended.
(b) Daniel Kazado and Melini Capital Corp.
Daniel Kazado was the Company’s Chairman of the Board until October 19, 2016 and is a member of the Board of Directors. In April 2014, the Company entered into a $5.0 million revolving line of credit with Melini Capital Corp (“Melini”), an existing stockholder who is related to Mr. Kazado. Borrowings under the revolving line of credit will incur interest at a rate of 12% per year, payable quarterly. The revolving line of credit was unsecured and subordinated to the Loan Agreement with Hercules. The revolving line of credit expired on November 30, 2016. No amounts have been drawn from the revolving line of credit.
Note 16.   Subsequent Events
Reverse Stock Split
On April 12, 2017, the Company announced a reverse stock split of its shares of common stock at a ratio of 1-for-20, which took effect with the opening of trading on April 13, 2017 on the NASDAQ under the symbol IMNP. The Company’s stockholders at its 2016 Annual Meeting approved the reverse stock split on December 20, 2016. The primary purpose of the reverse stock split was to enable Immune to regain compliance with the $1.00 minimum bid price requirement for continued listing on NASDAQ. All share and per share amounts in these financial statements have been reflected on a post-split basis.
Securities Purchase Agreement
On April 13, 2017, the Company entered into a securities purchase agreement (the “Purchase Agreement”), dated as of April 10, 2017 (the “Closing Date”), with EMA Financial, LLC (the “Investor”

or “EMA”) pursuant to which the Investor purchased an aggregate principal amount of  $525,000 of Convertible Notes for an aggregate purchase price of  $450,000 (the “Notes”). The Notes included a 10% origination fee and a 5% original issue discount that was added to the face amount of the Notes. Net proceeds from the offering was $0.4 million
The Notes bear interest at a rate of 6.0% per annum, payable in arrears on the maturity date of April 10, 2018 (the “Maturity Date”). The Notes are convertible into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) after the effectiveness of the Registration Statement, at a conversion price equal to seventy five percent (75%) of the lowest trading price of the Company’s common stock during 15 trading days immediately preceding conversion (“Conversion Date”). In addition, the Company issued 83,333 warrants at an exercise price of  $4.00 which are exercisable on a cashless basis.
Until October 10, 2017 (“Prepayment Termination Date”), the Company has the right, exercisable on not less than five (5) Trading Days’ prior written notice to the holder of the Notes, to prepay the outstanding balance on the Notes (principal and accrued interest), in full. On the date fixed for prepayment (the “Optional Prepayment Date”), the Company must make payment of the Optional Prepayment Amount or upon the order of the Holder as specified by the Holder in writing to the Borrower at least one (1) business day prior to the Optional Prepayment Date. If the Company exercises its right to prepay the Note, the Company must pay Holder an amount in cash (the “Optional Prepayment Amount”) equal to the Prepayment Factor (as defined below), multiplied by the sum of: (w) the then-outstanding principal amount of the Note plus (x) accrued and unpaid interest on the unpaid principal amount of the Note to the Optional Prepayment Date plus (y) Default Interest. For purposes hereof, the “Prepayment Factor” equals one hundred thirty-five percent (135%), provided that such Prepayment Factor shall equal one hundred twenty-five percent (125%) if the Optional Prepayment Date occurs on or before July 10, 2017.
The Notes contain certain customary negative covenants preventing the Company from undertaking certain actions without the consent of the Investor, including but not limited to, limitations on its ability to incur additional indebtedness (subject to certain exceptions) and issuance shares of unregistered securities as well as certain events of default, including, but not limited to, the Company’s failure to pay principal and interest, material defaults under the other transaction documents, material defaults in other payment obligations, failure of the Company to comply with its reporting requirements with the SEC, the placing of a “chill” on the Company’s common stock by the Depositary Trust Company, failure of the Company to meet the current public information requirements under Rule 144 promulgated under the Securities Act (as defined below), the Company’s failure to deliver certificates representing the shares of Common Stock after a Conversion Date and a change of control transaction (as defined in the Notes). The full principal amount of the Notes is due upon a default under the terms of the Notes. The Notes are unsecured and subordinated in right of payment to the Company’s existing and future senior indebtedness. During the existence and continuance of an event of default under the Notes, the outstanding principal amount of the Notes shall incur interest at a rate of 18% per annum. At any time after the Holder becoming aware of an Event of Default (as defined in the Notes), the Investor may require the Company to redeem all or any portion of the Notes.
License and Commercialization of Ceplene in Latin America
On April 20, 2017, the Company announced that it has entered into a letter of intent with Pint Pharma GmnH, a pharmaceutical company focused on Latin America and other markets (“Pint”), which binds the parties to seek agreement regarding an exclusive license by Pint of the rights to commercialize Ceplene throughout Latin America, including Argentina, Brazil, Chile, Colombia and Mexico. Pursuant to the anticipated final agreement, currently anticipated by the end to the second quarter of 2017, Pint will be responsible for the registration of Ceplene in Latin American countries based on the existing European marketing authorization and will carry out the full commercialization of the licensed product in the territory, including Ceplene registration, pricing and reimbursement, and sales and marketing activities. In conjunction with the anticipated final agreement, Pint will make an investment of  $4 million into Cytovia.
Private Placement Offering
On May 4, 2017, the Company announced that it had entered into definitive agreements with several institutional investors for a private placement of up to $3.4 million of convertible debentures. The debentures are convertible at any time into up to 1,245,675 shares of the Company’s common stock at a conversion price of  $2.89 per share, subject to adjustment. In addition, the investors will receive up to 680,000 shares of the Company’s common stock. The sale of the debentures will be implemented in multiple closings. The Company sold $1.5 million of convertible debentures to the investors at the initial closing of the transaction on May 9, 2017. The Company will sell the remaining $1.9 million to the investors in subsequent closings linked to the achievement of certain milestones. Maxim Group LLC is acting as the sole placement agent for the offering.

Immune Pharmaceuticals Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
($ in thousands, except share and per share amounts)
	June 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Current assets
Cash	$22	$271
Restricted cash	—	59
Other current assets	231	314
Total current assets	253	644
Property and equipment, net of accumulated depreciation of $184 and $165	58	316
In-process research and development acquired	15,000	15,000
Intangible assets, net	6,963	2,806
Other assets	122	339
Total assets	$22,396	$19,105
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$4,507	$3,522
Accrued expenses	2,294	2,620
Advances from related parties	236	236
Notes and loans payable, current portion, net of debt discount	7,381	2,739
Obligations under capital lease, current portion	—	48
Total current liabilities	14,418	9,165
Notes and loans payable, net of current portion, net of debt discount	2,176	1,442
Deferred tax liability	5,933	5,933
Obligations under capital lease, net of current portion	—	52
Total liabilities	22,527	16,592
Commitments and contingencies
Stockholders’ Equity (Deficit)
Common stock, $0.0001 par value; authorized 225,000,000 shares; 9,964,301 and 8,123,766 shares issued and outstanding at June 30, 2017 and December 31, 2016, respectively	1	1
Additional paid-in capital	104,204	98,159
Accumulated deficit	(104,336)	(95,647)
Total stockholders’ equity (deficit)	(131)	2,513
Total liabilities and stockholders’ equity	$22,396	$19,105

The accompanying notes are an integral part of these condensed consolidated financial statements.

Immune Pharmaceuticals Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
($ in thousands, except share and per share amounts)
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenue	$—	$—	—	—
Costs and expenses:
Research and development	1,417	1,945	2,445	3,956
General and administrative	1,367	923	3,034	3,336
Total costs and expenses	2,784	2,868	5,479	7,292
Loss from operations	(2,784)	(2,868)	(5,479)	(7,292)
Non-operating expense:
Interest expense	(2,142)	(334)	(3,197)	(711)
Change in fair value of derivative instrument	—	(374)	—	(692)
Other expense, net	(10)	1	(13)	(12)
Total non-operating expense	(2,152)	(707)	(3,210)	(1,415)
Net loss before income taxes	(4,936)	(3,575)	(8,689)	(8,707)
Income tax expense	—	81	—	81
Net loss	$(4,936)	$(3,656)	(8,689)	(8,788)
Deemed dividend	—	(2,028)	—	(2,914)
Net loss attributable to common stockholders	$(4,936)	$(5,684)	(8,689)	(11,702)
Basic and diluted net loss per common share	$(0.50)	$(2.66)	(0.93)	(6.06)
Weighted average common shares outstanding – basic and diluted:	9,881,782	2,137,897	9,343,421	1,932,101
The accompanying notes are an integral part of these condensed consolidated financial statements.

Immune Pharmaceuticals Inc. and Subsidiaries
Condensed Consolidated Statement of Changes in Stockholders’ Equity
($ in thousands, except share and per share amounts)
(Unaudited)
	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount
Balance at December 31, 2016	8,123,766	$1	$98,159	(95,647)	$2,513
Common stock issued in connection with November 2016 Equity Line	1,100,000	—	4,014	—	4,014
Common stock issued in connection with March 2017 Equity Line	496,895	—	1,600	—	1,600
Financing fees related to November 2016 and March 2017 Equity Lines	—	—	(118)	—	(118)
Commitment fees and adjustment to shares issued related to March 2017 Equity Line	(184,211)	—	(902)	—	(902)
Common stock issued to settle liabilities	3,825	—	14	—	14
Share Purchase agreements and amendments to Share Purchase agreements	(8,024)	—	238	—	238
Shares issued in conjunction with May 2017 Convertible Notes	421,455	—	574	574
Rounding shares issued in connection with Reverse Split	10,595	—	—	—	—
April 2017 Convertible Notes warrant fair value and accretion of conversion premium				460	460
Share-based compensation	—	—	165	—	165
Net loss	—	—	—	(8,689)	(8,689)
Balance at June 30, 2017	9,964,301	$1	$104,204	(104,336)	$(131)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Immune Pharmaceuticals Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
($ in thousands)
(Unaudited)
	Six Months Ended June 30,
	2017	2016
Cash flows from operating activities:
Net loss	$(8,689)	$(8,788)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	171	197
Amortization of debt discount	977	321
Accretion of the April 2017 convertible note conversion premium	280	—
Liquidated damages	998	—
Share-based compensation	165	1,273
Change in fair value of derivative instrument	—	692
Disposal of equipment	267	—
Accretion of redemption premium on November 2016 convertible note	300	—
Changes in operating assets and liabilities:
Increase in other assets	301	6
Increase in accounts payable	908	1,064
Decrease in accrued expenses	(131)	(680)
Net cash used in operating activities	(4,453)	(5,915)
Cash flows from investing activities:
Change in restricted cash	59	(12)
Purchase of property and equipment	(22)	(52)
Net cash provided by (used) in investing activities	37	(64)
Cash flows from financing activities:
Proceeds received from exercise of stock options	—	8
Proceeds received from November 2016 and March 2017 Equity Line financings	5,383	—
Financing fees paid on November 2016 and March 2017 Equity Line financing	(118)	—
Payment of commitment fees related to March 2017 Equity Line financing	(1,010)	—
Proceeds from amending certain securities purchase agreements	238	—
Repayment of capital lease	(24)	—
Repayment of November 2016 Convertible Notes	(1,350)	—
Proceeds received from sale of common stock	—	1,923
Proceeds from April 2017 Convertible Notes	440	—
Repayment of April 2017 Convertible Notes	(97)	—
Proceeds from May 2017 Convertible Notes	1,579
Proceeds from advances from related parties	—	356
Payments of transaction costs related to sale of common stock	—	(47)
Repayment of senior secured term loan payable	(874)	(398)
Net cash provided by financing activities	4,167	1,842
Decrease in cash	(249)	(4,137)
Cash at beginning of period	271	4,543
Cash at end of period	$22	$406
Supplemental disclosure of cash flow information:
Cash paid for interest	$160	$225
Cash paid for income taxes	$—	$11
Supplemental disclosure of non-cash financing activities:
Common stock issued to settle liabilities	14	60
Conversion of Series D Preferred Stock to common stock and accretion of deemed dividend	—	3,009
Reclassification of Hercules warrants derivative liability to APIC	—	46
Acquisition of Ceplene Rights	4,218	—
Conversion of April 2017 Convertible Notes prepayment into May 2017 Convertible Notes	154	—
The accompanying notes are an integral part of these condensed consolidated financial statements.

Immune Pharmaceuticals Inc. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
NOTE 1.   DESCRIPTION OF BUSINESS
Organization and Description of Business
Immune Pharmaceuticals Inc., together with its subsidiaries (collectively, “Immune” or the “Company”), is a clinical stage biopharmaceutical company specializing in the development of novel targeted therapeutic agents in the fields of immuno-inflammation, dermatology and immuno-oncology. The Company’s leading product candidate is bertilimumab, a clinical-stage, first-in-class, fully human antibody, which targets eotaxin-1, a key regulator of immuno-inflammation. The Company’s asset portfolio includes NanoCyclo, a topical nanocapsule formulation of cyclosporine-A, for the treatment of atopic dermatitis and psoriasis, AmiKet™, a prescription topical analgesic cream that has completed Phase II clinical trials, and LidoPain®. The Company’s immuno-oncology pipeline includes Ceplene®, which is effective for the maintenance of remission in patients with Acute Myeloid Leukemia (“AML”) in combination with interleukin-2 (IL-2) and Azixa and crolibulin, two clinical-stage, vascular disrupting agents (“VDA”), which have demonstrated encouraging preliminary proof of concept study results. In addition, the Company has two immuno- oncology platform assets, consisting of a bispecific antibody platform and a nanotechnology combination platform, which it refers to as “NanomAbs”.
The Company’s common stock trades on the Nasdaq Capital Market (“NASDAQ”) under the symbol IMNP. On April 12, 2017, the Company announced a reverse stock split of its shares of common stock at a ratio of 1-for-20. On April 13, 2017, the Company’s common stock began trading on NASDAQ on a post-split basis. All share and per share amounts in this Form 10-Q have been reflected on a post-split basis (see Note 9 for a more complete description of the reverse stock split and NASDAQ listing compliance matters).
In April 2017, the Company announced a corporate restructuring with the objective of prioritizing and segregating its research and development efforts on a focused set of products in inflammatory disease and dermatology and strengthening its financial position. Under this strategy, the Company intends to focus its business on immuno-inflammation in general, and immuno-dermatology in particular, by developing its core asset, bertilimumab, and by developing topical nano-cyclosporine for the treatment of atopic dermatitis and moderate psoriasis. The Company will continue to consider the optimal path forward for its pain programs, AmiKet and LidoPain.
On June 15, 2017, the Company entered into an Asset Purchase Agreement with Meda Pharma SARL, a Mylan N.V. company to repurchase assets relating to Ceplene (histamine dihydrochloride), including the right to commercialize Ceplene in Europe and to register and commercialize Ceplene in certain other countries. See Note 13 for a more complete description of the Asset Purchase Agreement and related financial matters.
On July 10, 2017, Cytovia, Inc., a wholly-owned subsidiary of the Company (“Cytovia”), entered into an exclusive licensing agreement (the “Licensing Agreement”) with Pint Pharma International S.A. (“Pint”), a specialty pharmaceutical company focused on Latin America and other markets, for the marketing, commercialization and distribution of Ceplene throughout Latin America through Pint and one or more of its affiliates. See Note 14 for a more complete description of the Licensing Agreement and related financial matters.
Ceplene®, crolibulin™, Azixa®, AmiKet™ and LidoPain® are trademarks that we own. Each trademark, trade name or service mark of any other company appearing in this quarterly report on Form 10-Q belongs to its respective holder.
NOTE 2.   GOING CONCERN
These condensed consolidated financial statements are presented on the basis that the Company will continue as a going concern. The going concern concept contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company does not have sufficient cash to fund its anticipated level of operations for at least the next 12 months. The Company’s ability to continue as a “going concern” in spite of insufficient cash available as of the date of this filing to fund the anticipated level of operations for at least the next 12 months is dependent on the Company’s ability to raise capital and monetize assets through sale or licensing of drug candidates under development. If the Company fails to raise additional capital or obtain substantial cash inflows from potential partners within the next few months, it may be forced to curtail or cease operations. The Company cannot provide any assurance that financing will be available in a timely manner, on favorable terms or at all. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern.
The Company has limited capital resources and its operations since inception have been funded by the proceeds of equity and debt offerings and license fee arrangements. The Company has devoted substantially all of its cash resources to research and development (“R&D”) programs and has incurred significant general and administrative expenses to enable it to finance and grow its business and operations. To date, the Company has not generated any revenue and it may not generate any revenue for the indefinite future, if at all. If the Company is unable to raise additional funds in the future on acceptable terms, or at all, it will be forced to curtail its development activities or cease operations.
The Company has generated losses from operations since inception and it anticipates that it will continue to generate significant losses from operations for the foreseeable future. As of June 30, 2017, the Company had negative working capital of approximately $14.2 million and its accumulated deficit was $104.3 million. The Company’s net loss was $4.9 million and $3.7 million for the three months ended June 30, 2017 and 2016, respectively. The Company’s net loss was $8.7 million and $8.8 million for the six months ended June 30, 2017 and 2016, respectively. The Company’s cash used in operations was $4.5 million and $5.9 million for the six months ended June 30, 2017 and 2016, respectively. As of June 30, 2017, the Company had approximately $22,000 in cash.
The Company will require additional financing during the remainder of fiscal 2017 to continue at its expected level of operations. If the Company fails to obtain the needed capital, it will be forced to delay, scale back, sell or out-license or eliminate some or all of its R&D programs. There is no assurance that the Company will be successful in any capital-raising efforts that it may undertake to fund operations for the remaining months of 2017. The Company anticipates that it will continue to issue equity and/or debt securities as a source of liquidity, until such time as it generates positive cash flow to support operations. In addition, the Company will seek to divest non-core assets and enter into collaborative agreements to generate cash to support operations. Any future sales of securities to finance operations will dilute existing stockholders’ ownership. The Company cannot guarantee when or if it will generate positive cash flow.
NOTE 3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation
The accompanying condensed consolidated financial statements include the accounts of Immune and its subsidiaries: Immune Pharmaceuticals Ltd. (“Immune Ltd.”), Immune Pharmaceuticals USA Corp., Maxim Pharmaceuticals, Inc., Cytovia, Inc. and Immune Oncology Pharmaceuticals Inc. All material inter-company transactions and balances have been eliminated in consolidation.
The accompanying unaudited condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and instructions to Form 10-Q and do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with U.S. GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2016 filed on May 17, 2017. The results of operations for the three and six months ended June 30, 2017 and 2016 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period. In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements contain all material adjustments consisting of normal and recurring accruals necessary to present fairly the Company’s consolidated financial position as of June 30, 2017, and the results of operations and cash flows for the three and six months ended June 30, 2017 and 2016.

Use of Estimates
In preparing the condensed consolidated financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reported periods. Significant estimates include impairment of long lived assets (including intangible assets and In-Process R&D (“IPR&D”)), amortization of intangible assets, fair value of stock based compensation, fair value of warrants and valuation of uncertain tax position. Actual results could differ from those estimates.
Recently Issued Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its condensed consolidated financial position or results of operations upon adoption.
In July 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features, II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception (“ASU 2017-11”). ASU 2017-11 revises the guidance for instruments with down round features in Subtopic 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, which is considered in determining whether an equity-linked financial instrument qualifies for a scope exception from derivative accounting. An entity still is required to determine whether instruments would be classified in equity under the guidance in Subtopic 815-40 in determining whether they qualify for that scope exception. If they do qualify, freestanding instruments with down round features are no longer classified as liabilities. ASU 2017-11 is effective for annual and interim periods beginning after December 15, 2018, and early adoption is permitted, including adoption in an interim period. During the three months ended June 30, 2017, the Company early adopted ASU 2017-11. The impact of this adoption is that the down-round provisions within our warrants issued with the April 2017 Convertible Notes qualify for a scope exception from derivative accounting and were recorded in equity. ASU 2017-11 provides that upon adoption, an entity may apply this standard retrospectively to outstanding financial instruments with a down round feature by means of a cumulative-effect adjustment to the opening balance of retained earnings in the fiscal year and interim period of adoption. The Company did not have any other outstanding instruments with down round provisions and therefore no cumulative-effect adjustment was made to retained earnings.
In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The new guidance dictates that, when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, it should be treated as an acquisition or disposal of an asset. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). During the three months ended June 30, 2017, the Company early adopted ASU 2017-01. A SU 2017-01 introduces a “screen” to assist entities in determining when a set should not be considered a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business. The ASU includes practical guidance on what to include in gross assets and what constitutes a single identifiable asset or a group of similar identifiable assets in the context of applying the screen. In accounting for the acquisition of the Ceplene rights, the Company considered the purchase of the Ceplene patents a group of similar identifiable assets which did not meet the definition of a business in accordance with ASU 2017-11 (see Note 13).
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. The amendments of ASU No. 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. The ASU would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. The ASU is effective for annual reporting periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted and the adoption of the ASU should be applied retrospectively. The Company is evaluating the impact of the standard on the Company’s condensed consolidated statement of cash flows.
In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share Based Payment Accounting (“ASU 2016-09”) as part of the FASB simplification initiative. The new standard provides for changes to accounting for stock compensation including 1) excess tax benefits and tax deficiencies related to share based payment awards will be recognized as income tax expense in the reporting period in which they occur; 2) excess tax benefits will be classified as an operating activity in the statement of cash flows; 3) the option to elect to estimate forfeitures or account for them when they occur; and 4) increase tax withholding requirements threshold to qualify for equity classification. The ASU is effective for public companies for annual periods, and interim periods within those annual periods, beginning after December 15, 2016, and early adoption is permitted. The Company adopted the new standard in 2017 and the impact from adoption did not have a material effect on its condensed consolidated financial statements.
In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases. The new standard establishes a right-of-use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the impact of the standard on its condensed consolidated financial statements.
NOTE 4.   FAIR VALUE MEASUREMENTS
Financial Instruments and Fair Value
The Company accounts for financial instruments in accordance with ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 — Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The financial instruments recorded in the Company’s condensed consolidated balance sheets consist primarily of cash, restricted cash, debt and accounts payable. The carrying amounts of the Company’s cash, restricted cash, current portion of debt and accounts payable approximate fair value due to their short-term nature. The fair value of the Company’s long-term debt approximates its gross carrying value of approximately $2,176,000 (which has been presented net of issuance costs), of which $1,626,000 was recorded at its present value and $550,000 is due to its remaining maturity of less than two years. The Company had no other financial liabilities or assets that were measured at fair value as of June 30, 2017.

NOTE 5.   INTANGIBLE ASSETS
The Company’s intangible assets consist of licenses and patents relating to the Company’s bertilimumab, NanomAbs and AMB8LK technologies and were determined by management to have useful lives ranging between seven and fifteen years. The Company is amortizing these intangible assets on a straight-line basis.
On June 15, 2017, Immune entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Meda Pharma SARL, a Mylan N.V. company (“Meda”) to repurchase assets relating to Ceplene (histamine dihydrochloride) including the right to commercialize Ceplene in Europe and to register and commercialize Ceplene in certain other countries, for a fixed consideration of  $5.0 million payable in installments over a three-year period. The acquisition is being treated as an asset acquisition in accordance with ASC 805 Business Combinations.
The Company recorded the purchase price for the underlying patents as intangible assets and recorded the present value of the future payments due under the Asset Purchase Agreement of  $4.2 million as a corresponding liability. The present value of future payments due under the Asset Purchase Agreement is determined by using the Company’s current borrowing rate of 15% as the relevant discount rate for present value calculations. As of June 30, 2017, the amount due to Meda on a present value basis, classified as current and long-term debt, is $2.6 million and $1.6 million, respectively. Attorney’s fees of  $0.1 million were capitalized and recorded as intangible assets. Accordingly, the Company recorded $4.3 million in intangible assets related to the Ceplene patents (see Note 13). The estimated useful life of these intangible assets is seven years.
The value of the Company’s amortizable intangible assets as of June 30, 2017 is summarized below ($ in thousands):
	Bertilimumab iCo	NanomAbs Yissum	Human Antibodies Kadouche	Anti-ferritin Antibody MabLife	Ceplene Acquisition Intangibles	Total
Balance as of December 31, 2016	$1,586	$429	$428	$363	$—	$2,806
Addition	—	—	—	—	4,310	4,310
Amortization	(84)	(24)	(23)	(22)	—	(153)
Balance, June 30, 2017	$1,502	$405	$405	$341	$4,310	$6,963
Gross asset value	$2,509	$694	$700	$547	$4,310	$8,760
Accumulated Amortization	(1,007)	(289)	(295)	(206)	—	(1,797)
Balance, June 30, 2017	$1,502	$405	$405	$341	$4,310	$6,963

Amortization expense amounted to $0.1 million and $0.2 million for the three and six months ended June 30, 2017, respectively. Amortization expense amounted to $0.1 million and $0.2 million for the six months ended June 30, 2016, respectively.
Estimated amortization expense for each of the five succeeding years, based upon intangible assets at June 30, 2017 is as follows ($ in thousands):
Period Ending December 31,	Amount
2017 (6 months)	$460
2018	921
2019	921
2020	921
2021	907
Thereafter	2,833
Total	$6,963

NOTE 6.   ACCRUED EXPENSES
Accrued expenses consist of the following ($ in thousands):
	June 30, 2017	December 31, 2016
Salaries and employee benefits	$334	$900
Rent	—	68
Advances and Fees	—	340
Financing costs	771	616
Professional fees	699	414
License Fees	234	—
Severance	15	30
Other	241	252
Total	$2,294	$2,620

NOTE 7.   NOTES AND LOANS PAYABLE
The Company is party to loan agreements as follows ($ in thousands):
	June 30, 2017	December 31, 2016
Loan Agreement, net of original issue discount of $0.2 million and $0.4 million, respectively(1)	$2,185	$2,857
Convertible Notes, net of original issue discount, debt issuance cost and debt discount of $0 and $0.1 million(2)	—	937
April 2017 Convertible Notes(3)	311	—
May 2017 Convertible Notes, net of original issue discount, debt issuance cost and debt discount of $0.8 million(4)	2,456	—
Mablife Notes Payable(5)	387	387
Asset Acquisition Payable(6)	4,218	—
Total notes and loans payable	$9,557	$4,181
Notes and loans payable, net of debt discount, current portion	$7,381	$2,739
Notes and loans payable, noncurrent portion	2,176	1,442
Total notes and loans payable, net of original issue discount, debt issuance cost and debt discount of $1.0 million and $0.5 million	$9,557	$4,181

Repayments under the Company’s existing debt agreements consist of the following ($ in thousands):
Period Ending June 30,	Amount
2017	$7,454
2018	1,495
2019	1,646
Total	$10,595

Loan Agreement (1)
On July 29, 2015, the Company and Immune Pharmaceuticals USA Corp., a wholly-owned subsidiary of the Company, entered into a Loan and Security Agreement (“Loan Agreement”) pursuant to which Hercules Capital Inc. (“Hercules”) agreed to lend $4.5 million to the Company. The Loan Agreement is senior in priority to all other Company indebtedness. The interest rate on the Hercules Loan is calculated at the greater of 10% or the prime rate plus 5.25%. The Company may prepay the Hercules Loan at any time, subject to certain prepayment penalties. The Hercules Loan matures on September 1, 2018. Interest expense for the three and six months ended June 30, 2017 was $64,000 and $139,000, respectively. Interest expense for the three and six months ended June 30, 2016 was $107,000 and $221,000, respectively. For the six months ended June 30, 2017 and 2016, respectively, the Company made $0.9 million and $0.4 million in principal repayments.
The Loan Agreement includes an end of term charge of  $0.5 million payable on the earliest to occur of (i) the Term Loan Maturity Date, (ii) the date that Borrower prepays the outstanding secured obligations under the Loan Agreement in full, or (iii) the date that the secured obligations under the Loan Agreement become due and payable in full (as described in the Loan Agreement). The Company accrues a portion of the end of term charge for each reporting period and will accrue up to the full $0.5 million charge over the 37-month term of the Hercules Loan. For the three and six months ended June 30, 2017, the Company had recorded a charge of approximately $36,000 and $78,000, respectively, in interest expense in its condensed consolidated statements of operations related to the Loan Agreement. For the three and six months ended June 30, 2016, the Company recorded a charge of approximately $60,000 and $124,000 in its condensed consolidated statements of operations related to the Loan Agreement.
The Company recorded $1.3 million in debt issuance costs relating to placement agent fees, legal fees, closing costs and the fair value of the placement agent warrants in its condensed consolidated balance sheets upon execution of the Loan Agreement. The Company amortizes the debt issuance costs over the term of the Loan Agreement. For the three and six months ended June 30, 2017, the Company recorded $0.1 million and $0.2 million, respectively, in interest expense related to the amortization of the debt issuance costs. For the three and six months ended June 30, 2016, the Company recorded $0.2 million and $0.3 million, respectively in interest expense related to the amortization of the debt issuance costs. As of June 30, 2017, and December 31, 2016, the Company had approximately $0.2 million and $0.4 million, respectively, in debt issuance costs remaining to be amortized, which is presented net of the debt balance in the Company’s condensed consolidated balance sheets.
On July 7, 2017, Immune, Hercules and an investor (the “Investor”) entered into an Assignment Agreement (the “Assignment Agreement”) whereby Hercules assigned to the Investor the existing amount outstanding under the Loan Agreement (see Note 14).
Convertible Notes (2)
On November 17, 2016, the Company entered into a securities purchase agreement with HLHW IV, LLC (“Buyer”), pursuant to which Buyer purchased an aggregate principal amount of  $1,050,000 of subordinated convertible notes for an aggregate purchase price of  $1,000,000 (“Convertible Notes”), representing a principal amount of the Convertible Notes of  $1,000,000 plus an original issue discount of 5%, which is $50,000.
The Convertible Notes bear interest at a rate of 7.0% per annum, payable in arrears on the maturity date of November 17, 2017. The Convertible Notes are convertible into shares of the Company’s common stock at any time from the date of issuance of the Convertible Notes, at a conversion price equal to eighty percent (80%) of the lowest intraday bid price on the date of conversion (“conversion date”); provided the lowest intraday bid price on such conversion date is above the lowest closing bid price on the closing date (“Market Price”). In the event that on the conversion date, the lowest intraday bid price is less than the Market Price, then in that instance, the conversion price on that conversion date will be equal to the lowest intraday bid price.
On the maturity date, the Company has the option to pay the amount being redeemed, including accrued but unpaid interest, in cash, shares of the Company’s common stock or any combination of cash and shares. In addition, if at any time the lowest intraday bid price falls below $5.00 per share, the holder may elect to redeem up to $350,000 of the outstanding principal, interest and any amounts due under the Convertible Notes; provided, however, the Company may only use the proceeds from the sale of common stock pursuant to the terms of the Common Stock Purchase Agreement, dated November 17, 2016 (“CS Purchase Agreement”) entered into with Buyer to redeem the Convertible Notes. This redemption process may be repeated once every five business days, at the election of Holder, until the Convertible Notes are fully satisfied. The foregoing notwithstanding, Buyer may convert any or all of these Convertible Notes into shares of the Company’s common stock at any time. The Convertible Notes are subordinated to the Loan Agreement with Hercules Capital.
The Convertible Note Agreement also includes certain of events of default, which at any time after Buyer becomes aware of, may require the redemption of all or any portion of the Convertible Notes by delivery of a written notice to the Company. Each portion of the Convertible Notes subject to redemption shall be redeemed at a price equal to the greater of 18% per annum or the maximum rate permitted under applicable law of the conversion amount being redeemed, together with liquidated damages of  $250,000. The Company paid approximately $0.1 million in debt issuance costs and discount in connection with the Convertible Note Agreement.
On December 16, 2016, the Company entered into Amendment No. 1 with Buyer, effective as of December 5, 2016, which amended the Convertible Note Agreement to provide that in no circumstance shall the conversion price be lower than $2.00 per share of the Company’s common stock.
In January 2017, the Company paid Buyer $0.3 million in liquidated damages, which was accrued during the fourth quarter of 2016, for failing to file a Registration Statement within the prescribed time period per the Convertible Note Agreement. On February 3, 2017, the Company and Buyer entered into Amendment No. 2 to the Convertible Note Agreement whereby the Company agreed to the redeem the Convertible Note for $1.35 million by March 1, 2017 in full satisfaction of the Convertible Note, which included redemption of the principal balance at 120% of the face amount of the Convertible Note plus accrued interest. The Company recorded $0.3 million in interest expense as the redemption premium during the first quarter of 2017 related to Amendment No. 2 to the Convertible Note.
The Company has repaid the outstanding balance of the Convertible Notes as of June 30, 2017. Interest expense for the six months ended June 30, 2017 was $6,000. In addition, during the six months ended June 30, 2017, the Company recorded to interest expense the remaining $0.1 million in the aggregate of outstanding debt discount, debt issuance costs and original issue discount.
On May 30, 2017, the Company agreed to pay a total of  $0.4 million of liquidated damages to Buyer no later than June 30, 2017 to settle certain claims of Buyer with respect to the Convertible Notes. The Company has paid $25,000 towards these liquidated damages amount and is in negotiations with Buyer regarding the payment of the balance. The Company accrued this amount to interest expense during the three months ended March 31, 2017 and remains outstanding as of June 30, 2017.
April 2017 Convertible Notes (3)
On April 10, 2017, the Company entered into a securities purchase agreement (the “April 2017 Purchase Agreement”), with EMA Financial, LLC (“EMA”) pursuant to which the EMA purchased an aggregate principal amount of  $525,000 of Convertible Notes for an aggregate purchase price of  $450,000 (the “April 2017 Convertible Notes”). The April Convertible 2017 Convertible Notes included a 5% origination fee of  $25,000 and a 10% original issue discount of  $50,000 that was added to the face amount of the April 2017 Convertible Notes. Net proceeds from the offering were $440,000 after the payment of $10,000 of attorney fees, which have been used for general corporate purposes.
The April 2017 Convertible Notes bear interest at a rate of 6.0% per annum, payable in arrears on the maturity date of April 10, 2018 (the “Maturity Date”). The April 2017 Convertible Notes are convertible into shares of the Company’s common stock, after the effectiveness of the Registration Statement, at a conversion price equal to the lower of  $2.80 or seventy-five percent (75%) of the lowest trading price of the Company’s common stock during 15 trading days immediately preceding conversion (“Conversion Date”). The Company has calculated a fair value of  $175,000 for this conversion feature on the April 2017 Convertible Notes and has recorded a conversion premium of  $175,000 as interest expense with an offset to additional paid-in capital.
In addition, the Company issued 83,333 warrants at an exercise price of  $4.00 per share (subject to adjustment) which may be exercisable on a cashless basis in accordance with the terms of the common stock purchase warrant. The warrants contain a provision, whereby if the Company completes a transaction with an effective price per share lower than the exercise price of the warrants, then the exercise price shall be reduced and the number of warrant shares issuable hereunder shall be increased such that the aggregate exercise price payable after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price prior to such adjustment. The fair value of these warrants was calculated using the Monte Carlo model. The proceeds from the issuance of the notes were allocated between the debt and the warrants using the allocated fair value method and the value assigned to the warrants of  $180,000 was recorded as debt discount with an offset to additional paid-in capital (see Note 9).
Until October 10, 2017 (“Prepayment Termination Date”), the Company has the right, exercisable on not less than five (5) Trading Days’ prior written notice to the holder of the April 2017 Convertible Notes, to prepay the outstanding balance on the April 2017 Convertible Notes (principal and accrued interest), in full. On the date fixed for prepayment (the “Optional Prepayment Date”), the Company must make payment of the Optional Prepayment Amount or upon the order of the Holder as specified by the Holder in writing to the Borrower at least one (1) business day prior to the Optional Prepayment Date. If the Company exercises its right to prepay the April 2017 Convertible Notes, the Company must pay Holder an amount in cash (the “Optional Prepayment Amount”) equal to the Prepayment Factor (as defined below), multiplied by the sum of: (w) the then-outstanding principal amount of the April 2017 Note plus (x) accrued and unpaid interest on the unpaid principal amount of the April 2017 Note to the Optional Prepayment Date plus (y) Default Interest. For purposes hereof, the “Prepayment Factor” equals one hundred thirty-five percent (135%), provided that such Prepayment Factor shall equal one hundred twenty-five percent (125%) if the Optional Prepayment Date occurs on or before July 10, 2017.
The April 2017 Convertible Notes contain certain customary negative covenants preventing the Company from undertaking certain actions without the consent of EMA, including but not limited to, limitations on its ability to incur additional indebtedness (subject to certain exceptions) and issuance shares of unregistered securities as well as certain events of default, including, but not limited to, the Company’s failure to pay principal and interest, material defaults under the other transaction documents, material defaults in other payment obligations, failure of the Company to comply with its reporting requirements with the SEC, the placing of a “chill” on the Company’s common stock by the Depositary Trust Company, failure of the Company to meet the current public information requirements under Rule 144 promulgated under the Securities Act, the Company’s failure to deliver certificates representing the shares of common stock after a Conversion Date and a change of control transaction (as defined in the April 2017 Convertible Notes). The full principal amount of the April 2017 Convertible Notes is due upon a default under the terms of the April 2017 Convertible Notes. The April 2017 Convertible Notes are unsecured and subordinated in right of payment to the Company’s existing and future senior indebtedness. During the existence and continuance of an event of default under the April 2017 Convertible Notes, the outstanding principal amount of the April 2017 Convertible Notes shall incur interest at a rate of 18% per annum. At any time after the Holder becoming aware of an Event of Default (as defined in the April 2017 Convertible Notes), the Holder may require the Company to redeem all or any portion of the April 2017 Convertible Notes.
On May 3, 2017, the Company and EMA signed a Waiver Letter in which the Company agreed to prepay a portion of the April 2017 Convertible Notes and EMA agreed to participate in the May 2017 Convertible Notes (See Note 7, “May 2017 Convertible Notes (4)”). Additionally, the April 2017 Convertible Notes were amended and are convertible into shares of the Company’s common stock, after the effectiveness of the Registration Statement, at a conversion price equal to the lower of  $2.80 or sixty-five percent (65%) of the lowest trading price of the Company’s common stock during 15 trading days immediately preceding conversion (“Conversion Date”). In connection with the May 2017 Convertible Notes discussed below, EMA converted $123,000 of their outstanding notes with a prepayment premium of 25% or $31,000 for a total of  $154,000 and became one of several institutional investors in the May 2017 Convertible Notes (see below). Based on this Waiver Letter, the Company determined that the amended terms constituted an extinguishment and as a result the Company has calculated a fair value of  $105,000 for this conversion feature on the April 2017 Convertible Notes and has recorded an additional conversion premium of  $105,000 as interest expense with an offset to additional paid-in capital. Additionally, the unamortized debt discount was written off and charged to interest expense.

On May 30, 2017, the Company and EMA amended the Registration Rights Agreement dated as of April 10, 2017 to change the filing date of the registration statement to June 30, 2017 and the Company agreed to prepay $97,000 towards the principal amount outstanding on the April 2017 Convertible Notes at a prepayment price of  $121,000, which include a prepayment premium of 25% or $24,000 which was recorded in interest expense. The Company filed the S-1 registration statement on June 30, 2017.
For the three months ended June 30, 2017, the Company recorded interest expense of  $607,000 related to the April 2017 Convertible Notes, of which $280,000 was for the conversion premium, $180,000 for the fair value of the warrants, $85,000 for the original issue discount, origination fees and attorney’s fees, $55,000 for the prepayment premium of 25% and interest expense of approximately $7,000 based on the 6% per annum interest rate.
In July 2017, EMA assigned the April 2017 Convertible Notes to MEF I, LP (see Note 14).
May 2017 Convertible Notes (4)
On May 4, 2017, the Company entered into a securities purchase agreement (the “May 2017 Purchase Agreement”), with several institutional investors (the “Investors”) in a multi-tranche private placement of up to $3.4 million of convertible notes (the “May 2017 Convertible Notes”). The initial sale of the notes in the May 2017 Convertible Notes closed on May 9, 2017, resulting in the issuance of convertible notes with a principal balance of  $2.0 million and gross proceeds to the Company of  $1.6 million. In connection with this initial closing, the Investors received an additional aggregate of 361,455 shares of the Company’s common stock. On May 22, 2017, a subsequent closing occurred upon reaching the milestone of filing the 2016 Form 10-K resulting in the issuance of convertible notes with a principal balance of  $360,000 and gross proceeds to the Company of  $300,000. In connection with this subsequent closing, the Investors received an additional 60,000 shares of the Company’s common stock valued. In total, the Company issued notes with a principal balance of  $2.3 million and original issue discount of  $0.4 million. The gross proceeds from the May 2017 Convertible Notes were $1.8 million and after the payment of placement agent fees, attorneys and other expenses of  $0.2 million, the Company received net proceeds of  $1.6 million. The Company issued a total of 421,555 shares which were recorded using the allocated fair value method and the Company recorded the fair value of  $0.6 million for the issuance of the shares to Original Issue Discount.
The May 2017 Convertible Notes are due and payable upon the earlier of  (a) November 9, 2017 and (b) the closing by the Company of one or more subsequent financings with gross proceeds to the Company equal to at least $5,000,000 in the aggregate. The holder of the note has the option to extend the maturity date of the note through February 7, 2018. The May 2017 Convertible Notes are subordinated to the indebtedness of Hercules Capital, Inc. (“Hercules”), pursuant to the Loan and Security Agreement entered into on July 29, 2015 by and between the Company and Hercules.
The principal amount available of  $1.6 million of May 2017 Convertible Notes were initially issuable to the Investors in subsequent closings linked to the achievement of certain milestones. On June 29, 2017, the Company entered into a letter agreement with the Investors and waived the right to issue the May 2017 Convertible Notes issuable in the subsequent closings and agreed to return to the Investors the remaining subscription amounts held in escrow on a pro rata basis relative to each Purchasers’ investment. Accordingly, no further shares of common stock will be issued in connection with the May 2017 Convertible Notes. In consideration of the foregoing, the Investors agreed to amend Section 4(e) of the May 2017 Convertible Notes to provide that the Issuable Maximum (as defined in the May 2017 Convertible Notes) shall not exceed 9.99% (rather than 19.99%) of the number of shares of common stock outstanding on the trading day immediately preceding the date of the May 2017 Purchase Agreement. Maxim Group LLC acted as the sole placement agent for the offering.
Pursuant to the May 2017 Convertible Notes agreements, if the Company has not filed a S-1 registration statement for a follow-on offering within 25 days of May 9, 2017 or by June 3, 2017, the May 2017 Convertible Notes would be immediately due at the Mandatory Default Amount, which is 140% of the outstanding principal amount of the note, plus 100% accrued interest and unpaid interest, and all other amounts, costs, expenses and liquidated damages due. Additionally, interest on the Notes would accrue daily at an interest rate of 2% per month on the then outstanding principal amount. The holder may also to elect to convert all or any portion of the remaining principal amount into shares of common stock at price per share equal to the lowest daily VWAP for the 15 days prior to conversion but in no event, shall the conversion price fall below $1.00. The Company filed the S-1 Registration Statement on June 30, 2017. As of June 30, 2017, the Company accrued the Mandatory Default Amount of  $1.0 million to interest expense of which $0.9 million represents an additional 40% of principal and $60,000 represents interest at a rate of 2% per month on the outstanding principal including the additional 40%.
The Company recorded amortization expense of  $0.4 million related to the amortization of the original issue discount and debt issuance costs. As of June 30, 2017, none of the May 2017 Convertible Notes were converted into shares of the Company’s common stock. Subsequent to June 30, 2017, a portion of the May 2017 Convertible Notes were converted into 117,641 shares of the Company’s common stock representing payment of  $184,000 principal of the May 2017 Convertible Notes.
MabLife Notes Payable (5)
In March 2012, the Company acquired from MabLife SAS (“MabLife”) through an assignment agreement, all rights, titles and interests in and to the patent rights, technology and deliverables related to the anti-Ferritin mAb, AMB8LK, including its nucleotide and protein sequences and its ability to recognize human acid and basic ferritins. The consideration was as follows: (i) $0.6 million payable in six annual installments (one of such installments being an upfront payment made upon execution of the agreement), and (ii) royalties of 0.6% of net sales of any product containing AMB8LK or the manufacture, use, sale, offering or importation of which would infringe on the patent rights with respect to AMB8LK. The Company is required to assign the foregoing rights back to MabLife, if it fails to make any of the required payments, is declared insolvent or bankrupt or terminates the agreement. In February 2014, the parties revised the payment arrangement for the purchase of the original assignment rights. Pursuant to the amendment to the assignment agreement, remaining payments of  $0.1 million per year are due each year in 2016 and 2017.
In February 2014, the Company acquired from MabLife, through an irrevocable, exclusive, assignment of all rights, titles and interests in and to the secondary patent rights related to the use of anti-ferritin monoclonal antibodies in the treatment of some cancers, nucleotide and protein sequences of an antibody directed against an epitope common to human acidic and basic ferritins, monoclonal antibodies or antibody-like molecules comprising these sequences. As full consideration for the secondary patent rights, the Company will pay a total of  $150,000 of which $15,000 and $25,000 was paid in 2014 and 2013, respectively, and $25,000 will be paid on the second through fourth anniversary of the agreement and an additional $35,000 on the fifth anniversary of the agreement.
During the first quarter of 2015, MabLife informed the Company that it had filed for bankruptcy. For the six months ended June 30, 2017 and 2016, the Company recorded $0 and $38,000, respectively, in interest expense. The Company has not paid any amounts to MabLife since the time it received notification of the MabLife bankruptcy. On May 30, 2017, the Company received a summons from the bankruptcy court-liquidator to appear before the commercial court of Evry, France on September 19, 2017 (see Note 11).
Asset Acquisition Payable (6)
In conjunction with the Asset Purchase Agreement described in Note 5, the Company agreed to pay a fixed consideration of  $5.0 million payable in installments over a three-year period as follows: $1.5 million on the earlier of: (1) described in Notes, the successful transfer of all of the marketing authorizations for the product to Immune; or (2) the date which is six months after the Completion Date (as defined in the Agreement); $1.5 million on the first anniversary of the Completion Date (as defined in the Asset Purchase Agreement); $1.0 million on the second anniversary of the Completion Date; and $1.0 million on the third anniversary of the Completion Date. The Company recorded current and long-term debt of  $2.6 million and $1.6 million, respectively, representing the amount due to Meda calculated on a present value basis (see Notes 5 and Note 13).

NOTE 8.   INCOME TAXES
The Company has recognized a deferred tax liability of  $5.9 million as of June 30, 2017 and December 31, 2016 related to the purchase of the AmiKet IPR&D. This deferred tax liability was recorded to account for the book vs. tax basis difference related to the IPR&D intangible asset, which was recorded in connection with the merger with Epicept Ltd. This deferred tax liability was excluded from sources of future taxable income, as the timing of its reversal cannot be predicted due to the indefinite life of this IPR&D. Accordingly, this deferred tax liability cannot be used to offset the valuation allowance.
Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets relate primarily to its net operating loss carryforwards and other balance sheet basis differences. In accordance with ASC 740, “Income Taxes,” the Company recorded a valuation allowance to fully offset the gross deferred tax asset, because it is not more likely than not that the Company will realize future benefits associated with these deferred tax assets at June 30, 2017 and December 31, 2016.
NOTE 9.   STOCKHOLDERS’ EQUITY
(a) Stock options and stock award activity
The following table illustrates the common stock options granted during the six months ended June 30, 2017:
Title	Grant date	No. of options	Weighted average exercise price	Weighted average grant date fair value	Vesting terms	Assumptions used in Black-Scholes option pricing model
Management, Directors and Employees	January – June 2017	161,500	$3.80	$3.40	1 – 3 years	Volatility	109.42 – 114.7%
						Risk free interest rate	2.22% – 2.53%
						Expected term, in years	6 – 10
						Dividend yield	0.00%
The following table illustrates the common stock options granted during the six months ended June 30, 2016:
Title	Grant date	No. of options	Weighted average exercise price	Weighted average grant date fair value	Vesting terms	Assumptions used in Black-Scholes option pricing model
Management, Directors and Employees	January – June 2016	144,500	$11.40	$7.20	Immediately – 3 years	Volatility	91.55% – 92.15%
						Risk free interest rate	1.39% – 2.06%
						Expected term, in years	6 – 10
						Dividend yield	0.00%
Consultants	January – June 2016	16,750	$6.80	$4.80	1 – 3 years	Volatility	91.55% – 92.15%
						Risk free interest rate	1.24% – 1.69%
						Expected term, in years	5
						Dividend yield	0.00%

The following table illustrates the stock awards during the six months ended June 30, 2016:
Title	Grant date	No. of stock awards	Weighted average grant date fair value	Vesting terms
Consultants	January – June 2016	27,500	$10.00	Immediately
The fair value of stock awards was determined using the share price on the date of grant.
The following table summarizes information about stock option activity for the six months ended June 30, 2017:
	Options
	No. of options	Weighted average exercise price	Exercise price range	Weighted average grant date fair value	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2016	370,757	$23.80	$0.80 – $80.00	$27.60	$39
Granted	161,500	$3.80	$2.68 – $4.00	$3.40	$—
Forfeited	(41,716)	$11.20	$0.80 – $25.00	$10.40	—
Outstanding at June 30, 2017	490,541	$19.00	$0.80 – $80.00	$20.40	$30
Exercisable at June 30, 2017	326,659	$28.20	$0.80 – $80.00	$27.60	$30
As of June 30, 2017, unamortized stock-based compensation for stock options was $0.4 million, with a weighted-average recognition period of approximately 0.9 years.
(b) Warrants
The following table illustrates warrants granted during the six months ended June 30, 2017:
Title	Grant date	No. of warrants	Weighted average exercise price	Weighted average grant date fair value	Vesting terms	Assumptions used in Black- Scholes option pricing model
Investors	January – June 2017	52,910	$10.00	$3.80	Immediately	Volatility	109%
						Risk free interest rate	1.89%
						Expected term, in years	5
						Dividend yield	0.00%
Title	Grant date	No. of warrants	Weighted average exercise price	Weighted average grant date fair value	Vesting terms	Assumptions used in Monte Carlo model
Noteholders	January – June 2017	83,333	$4.00	$2.16	Immediately	Volatility	105%
						Risk free interest rate	1.91%
						Expected term, in years	5
						Dividend yield	0.00%

The following table illustrates warrants granted during the six months ended June 30, 2016:
Title	Grant date	No. of warrants	Weighted average exercise price	Weighted average grant date fair value	Vesting terms	Assumptions used in Black-Scholes option pricing model
Consultants	January – June 2016	23,800	$12.4	$10.8	Immediately	Volatility	92%
						Risk free interest rate	1.24% – 1.73%
						Expected term, in years	5
						Dividend yield	0.00%
The following table summarizes information about warrants outstanding at June 30, 2017:
	Number of Warrants	Weighted Average Exercise Price	Exercise price range
Warrants outstanding at December 31, 2016	580,390	$60.80	$9.40 – $200.00
Warrants issued	136,243	$6.40	$4.00 – $10.00
Warrants expired	(1,220)	188.40	$170.00 – $200.00
Outstanding and exercisable at June 30, 2017	715,413	$50.40	$9.40 – $200.00

The 83,333 warrants issued with the April 2017 Convertible Notes were valued using the Monte Carlo model, which is a pricing model that incorporates all of the required inputs of a Black-Scholes model and Monte Carlo simulation process that capture additional features of the warrant related to its fair value estimate, but are outside of the Black-Scholes model. The warrants contain a provision whereby if the Company completes a transaction with an effective price per share lower than the exercise price of the warrants then the exercise price shall be reduced and the number of warrant shares issuable shall be increased such that the aggregate exercise price payable after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price prior to such adjustment. The allocated fair value of the warrant of  $180,000 is the mean of the present value of the future cash flows resulting from the Monte Carlo simulation process. The fair value of  $180,000 was calculated using the Monte Carlo model and the allocated value of  $180,000 was recorded as additional paid-in capital.
Stock-based compensation expense for stock options and awards and warrants for the three months ended June 30, 2017 and 2016 was $(0.1) million and $0.8 million, respectively, which has not been tax-effected due to the recording of a full valuation allowance against net deferred tax assets. Stock-based compensation expense for stock options and awards and warrants for the six months ended June 30, 2017 and 2016 was $0.2 million and $1.3 million, respectively, which has not been tax-effected due to the recording of a full valuation allowance against net deferred tax assets.
(c) Share Purchase Agreements and Amendments to Share Purchase Agreements
During the second quarter of 2016, the Company entered into share purchase agreements with two investors, CrystalClear Group, Inc. (“Crystal”) and Dr. Jean-Marc Menat to sell a total of 48,333 restricted shares of the Company’s common stock at a price of  $7.20 per share for aggregate gross proceeds of  $0.3 million.
On December 16, 2016, the Company entered into amendment to the securities purchase agreement (the “SPA Amendment”) with Crystal, effective as of December 14, 2016. The SPA Amendment amends the Securities Purchase Agreement to adjust the per share purchase price paid by Crystal to $8.50 per share. Pursuant to the SPA Amendment, Crystal returned 4,248 shares to the Company in the first quarter of fiscal 2017.
In consideration for entering into the SPA Amendment by Crystal, the Company agreed to issue to Crystal a five-year warrant to purchase an aggregate of 9,259 shares at an exercise price of  $10.00 per share, which warrant shall not be exercisable until six months after the date of issuance.

On December 27, 2016, the Company and Dr. Jean-Marc Menat (“Dr. Menat”) entered into Amendment No. 1 to the Securities Purchase Agreement, which amends the Securities Purchase Agreement to adjust the per share price paid by Dr. Menat to $8.82 per share. Pursuant to Amendment No. 1, Dr. Menat returned 3,776 shares to the Company in the first quarter of fiscal 2017. In consideration for entering into Amendment No. 1, the Company agreed to issue to Dr. Menat a five-year warrant to purchase an aggregate of 6,852 shares at an exercise price of  $10.00 per share, which warrant shall not be exercisable until six months after the date of issuance the warrant.
On July 29, 2016, the Company entered into a securities purchase agreement with certain institutional investors for the issuance and sale of 158,730 shares of the Company’s common stock and the issuance and sale of warrants to purchase 25,000 shares of the Company’s common stock, for aggregate gross proceeds of  $1.0 million. The warrants are exercisable for a period of five years from the date of issuance at an exercise price equal to $20.00 per share. The Company agreed to pay to the institutional investors a commitment fee of  $100,000, in cash or alternatively, 17,500 shares of common stock. The Company incurred an additional $40,000 in transaction fees related to this transaction. The proceeds received for the issuance of the common stock was recorded in stockholder’s equity in the Company’s condensed consolidated balance sheets. Transaction fees and the value of the consideration paid to the institutional investors were recorded as a reduction to additional paid in capital in the Company’s condensed consolidated balance sheets.
On January 10, 2017, the Company and the institutional investors signed an amendment to the securities purchase agreement whereby the institutional investors agreed to give the Company an additional $0.2 million, in exchange for five year warrants to purchase 52,910 shares of common stock at an exercise price of  $10.00 per share. As of June 30, 2017, the Company received the proceeds of  $0.2 million relating to the agreement, which was recorded as additional paid in capital in its condensed consolidated balance sheets.
(d) Equity Lines
November 2016 Equity Line
On November 17, 2016, the Company entered into a Common Stock Purchase Agreement (“November 2016 CS Purchase Agreement”) with HLHW IV, LLC (“Buyer”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, the Company has the right to sell to Buyer up to $10.0 million in shares of the Company’s common stock.
Beginning on the day following November 17, 2016, the date that certain closing conditions in the November 2016 CS Purchase Agreement were satisfied (the “Commencement Date”), the Company has the right, but not the obligation, to direct Buyer via written notice (a “Purchase Notice”) to purchase up to a specific number of shares of the Company’s common stock (the “Purchase Shares”). The per share purchase will be equal to: (i) from 9:30am to 4:00pm Eastern Time of the regular session of any trading day, lowest intra-day bid price or (ii) if after the close of the regular session on any trading day, then such trading day’s closing bid price on Nasdaq. The Company has the obligation to sell and Buyer shall have the obligation to purchase at the “Purchase Price” a number of  “Purchase Shares” (each as defined in the November 2016 CS Purchase Agreement) with an aggregate value of  $2.0 million of Purchase Shares on or before December 31, 2016, which the Company had met prior to December 31, 2016.
The Company shall not issue, and Buyer shall not purchase any shares of common stock under the November 2016 CS Purchase Agreement, if such shares proposed to be issued and sold, when aggregated with all other shares of common stock then owned beneficially (as calculated pursuant to Section 13(d) of the 1934 Act and Rule 13d-3 promulgated thereunder) by the Buyer and its affiliates would result in the beneficial ownership by Buyer and its affiliates of more than 4.99% of the then issued and outstanding shares of common stock of the Company, unless waived in writing by Buyer. Shares of common stock were issued pursuant to the Company’s “shelf” registration statement on Form S-3 (File No. 333-198647), previously filed with the U.S. Securities and Exchange Committee (“SEC”) on September 8, 2014, as amended on October 3, 2014, and which was declared effective by the SEC on

At any time after the Commencement Date, the November 2016 CS Purchase Agreement may be terminated by the mutual written consent of the Company and Buyer and upon the meeting of certain conditions as defined in the November 2016 CS Purchase Agreement. In addition, at any time after the Commencement Date, the Company has the option to terminate the November 2016 CS Purchase Agreement for any reason or for no reason by delivering notice to Buyer electing to terminate the CS Purchase Agreement without any liability whatsoever except that the Company must pay to Buyer a termination fee of  $250,000 in cash or shares, at Buyer’s election with such shares to be valued at the Purchase Price, within two (2) Business Days following delivery of such notice of termination. Net proceeds to the Company will depend on the Purchase Price and the frequency of the Company’s sales of Purchase Shares to Buyer.
As part of the November 2016 CS Purchase Agreement, the Company paid $0.7 million in commitment fees through delivery of shares of its common stock and recorded the fees as a reduction to additional paid in capital during the fourth quarter of 2016. The Company also agreed to pay Buyer legal fees related to the November 2016 CS Purchase Agreement of  $35,000. In addition, the Company also agreed to pay on each Purchase Date and on each Additional Purchase Date (each as defined in the November 2016 CS Purchase Agreement) 1.75% of such aggregate proceeds representing the fees and expenses of Buyer’s advisers, counsel, accountants and other experts. During the first quarter of 2017, the Company sold 1,100,000 shares of its common stock to Buyer for gross proceeds of  $4.0 million, of which $0.2 million was received as an advance during the fourth quarter of 2016 and paid $70,000 in financing related fees. As of June 30, 2017, $0.2 million of the CS Purchase Agreement remained available. In June 2017, Buyer returned the shares issued by the Company as commitment fees in connection with the agreement by the Company to pay $0.4 million in liquidated damages related to the Convertible Note (see Note 7). As of June 30, 2017, these commitment fees remain outstanding.
February 2017 Equity Line
On February 3, 2017, the Company entered into a Common Stock Purchase Agreement with Buyer (the “February 2017 CS Purchase Agreement”) which provides that the Company has the right to sell to Buyer a number of the Company’s common shares with an aggregate fair value of up to $3,057,100. From February 3, 2017 until March 22, 2017, the Company did not sell any shares of common stock to Buyer under the February 2017 CS Purchase Agreement and did not issue any shares of common stock to Buyer in consideration for entering into the CS Purchase Agreement. On March 22, 2017, the Company filed a prospectus supplement which amended, supplemented and superseded the Company’s prospectus supplement dated February 3, 2017 and its accompanying prospectus dated October 28, 2014 related to a Common Stock Purchase Agreement, dated February 3, 2017 with Buyer. The purpose of the prospectus supplement was to cover future shares to be issued under the February 2017 CS Purchase Agreement.
In March 2017, the Company was advised that under NASDAQ rules, it was required to obtain shareholder approval prior to issuing any stock to Buyer pursuant to the February 2017 CS Purchase Agreement because the issuance was “below market” and represented an aggregate amount of shares greater than 20% of the total number of Company shares outstanding. Accordingly, effective March 22, 2017, the Company halted all future offers and sales of common stock under the February 2017 CS Purchase Agreement and reduced the amount of potential future offers and sales under the February CS Purchase Agreement to zero.
March 2017 Equity Line
On March 22, 2017, the Company entered into another Common Stock Purchase Agreement with Buyer (the “March 2017 CS Purchase Agreement”) which provides that the Company has the right to sell to Buyer a number of the Company’s common shares with an aggregate fair value of up to $1.6 million. As consideration for entering into the March 2017 CS Purchase Agreement, the Company paid to Buyer a cash commitment fee of  $1.0 million.
The March 2017 CS Purchase Agreement provides that the number of shares that may be purchased under each “Purchase Notice” provided by the Company to Buyer is subject to a ceiling of up to 25,000 shares or an aggregate purchase amount of  $250,000 at a price not below the closing bid price of the Company’s common stock on the day preceding the date of execution of the agreement (“Floor Price”).

The Company and Buyer may mutually agree to increase the number of shares that may be sold pursuant to a “Purchase Notice” to as much as an additional 100,000 Purchase Shares per business day. The Company has the right to direct Buyer to buy up to an additional 30% of the trading volume of the common stock for the next business day at the lowest intra-day bid price of the Company’s common stock on the date of purchase. The purchase price for the additional shares may not be below the Floor Price. The aggregate number of shares that may be purchased by Buyer is subject to volume limitations of the Company’s common stock as defined in the March 2017 CS Purchase Agreement.
The Company shall not issue, and Buyer shall not purchase any shares of common stock under the March 2017 CS Purchase Agreement if the shares proposed to be issued and sold, when aggregated with all other shares of common stock then owned beneficially (as calculated pursuant to Section 13(d) of the 1934 Act and Rule 13d-3 promulgated thereunder) by Buyer and its affiliates would result in the beneficial ownership by Buyer and its affiliates of more than 4.99% of the then issued and outstanding shares of common stock of the Company, unless waived in writing by Buyer.
The shares issued under the March 2017 CS Purchase Agreement were issued pursuant to the Company’s “shelf” registration statement on Form S-3 (File No. 333-198647) previously filed with the U.S. Securities and Exchange Committee (“SEC”) on September 8, 2014, as amended on October 3, 2014, and which was declared effective by the SEC on October 28, 2014.
As of June 30, 2017, the Company had issued 496,895 shares of its common stock for gross proceeds of  $1.6 million. During the six months ended June 30, 2017, the Company recorded $48,000 in financing related fees. The Company agreed to pay on each Purchase Date and on each Additional Purchase Date 1.75% of such aggregate proceeds representing the fees and expenses of Buyer’s advisers, counsel, accountants and other experts.
(e) Reverse Stock Split and Nasdaq Listing Compliance Matters
As previously disclosed by the Company on a Current Report on Form 8-K filed with the Securities and Exchange Commission on January 11, 2016, the Company had received a written notification from Nasdaq notifying the Company that it had failed to comply with Listing Rule 5550(a)(2) (the “Rule”) because the bid price for the Company’s common stock over a period of thirty (30) consecutive business days prior to such date had closed below the minimum $1.00 per share requirement for continued listing. In accordance with Nasdaq’s Listing Rule 5810(c)(3)(A), the Company had a period of 180 calendar days, or until July 5, 2016, to regain compliance with the Rule. After determining that it would not be in compliance with the Rule by such date, the Company notified Nasdaq and applied for an extension of the cure period, as permitted under the original notification. In response, Nasdaq afforded the Company an additional 180 calendar day period to regain compliance with the minimum bid price requirement, as set forth in the Rule. In order to regain compliance with the Rule for a minimum of ten consecutive business days, on April 12, 2017, the Company announced a reverse stock split of its shares of common stock at a ratio of 1-for-20, which took effect with the opening of trading on April 13, 2017 on the NASDAQ. The Company’s stock continues to be traded under the symbol IMNP. The Company’s stockholders approved the reverse stock split at the Company’s 2016 Annual Meeting held on December 20, 2016. The primary purpose of the reverse stock split was to enable the Company to regain compliance with the $1.00 minimum bid price requirement for continued listing on NASDAQ. All share and per share amounts in these financial statements have been reflected on a post-split basis.
Within the time required by Nasdaq, the Company’s common stock traded above the minimum required bid price for ten (10) consecutive days before the expiration of the grace period. On May 24, 2017, the Company received written confirmation from Nasdaq that it has regained compliance with this Rule. Immediately following the effectiveness of the Reverse Stock Split, the number of outstanding shares of common stock were reduced from approximately 194.3 million shares to approximately 9.7 million shares. All per share amounts and outstanding shares of common stock including stock options, restricted stock and warrants, have been retroactively adjusted in these condensed consolidated financial statements for all periods presented to reflect the 1-for-20 Reverse Stock Split. Further, exercise prices of stock options and warrants have been retroactively adjusted in these condensed consolidated financial statements for all periods presented to reflect the 1-for-20 Reverse Stock Split.

As previously reported by the Company on April 24, 2017, the Company was notified by Nasdaq’s Hearing Panel (the “Panel”) of deficiencies pursuant to Nasdaq’s Listing Rule 5250(c)(1) due to its failure to timely file its Form 10-K for the year ended December 31, 2016 and its Form 10-Q for the period ended March 31, 2017 (“First Quarter Report”). On May 10, 2017, the Company provided a submission to the Panel explaining the reason for the late filings and asking that the Panel extend its listing through June 15, 2017. The Panel delayed a decision on that issue until after May 17, 2017, the date by which the Company represented it would file its delinquent Form 10-K. The Company filed its delinquent annual report on May 17, 2017, as acknowledged by the Panel, and informed the Panel shortly thereafter that it was on target to file the late Form 10-Q and regain compliance with the filing rule by June 15, 2017. Accordingly, the Panel had determined to continue the listing of the Company’s securities, subject to compliance by the Company to file its first quarter Form 10-Q on or before June 15, 2017 with the Securities and Exchange Commission and to report to the Panel that it is current in its filing obligations. Within the time prescribed by the Panel, the Company filed its delinquent First Quarter Report on Form 10-Q on June 14, 2017. Accordingly, the Panel confirmed by letter, dated June 15, 2017, that the Company had fully regained compliance with Nasdaq’s Listing Rule 5250(c)(1) and is in compliance with all other applicable requirements as set forth in the decision and required for listing on The Nasdaq Stock Market, and closed this matter.
NOTE 10.   LOSS PER SHARE
Basic and diluted loss per share is computed by dividing loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted weighted average shares outstanding for the three and six months ended June 30, 2017 and 2016 excludes shares underlying stock options and warrants and convertible preferred because the effects would be anti-dilutive. Accordingly, basic and diluted loss per share is the same.
Such excluded shares are summarized as follows:
	Three month period ended June 30,		Six month period ended June 30,
	2017	2016	2017	2016
Common stock options	490,541	388,922	490,541	388,922
Shares issuable upon conversion of Series D Preferred Stock (not including dividends and conversion premium paid in common stock)	—	123,200	—	123,200
Shares potentially issuable upon conversion of April 2017 convertible notes (assuming $1.00 floor price)	305,000	—	305,000	—
Shares potentially issuable upon conversion of May 2017 convertible notes (assuming $1.00 floor price)	2,344,354	—	2,344,354	—
Warrants	715,413	532,770	715,413	532,770
Total shares excluded from calculation	3,855,308	1,044,892	3,855,308	1,044,892

NOTE 11.   COMMITMENTS AND CONTINGENCIES
(a) Leases
In February 2015, Company relocated its corporate headquarters to New York, NY under a lease agreement with Alexandria Real Estate, which expires in 2020. On August 31, 2015, the Company signed an amendment to the New York, NY lease agreement with Alexandria Real Estate for lab space and offices for an additional 1,674 square feet commencing on September 1, 2015 and ending in 2020. The total base rent for offices and lab space, as amended, is $30,000 per month, subject to annual rent escalations. On January 15, 2016, the Company signed a one-year lease agreement with an option for an additional year for new office space in Israel. On May 16, 2016, the Company signed a three-year lease agreement for new office and laboratory space in Israel. For the three months ended June 30, 2017 and 2016, rent expense was $0.2 and $0.1 million, respectively. For the six months ended June 30, 2017 and 2016, rent expense was $0.4 and $0.2 million, respectively.

Effective May 1, 2017, the Company terminated the lease agreement with Alexandria Real Estate and forfeited a security deposit in the amount of  $177,000. The Company has relocated its headquarters to Englewood Cliffs, NJ. The Company has signed an annual lease with a 60-day termination. Rent expense is $3,000 per month.
Future minimum lease payments under non-cancelable leases for office space, as of June 30, 2017, are as follows ($ in thousands):
Period ending December 31,	Amount
2017 (6 months)	$53
2018	106
2019	44
$203

(b) Licensing Agreements
The Company is a party to a number of research and licensing agreements, including BioNanoSim Ltd, iCo Therapeutics Inc., MabLife, Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd, Dalhousie University, Lonza Sales AG and Shire Biochem Inc., which may require the Company to make payments to the other party upon the other party attaining certain milestones as defined in the agreements. The Company may be required to make future milestone payments under these agreements.
(c) Litigation
The Company was the defendant in litigation involving a dispute with the plaintiffs Kenton L. Cowley and John A. Flores. The complaint alleges breach of contract, breach of covenant of good faith and fair dealing, fraud and rescission of contract with respect to the development of a topical cream containing ketamine and butamben, known as EpiCept NP-2. A summary judgment in Immune’s favor was granted in January 2012 and the plaintiffs filed an appeal in the United States Court of Appeals for the Ninth Circuit in September 2012. A hearing on the motion occurred in November 2013. In May 2014, the court scheduled the trial in November 2014 and a mandatory settlement conference in July 2014. In July 2014, the parties failed to reach a settlement at the mandatory settlement conference. The case was tried by a jury, which rendered a decision on March 23, 2015, in favor of the Company on all causes of action. In April 2015, the plaintiffs filed a motion for a new trial, which was heard by the Court on June 8, 2015. In October 2015, the court denied the plaintiff’s motion for a new trial and on October 9, 2015; the plaintiffs filed a notice of appeal to the court. The court on plaintiff’s motion has made no ruling. For the six months ended June 30, 2017 and 2016, in connection with the trial, the Company incurred approximately $10,000 and $39,000 of legal costs.
On May 30, 2017, the Company received a summons from the bankruptcy court-liquidator with respect to the liquidation proceeding on Mablife to appear before the commercial court of Evry, France on September 19, 2017. The notice alleged that the Company had not paid installments when they became due on two assets purchased. The notice alleges that Mablife is due $0.4 million in addition to interest and court fees. As of June 30, 2017, the Company had recorded a note payable of  $0.4 million and accrued interest of $0.1 million (see Note 7).
From time to time the Company is involved in legal proceedings arising in the ordinary course of business. The Company believes there is no other litigation pending that could have, individually or in the aggregate, a material adverse effect on its results of operations or financial condition.
NOTE 12.   RELATED PARTY TRANSACTIONS
During 2016, Dr. Teper, the former Chief Executive Officer of the Company and the current CEO of Cytovia advanced a total of  $0.9 million to the Company of which the Company had repaid $0.7 million prior to December 31, 2016 including $0.4 million which was paid in shares of the Company’s common stock. The balance of  $0.2 million owed to Dr. Teper as of June 30, 2017 has been reflected in advances from related parties in the condensed consolidated balance sheets.

During the first quarter of 2017, the Company issued 3,825 shares in settlement of the fourth quarter of 2016 board fees of  $14,000 for Daniel Kazado, a member of the Company’s board of directors.
On June 15, 2017, substantially contemporaneous with the entry into the Asset Purchase Agreement, the Company entered into a Standby Financing Agreement with Daniel Kazado (see Note 13).
NOTE 13.   ACQUISITION OF CEPLENE RIGHTS
On June 15, 2017, Immune entered into an Asset Purchase Agreement with Meda to repurchase assets relating to Ceplene (histamine dihydrochloride) including the right to commercialize Ceplene in Europe and to register and commercialize Ceplene in certain other countries, for a fixed consideration of  $5.0 million payable in installments over a three-year period and additional contingent payments of  $3.0 million which consists of  $1.5 million due in year 4 upon the initial achievement of  $12.0 million in revenue and $1.5 million due in year 5 upon the initial achievement of  $15.0 million in revenue. The Company sold certain of these Ceplene-related assets to Meda in 2012. Cytovia intends to undertake commercialization efforts in Europe, Asia and Latin America and to pursue continued development of Ceplene towards potential regulatory approval. The assets acquired from Meda include rights to marketing authorizations, trademarks, patents, and other intellectual property related to Ceplene and its use.
In addition, on June 15, 2017, substantially contemporaneous with the entry into the Asset Purchase Agreement, the Company entered into a Standby Financing Agreement (the “Standby Financing Agreement”) with Daniel Kazado (the “Standby Financer”) a member of the Company’s Board of Directors and a beneficial owner of the Company’s capital stock.
Currently, the Company intends to finance the $5.0 million financial obligations contemplated by the Asset Purchase Agreement through Cytovia on a basis that is on terms that are acceptable to the Company’s board of directors and without recourse to the Company. The Standby Financer will support the financial obligations of the Company to pay the fixed consideration installments, in the aggregate amount of  $5.0 million, due under and in accordance with the terms of the Asset Purchase Agreement. In the event that Cytovia has not obtained funding on terms reasonably acceptable to the Company (including, without limitation, that such funding be on a basis that is without recourse to the Company), then, pursuant to the terms of the Standby Financing Agreement, at or prior to each installment date, the Standby Financer shall lend the Company or Cytovia (as determined in the discretion of the Company’s Board of Directors) an amount in immediately available funds equal to the fixed consideration installment payment then due and payable under the Asset Purchase Agreement (the “Standby Commitment”). The loan made by the Standby Financer in respect of such fixed payment shall be evidenced by a promissory note in an aggregate principal amount equal to the amount of funds lent by the Standby Financer. The Standby Commitment shall expire on the earliest of  (a) satisfaction in full by the Standby Financer of his obligations under the Standby Financing Agreement, (b) Cytovia having obtained funding on terms reasonably acceptable to the Company and (c) the Company having been fully discharged of and released from all liability of all of its obligations under the Asset Purchase Agreement.
The acquisition is being treated as an asset acquisition in accordance with ASC 805 Business Combinations. The Company recorded the purchase price for the underlying patents as intangible assets and recorded a liability for the present value of the amounts due under the agreement. Attorney’s fees of $0.1 million were capitalized and recorded as intangible assets. As of June 30, 2017, the present value of future payments is $4.2 million using a discount rate of 15% based on the Company’s current borrowing rate. As of June 30, 2017, the amount due to Meda on a present value, current and long term is $2.6 million and $1.6 million, respectively. The Company recorded $4.3 million as intangible assets related to the Ceplene patents. The contingent payments payable upon the achievement of milestones in year 4 and year 5 will be recorded when the contingency is paid or becomes payable which would be upon the achievement of the milestones.
NOTE 14.   SUBSEQUENT EVENTS
Debt Assignment and Exchange
On July 7, 2017 (the “Closing Date”) the Company, Hercules and an investor (the “Investor”) entered into an Assignment Agreement (the “Assignment Agreement”) whereby Hercules assigned to the Investor the existing amount outstanding under the Loan and Security Agreement between the Company and Hercules dated as of July 29, 2015 (the “Loan Agreement”), as further evidenced by a Secured Term Promissory Note that was issued by the Company to Hercules on July 29, 2015 (the “2015 Note”): the 2015 Note and the Loan Agreement together, (the “Securities”).
Also on the Closing Date, the Company and the Investor entered into an Exchange Agreement (the “Exchange Agreement”) whereby the Company issued to the Investor a senior secured convertible promissory note with a principal amount of  $2,974,159 (the “Exchange Note”) in exchange for the Securities.
The Exchange Note is convertible, at the option of the holder, into shares of the Company’s common stock, par value $0.001 per share, at a per share price of  $2.95 (the “Fixed Conversion Price”), subject to adjustment as provided in the Exchange Note, but in no event to a conversion price lower than $1.00 per share and subject to a total beneficial ownership limitation of 4.99% of the Company’s issued and outstanding common stock. The Exchange Note has a maturity date (the “Maturity Date”) that is one year from the Closing Date. The Maturity Date may be accelerated, at the option of the holder, upon the occurrence of an Event of Default (as defined in the Exchange Note).
The Exchange Note is repayable by the Company through equal monthly amortization payments during the term of the Exchange Note, in cash or in shares of common stock at the Amortization Conversion Price (as defined in the Exchange Note) at the option of the Company. The holder has the option to accelerate each amortization payment in up to three separate payments and demand such payments in shares of the Company’s common stock. All payments in shares of common stock are subject to the Company complying with the Equity Conditions (as defined in the Exchange Note). The Company may prepay the Exchange Note at any time (upon 10 days’ notice) in cash at 115% of principal amount and accrued interest.
Additionally, so long as the Exchange Note remains outstanding or the holder holds any Conversion Shares (as defined in the Exchange Note), the Company shall not enter into any financing transaction pursuant to which the Company sells its securities at a price lower than $1.00 per share without the written consent of the holder. Through August 9, 2017, a total of 448,534 shares have been issued for payment of an aggregate of  $0.8 million of principal and $0.1 million of interest.
In July 2017, EMA assigned the April 2017 Convertible Notes to MEF I, LP.
Pint Licensing Agreement
On July 10, 2017, Cytovia entered into an exclusive licensing agreement (the “Licensing Agreement”) with Pint Pharma International S.A. (“Pint”), a specialty pharmaceutical company focused on Latin America and other markets, for the marketing, commercialization and distribution of Ceplene throughout Latin America (the “Territory”, defined as Argentina, Bolivia, Brazil, Chile, Colombia, Costa Rica, Cuba, Dominican Republic, Ecuador, El Salvador, French Guiana, British Guiana, Suriname, Guatemala, Haiti, Honduras, Mexico, Nicaragua, Panama, Paraguay, Peru, Uruguay and Venezuela) through Pint and one or more of its affiliates. Pursuant to the Licensing Agreement, Pint will also pay Cytovia (i) 35% of net sales in the territory (ii) a milestone payment of  $0.5 million when net sales of Ceplene in the Territory first reach $10.0 million in any calendar year and (iii) a milestone payment of  $1.25 million when net sales of Ceplene in the Territory first reach $25.0 million in any calendar year. Cytovia further granted Pint and its affiliates certain sub-licensing rights to Ceplene, and a right of first refusal on any new products of Cytovia within the Territory during the term of the Licensing Agreement.
With regard to any regulatory approvals and filings related to the commercialization of Ceplene within the Territory, Pint shall be the applicant, holder of such regulatory approvals and will be responsible for the content of such regulatory submissions, as well as all costs and expenses related to, among other items delineated in the Licensing Agreement, the fees, filings, compliance, registration and maintenance of such required regulatory approval matters. Cytovia shall be responsible for providing (or if in the control of a third party, to ensure such third party provides) all appropriate documentation, samples and other information in support of Pint in connection with its regulatory submissions, compliance and maintenance matters in the Territory concerning the Ceplene products.

Additionally, in connection with the Licensing Agreement, the parties thereto agreed that Pint Gmbh, an affiliate of Pint, will separately enter into an investment agreement upon satisfaction of the condition that the commercialization of the Ceplene and the Combination Therapy has been met (defined to mean when Ceplene is commercialized by Pint together with a new product in Territory), pursuant to which and subject to the terms of such investment agreement when entered, Pint Gmbh will make to an investment of $4.0 million at series A valuation into Cytovia in exchange for an equity interest in Cytovia. Upon completion of the $4.0 million initial investment by Pint, Pint shall have the right to appoint one director to the Board of Cytovia.
Carmelit Financing
On July 17, 2017, the Company entered into an agreement in principle with Carmelit 9 Nehassim Ltd (“Carmelit”) for the sale of up to $300,000 in original issue discount convertible debentures which are convertible into shares of the Company’s common stock upon shareholder approval. The debentures are convertible into an aggregate of 101,695 shares of the Company’s common stock based upon a conversion price of  $2.95 per share, which conversion price is subject to adjustment. Notwithstanding the foregoing, in no event shall the conversion price fall below $1.00 per share. The debentures are due and payable upon the earlier of  (a) January 17, 2018 and (b) the closing by the Company of one or more subsequent financings with gross proceeds to the Company equal to at least $5,000,000 in the aggregate. The holder of the debentures has the option to extend the maturity date of the debentures through October 17, 2018. In addition, pursuant to the terms of a proposed securities purchase agreement, Carmelit will also receive up to 75,000 shares of the Company’s common stock. The closing of the transaction and issuance of the debentures and the shares is subject to, among other things, approval by shareholders of the Company.

Immune Pharmaceuticals Inc.
15,000 Units consisting of Series E convertible preferred stock and warrants
(and shares of common stock underlying shares of Series E convertible preferred stock and warrants)

PROSPECTUS

Sole Book-Running Manager
Maxim Group LLC
           , 2017

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution
The following table sets forth the fees and expenses, other than placement agent fees and expenses, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee and the FINRA filing fee.
Item	Amount to be paid
SEC registration fee	$1,808
Printing expenses	5,000
Legal fees and expenses	75,000
Accounting fees and expenses	45,000
Transfer Agent fees and expenses	1,500
Miscellaneous expenses	1,692
Total	$130,000

Item 14.   Indemnification of Directors and Officers
Our Certificate of Incorporation, as amended and as may be further amended and in effect from time to time, which we refer to as our Certificate of Incorporation, provides that our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, for payment of dividends or approval of stock purchases or redemptions that are prohibited by the General Corporation Law of the State of Delaware, as amended, which we refer to as the DGCL, or for any transaction from which the director derived an improper personal benefit. Under the DGCL, our directors have a fiduciary duty to us that is not eliminated by this provision of our Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. This provision also does not affect our directors’ responsibilities under any other laws, such as federal securities laws or state or federal environmental laws.
Section 145 of the DGCL empowers a corporation to indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors or officers of the corporation, if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that their conduct was unlawful. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The Certificate of Incorporation provides that, to the fullest extent permitted by Section 145 of the DGCL, we shall indemnify any person who is or was a director or officer of us, or is or was serving at our request as a director, officer or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against the expenses, liabilities or other matters referred to in or covered by Section 145 of the DGCL. Our Bylaws provide that we will indemnify any person who was or is a party or threatened to be made a party to any proceeding by reason of the fact that such person is or was a director or officer of us or is or was serving at our request as a director, officer or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise to the fullest extent permitted by the DGCL. In addition, we have entered into agreements with each of our directors and officers under which, among other things, we have agreed to indemnify the director or officer against expenses incurred in any proceeding, including any action by us, in which the director or officer was, is or is threatened to be made a party or a participant by reason of his or her status as a present or former director, officer, employee or agent of us or, at our request, any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. At present, there is no pending litigation or proceeding involving any director or officer as to which indemnification will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.
Section 145 of the DGCL also empowers a corporation to purchase insurance for its officers and directors for such liabilities. We maintain liability insurance for our officers and directors.
Item 15.   Recent Sales of Unregistered Securities
April 2017 Note
On April 10, 2017, we entered into a securities purchase agreement (the “April 2017 Purchase Agreement”), with EMA Financial, LLC (“EMA”) pursuant to which the EMA purchased a convertible note with a principal amount of  $525,000 for a purchase price of  $450,000 (the “April 2017 Note”). A 5% origination fee and 10% original issue discount were added to the face amount of the April 2017 Note. In addition, we issued 83,333 warrants to EMA, with an exercise price of  $4.00 per share (subject to adjustment) which may be exercised on a cashless basis. We received net proceeds of  $440,000, which we used for general corporate purposes.
The April 2017 Note is unsecured and subordinated in right of payment to our existing and future senior indebtedness. The April 2017 Note bears interest at a rate of 6.0% per annum, payable in arrears on the maturity date of April 10, 2018 (the “Maturity Date”). The April 2017 Note is convertible into shares of our common stock, after the effectiveness of a Registration Statement covering the resale of the common shares underlying the April 2017 Note, at a conversion price equal to seventy five percent (75%) of the lowest trading price of our common stock during 15 trading days immediately preceding conversion (“Conversion Date”).
Until October 10, 2017 (“Prepayment Termination Date”), we have the right, exercisable on not less than five (5) Trading Days’ prior written notice, to prepay the outstanding balance in full. If we exercise our right to prepay the April 2017 Note, we must pay an amount (the “Optional Prepayment Amount”) equal to the Prepayment Factor (as defined below), multiplied by the sum of: (w) the then-outstanding principal amount of the April 2017 Note plus (x) accrued and unpaid interest on the unpaid principal amount of the April 2017 Note to the Optional Prepayment Date plus (y) Default Interest (as defined in the April 2017 Note). The “Prepayment Factor” equals one hundred thirty-five percent (135%) of the outstanding balance, provided that the Prepayment Factor equals one hundred twenty-five percent (125%) if the Optional Prepayment Date occurs on or before July 10, 2017.
The April 2017 Note contains certain negative covenants preventing us from undertaking certain actions without the consent of the holder, including but not limited to, limitations on our ability to incur additional indebtedness (subject to certain exceptions) and issuance shares of unregistered securities. The April 2017 Note contains events of default, including failure to pay principal and interest when due, material default under the other transaction documents, material default in other payment obligations, failure to comply with SEC reporting requirements, the placing of a “chill” on our common stock by the Depositary Trust Company, failure to meet current public information requirements under Rule 144 promulgated under the Securities Act, failure to deliver certificates representing the shares of common stock after a Conversion Date and a change of control transaction (as defined in the April 2017 Notes). The holder may require us to redeem all or any portion of the April 2017 Note after the holder becomes aware of an event of default. Amounts remaining due upon the occurrence of an event of default accrue interest at a rate of 18% per annum.
On May 4, 2017, EMA exchanged $0.1 million of the April 2017 Notes for convertible debentures in the transaction discussed below. On May 3, 2017, the Company and EMA signed a Waiver Letter in which the Company agreed to prepay a portion of the April 2017 Convertible Notes and EMA agreed to participate in the May 2017 Convertible Notes. Additionally, the April 2017 Convertible Notes were amended and are convertible into shares of the Company’s common stock, after the effectiveness of the Registration Statement, at a conversion price equal to the lower of  $2.80 or sixty-five percent (65%) of the lowest trading price of the Company’s common stock during 15 trading days immediately preceding conversion (“Conversion Date”). On May 30, 2017, the Company and EMA amended the Registration

Rights Agreement dated as of April 10, 2017 to change the filing date of the registration statement to June 30, 2017 and the Company agreed to prepay $97,000 towards the principal amount outstanding on the April 2017 Convertible Notes. The Company filed the S-1 registration statement on June 30, 2017. On July 7, 2017, EMA assigned its remaining interest in the April 2017 Note to MEF I, LP (“MEF”).
May 2017 Convertible Debentures
On May 4, 2017, we entered into a securities purchase agreement (the “May 2017 Purchase Agreement”) with several institutional investors (the “Investors”) in a multi-tranche private placement (the “May 2017 Offering”) of up to $3.4 million of convertible notes (the “May Debentures”). The May Debentures are convertible at a conversion price of  $2.89 per share, subject to adjustment. In addition, we agreed to issue to the Investors up to 680,000 shares of our common stock. The initial closing of the May 2017 Offering occurred on May 9, 2017, resulting in the issuance of May Debentures with an aggregate principal balance of approximately $2.0 million, which are convertible into 686,628 shares of our common stock. In addition, we issued to the Investors an aggregate of 421,455 shares of common stock. The remaining principal amount of  $1.6 million of May Debentures were issuable to the Investors in subsequent closings linked to the achievement of certain milestones.
The May Debentures are due and payable upon the earlier of  (a) November 9, 2017 and (b) the closing by the Company of one or more subsequent financings with gross proceeds equal to at least $5,000,000. A holder of a May Debenture has the option to extend the maturity date of the Debenture through February 7, 2018. The May Debentures are subordinated to the indebtedness of Hercules Capital, Inc. (“Hercules”) pursuant to the Loan and Security Agreement entered into on July 29, 2015 by and between the Company and Hercules.
On June 29, 2017, we entered into a letter agreement with the Investors and waived the right to issue the May Debentures issuable in the subsequent closings and agreed to return to the Investors the remaining subscription amounts held in escrow on a pro rata basis relative to each Investor’s investment. In consideration, the Investors agreed to amend the provision of the May Debentures that provides that the Issuable Maximum will not exceed 19.99% of the number of shares of common stock outstanding on the trading day immediately preceding the date of the May 2017 Purchase Agreement to now provide that the Issuable Maximum will not exceed 9.99% of such amount.
On June 30, 2017, we filed a registration statement covering the resale of the shares of our common stock underlying the May Debentures. On August 3, 2017, the SEC notified us that our registration statement was effective. Shortly thereafter, holders of the May Debentures converted all of their Debentures into 1,409,946 shares of our common stock except for the holder of one Debenture with a principal amount of  $480,000. Conversion of that Debenture into shares of our common stock is subject to approval by our shareholders.
Hercules Refinancing Transaction
On July 7, 2017 the Company, Immune Pharmaceuticals USA Corp, (together with the Company, the “Borrower”), Hercules Capital, Inc. (“Hercules”) and certain subsidiaries of the Company, as guarantors, entered into an Assignment Agreement (the “Assignment Agreement”) with MEF whereby Hercules assigned to MEF the existing amount outstanding under the Loan and Security Agreement between the Borrower and Hercules dated as of July 29, 2015 (the “Loan Agreement”), as further evidenced by a Secured Term Promissory Note that was issued by Borrower to Hercules on July 29, 2015 (the “2015 Note” and together with the 2015 Note and the Loan Agreement, the “Securities”).
In addition, on the closing date, the Company and MEF entered into an Exchange Agreement (the “Exchange Agreement”) whereby we issued to MEF a senior secured convertible promissory note with a principal amount of  $2,974,158.50 (the “Exchange Note”) in exchange for the Securities.
The Exchange Note is convertible, at the option of the holder, into shares of our common stock at a per share price of  $2.95, subject to adjustment as provided in the Exchange Note, but in no event to a conversion price lower than $1.00 per share, and subject to a total beneficial ownership limitation of 4.99%

of our issued and outstanding common stock, which limit may be increased to 9.99% upon not less than 61 days’ prior notice. The Exchange Note has a maturity date that is one year from the closing date, which maturity date may be accelerated, at the option of the holder, upon the occurrence of an Event of Default (as defined in the Exchange Note).
Commencing on the date of issuance and continuing for 11 months thereafter, we are obligated to redeem one-twelfth (1/12th) of the face amount of the Exchange Note and interest accrued thereon. At our option, each redemption payment may be made in whole or in part, in cash, in an amount equal to the Amortization Payment (as defined in the Exchange Note) multiplied by one hundred fifteen percent (115%) or in common stock, at the Amortization Conversion Rate (as defined in the Exchange Note) so long as we are in compliance with the Equity Conditions (as defined in the Exchange Note). The holder has the option to accelerate each Amortization Payment in up to three separate payments and demand the payments in shares of common stock at the Amortization Conversion Rate.
So long as the Exchange Note remains outstanding or the holder holds any Conversion Shares (as defined in the Exchange Note), we may not enter into any financing transaction pursuant to which we sell our securities at a price lower than $1.00 per share without the written consent of the holder.
As of October 10, 2017, MEF has converted approximately $2.2 million of aggregate principal and accrued interest into 1,991,864 shares of our common stock.
July 2017 Note
On July 17, 2017, we entered into an agreement in principle with Carmelit 9 Nehassim Ltd (“Carmelit”) for the sale of  $300,000 in original issue discount convertible debentures which are convertible into shares of the Company’s common stock upon shareholder approval. The proposed terms of the debentures are as follows: the debentures are convertible into an aggregate of 101,695 shares of our common stock based upon a conversion price of  $2.95 per share, which conversion price is subject to adjustment. Notwithstanding the foregoing, in no event shall the conversion price fall below $1.00 per share. The debentures are due and payable upon the earlier of  (a) January 17, 2018 and (b) the closing of one or more subsequent financings with gross proceeds equal to at least $5,000,000 in the aggregate. The holder of the debentures has the option to extend the maturity date of the debentures through October 17, 2018. In addition, pursuant to the terms of a proposed securities purchase agreement, Carmelit will also receive up to 75,000 shares of our common stock (the “Shares”). The closing of the transaction and issuance of the debentures and the Shares is subject to, among other things, approval by shareholders of the Company. The transaction was consummated on August 24, 2017.
August 2017 Convertible Debentures
On August 24, 2017, we entered into a securities purchase agreement with certain institutional investors for the sale of  $858,000 in aggregate principal amount of original issue discount convertible debentures (the “August Debentures”) which will not be convertible until we obtain shareholder approval for any such conversions. At that time, the debentures will be convertible into shares of our common stock at a conversion price of  $1.75 per share, subject to adjustment, but in no event may the conversion price fall below $1.00. The transaction closed on August 30, 2017.
The August Debentures are subordinated to the indebtedness held by MEF. Also, in exchange for the waiver of certain rights held by MEF and the consent of MEF to allow the offering, we agreed to reduce the Floor Price in the Exchange from $1.25 to $0.75. Also, we agreed to reduce the minimum Conversion Price in the April 2017 Note that EMA assigned to MEF from of  $1.00 to $0.75.
Additionally, in exchange for the waiver of certain rights held by the holders of the May Debentures and the consent of those holders to allow the offering, we agreed to reduce the conversion price in the May Debentures from $2.89 to $1.30. The August Debentures will mature upon the consummation of this offering contemplated by this prospectus.
September 2017 Convertible Debentures
In September 2017, we entered into a securities purchase agreement with certain institutional investor for the sale of  $149,500 in aggregate principal amount of original issue discount convertible debentures (the

“September Debentures”) which will not be convertible until we obtain shareholder approval for any such conversions. At that time, the debentures will be convertible into shares of our common stock at a conversion price of  $1.75 per share, subject to adjustment, but in no event may the conversion price fall below $1.00. The September Debentures are subordinated to the indebtedness held by MEF and the indebtedness evidenced by the August Debentures. The September Debentures will mature upon the consummation of the offering contemplated by this prospectus.
Year Ended December 31, 2016
•
On January 21, 2016, we issued 4,000 shares of common stock to a consultant for services performed during January 2016.

•
On January 27, 2016, we issued 12,500 shares of common stock to a consultant for services performed during January 2016.

•
On March 28, 2016, we issued 10,000 shares of common stock to a consultant for services performed during March 2016.

•
During the second quarter of 2016, we entered into share purchase agreements with two accredited investors to sell 48,333 shares of our common stock at a price of  $0.36 per share for total proceeds of  $0.3 million.

•
During the third quarter of 2016, we entered into a securities purchase agreement with certain institutional investors for the sale of 158,730 shares of our common stock, for aggregate gross proceeds of  $1,000,000. Under the securities purchase agreement, we issued to the investors warrants to purchase 25,000 shares of common stock at an exercise price of  $1.00 per share. The warrants are exercisable for a period of five years from the date of issuance at an exercise price equal to $1.00 per share. Pursuant to the securities purchase agreement, we agreed to pay to the investors a commitment fee of  $100,000, in cash, or alternatively, 17,500 shares of common stock. During the third quarter of 2016, we issued 17,500 shares of its common stock as payment for the commitment fee.

•
During the third quarter of 2016, we issued an aggregate of 115,667 shares of our common stock to certain related parties as repayment of certain promissory notes issued during the third quarter of 2016.

Year Ended December 31, 2015
•
On January 2, 2015, we issued 3,174 shares of common stock to a consultant for services performed during the month.

•
On January 5, 2015, we issued 6,000 shares of common stock to a consultant for services performed.

•
On January 8, 2015, we issued 700 shares of common stock to a consultant for services performed during the month.

•
On January 31, 2015, we issued 160 shares of common stock to a consultant for services performed during the month.

•
On February 1, 2015, we issued 702 shares of common stock to a consultant for services performed during the month.

•
On February 13, 2015, we issued 276 shares of common stock to a consultant for services performed during the month.

•
On February 28, 2015, we issued 160 shares of common stock to a consultant for services performed during the month.

•
On March 2, 2015, we issued 1,202 shares of common stock to a consultant for services performed during the month.

•
On March 31, 2015, we issued 160 shares of common stock to a consultant for services performed during the month.

•
On April 1, 2015, we issued to consultants an aggregate of 2,464 shares of common stock for services performed.

•
On April 24, 2015, we issued 1,250 shares of common stock to a consultant for services performed during the month.

•
On May 1, 2015, we issued to 250 shares of common stock to a consultant for services performed during the month.

•
On June 1, 2015, we issued 250 shares of common stock to a consultant for services performed during the month.

•
On July 1, 2015, we issued to 250 shares of common stock to a consultant for services performed during the month.

•
On August 1, 2015, we issued to 250 shares of common stock to a consultant for services performed during the month.

•
On August 24, 2015, we issued 5,000 shares of common stock to a consultant for services performed.

•
On September 14, 2015, we issued 5,000 shares of common stock to a consultant for services performed.

•
On November 24, 2015, the Company issued 5,882 shares of common stock to a consultant for services performed.

Year Ended December 31, 2014
•
On the last day of each month of the fourth quarter of 2014, we issued 479 shares to a consultant for services performed during the month.

•
On the first day of November and December 2014, we issued 1,000 shares to various consultants for services performed during those months.

•
During the fourth quarter of 2014, we issued 883 shares of common stock to various vendors for work performed by them during the fourth quarter of 2014.

•
In November 2014, we accelerated the vesting of 21,667 restricted shares for Melini Capital Corp.

•
In January 2014, we entered into a consulting agreement with Melini Capital Corp. and granted 30,000 restricted shares of our common stock, to vest monthly over three years.

Except as otherwise indicated, we relied upon the exemption from registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended, for transactions not involving a public offering.
Item 16.   Exhibits and Financial Statement Schedules
See the Exhibit Index included following the signature page of this registration statement.
Item 17.   Undertakings
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that subparagraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Englewood Cliffs, State of New Jersey, on October 11, 2017.
IMMUNE PHARMACEUTICALS INC.
By:	/s/ Elliot M. Maza Elliot M. Maza President and Chief Executive Officer
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities indicated and on the dates indicated:
Signature	Title	Date
/s/ Elliot M. Maza Elliot M. Maza	President and Chief Executive Officer and Director (Principal Executive Officer)	October 11, 2017
/s/ John C. Militello John Militello	VP Finance, Controller and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	October 11, 2017
/s/ Daniel Kazado Daniel Kazado	Director	October 11, 2017
/s/ Dr. Cameron Durrant Dr. Cameron Durrant	Director	October 11, 2017
/s/ Dr. Daniel G. Teper Dr. Daniel G. Teper	Director	October 11, 2017
/s/ John A. Neczesny John A. Neczesny	Director	October 11, 2017
/s/ Dr. Jeffrey Paley Jeffrey Paley	Director	October 11, 2017

EXHIBIT INDEX
Exhibit No.	Description of Exhibit
1.1***	Form of Underwriting Agreement
3.1	Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 21, 2008)
3.2	Amendment to the Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 9, 2009)
3.3	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 14, 2010)
3.4	Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 21, 2013)
3.5	Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2014)
3.6	Certificate of Amendment to Certificate of Designation of Preferences, Rights and Limitations of Series C 8% Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 23, 2014)
3.7	Certificate of Designations of Preferences, Rights and Limitations of Series D Redeemable Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 29, 2015)
3.8	Certificate of Amendment to Articles of Incorporation, dated April 12, 2017 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 19, 2017)
3.9	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 18, 2010)
3.10***	Form of Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock
5.1***	Opinion of Sheppard, Mullin, Richter & Hampton LLP
10.1	Loan and Security Agreement, dated May 27, 2011, by and among MidCap Funding III, LLC, EpiCept Corporation, Maxim Pharmaceuticals, Inc. and Cytovia, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 31, 2011).
10.2	Consent Agreement, dated June 18, 2012, by and among MidCap Funding III, LLC, EpiCept Corporation, Maxim Pharmaceuticals, Inc. and Cytovia, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on June 21, 2012).
10.3	First Amendment to Loan and Security Agreement dated August 27, 2012, by and among MidCap Funding III, LLC, EpiCept Corporation, Maxim Pharmaceuticals, Inc. and Cytovia, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 31, 2012).

Exhibit No.	Description of Exhibit
10.4	Second Amendment to Loan and Security Agreement with Midcap Funding III, LLC, dated July 31, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 1, 2013).
10.5	Third Amendment to Loan and Security Agreement with Midcap Funding III, LLC, dated August 23, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 29, 2013).
10.6	Fourth Amendment, Consent and Waiver to Loan and Security Agreement by and among Immune Pharmaceutical Inc., Maxim Pharmaceuticals Inc., Cytovia, Inc. and MidCap Funding III, LLC (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2014).
10.7	Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 30, 2007).
10.8	Immune Pharmaceuticals Inc. 2013 Stock Ownership and Option Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed with the SEC on September 2, 2014).
10.9	Form of incentive stock option granted under Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 filed with the SEC on September 2, 2014).
10.10	Form of 102 capital gains stock option award agreement, granted in Israel, under Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8 filed with the SEC on September 2, 2014).
10.11	Immune Pharmaceuticals Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on December 24, 2015).
10.12	Form of Stock Option Award Agreement under the Registrant’s 2015 Equity Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed with the SEC on December 24, 2015).
10.13	Employment Letter Agreement dated June 4, 2014, by and between Immune Pharmaceuticals Inc. and Daniel G. Teper (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 6, 2014).
10.14	Employment Agreement dated as of September 1, 2011, between Immune Pharmaceuticals Ltd. and Daniel G. Teper (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K filed with the SEC on April 9, 2014).
10.15	Amendment to Employment Agreement dated June 23, 2014, by and between Immune Pharmaceuticals Ltd. and Daniel G. Teper (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2014).
10.17	Securities Purchase Agreement dated March 10, 2014, by and among the Company and the Purchasers part thereto (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 11, 2014).
10.18	Services Agreement, dated as of August 6, 2013, by and between Immune Pharmaceuticals Ltd. and Melini Capital Corp (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 19, 2013).

Exhibit No.	Description of Exhibit
10.19	Option Agreement, dated as of August 10, 2013, by and between Immune Pharmaceuticals Ltd. and Melini Capital Corp (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 19, 2013).
10.21	Consulting Services Agreement, dated as of August 10, 2013, by and between Immune Pharmaceuticals Ltd. and Jean Kadouche (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 19, 2013) (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K filed with the SEC on April 9, 2014).
10.22	Research and License Agreement, dated as of April 6, 2011, by and between Immune Pharmaceuticals Ltd. and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. (incorporated by reference to Exhibit 10.28 to the Company’s Annual Report on Form 10-K filed with the SEC on April 9, 2014).
10.23	First Amendment to the Research and License Agreement dated September 26, 2011, between Immune Pharmaceuticals Ltd. and Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. (incorporated by reference to Exhibit 10.29 to the Company’s Annual Report on Form 10-K filed with the SEC on April 9, 2014).
Research and License Agreement, dated as of June 25, 2015, by and between Yissum Research Development Company of The Hebrew University of Jerusalem, Ltd. and Immune Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2015).
10.24	Product Sublicense Agreement dated as of December 7, 2010, by and between Immune Pharmaceuticals Ltd., Immune Pharmaceuticals Corporation and iCo Therapeutics Incorporated (incorporated by reference to Exhibit 10.30 to the Company’s Amendment No. 2 to the Company’s Annual Report on Form 10-K filed with the SEC on October 3, 2013).
10.25	Assignment Agreement, dated as of March 28, 2012, by and between Immune Pharmaceuticals Ltd. and Mablife S.A.S. (f/k/a Monoclonal Antibodies Therapeutics M.A.P.) (incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K filed with the SEC on April 9, 2014).
10.26	Assignment Agreement Amendment, dated as of February 8, 2014, by and between Immune Pharmaceuticals Ltd. and Mablife S.A.S. (f/k/a Monoclonal Antibodies Therapeutics M.A.P.) (incorporated by reference to Exhibit 10.32 to the Company’s Annual Report on Form 10-K filed with the SEC on April 9, 2014).
10.27	Sublicense Agreement, dated as of August 27, 1999, between Epitome Pharmaceuticals Limited (Dalhousie University) and American Pharmed Labs, Inc. (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 3, 2005).
10.28	License Agreement, dated as of March 1, 2004, by and between Shire Biochem Inc., Maxim Pharmaceuticals, Inc. and Cytovia, Inc., as amended (incorporated by reference to Exhibit 10.1 to each of Maxim Pharmaceuticals, Inc.’s Quarterly Reports on Form 10-Q filed with the SEC on May 7, 2004 and May 5, 2005, respectively).
10.29	Waiver and Amendment to License Agreement, dated as of April 3, 2014, by and between Immune Pharmaceuticals Inc. and Dalhousie University (incorporated by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K filed with the SEC on April 9, 2014).
10.30	Revolving Line of Credit, dated as of April 17, 2014, by and between Immune Pharmaceuticals Inc. and Melini Capital Corp. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 11, 2014).

Exhibit No.	Description of Exhibit
10.31	Form of Amendment Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 14, 2014).
10.32	Lease Agreement, dated as of December 30, 2014, by and between Immune Pharmaceuticals Inc. and ARE-East River Science Park, LLC (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K filed with the SEC on April 15, 2015).
10.33	Second Amendment to Lease Agreement, dated as of August 31, 2015, by and between Immune Pharmaceuticals Inc. and ARE-East River Science Park, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 16, 2015).
10.34	Employment Letter Agreement dated January 21, 2015, by and between Immune Pharmaceuticals Inc. and Gad Berdugo (incorporated by reference to Exhibit 10.1 to the Company’s Current Report Form 8-K filed with the SEC on January 21, 2015).
10.35	License Agreement, dated as of December 18, 2003, by and between Endo Pharmaceuticals Inc. (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 filed with the SEC on May 3, 2005).
10.36	Amendment, by and between Immune Pharmaceuticals Inc. and Endo Pharmaceuticals Inc., dated July 7, 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on with the SEC on July 8, 2015).
10.37	First Amendment to Employment Agreement, dated February 28, 2015, by and between Immune Pharmaceuticals Inc. and Daniel G. Teper (incorporated by reference to Exhibit 10.41 to the Company’s Annual Report on Form 10-K filed with the SEC on April 15, 2015).
10.38	Termination Agreement and General Release, dated February 28, 2015, by and between Immune Pharmaceuticals, Ltd. and Daniel G. Teper (incorporated by reference to Exhibit 10.42 to the Company’s Annual Report on Form 10-K filed with the SEC on April 15, 2015).
10.39	Form of Securities Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 17, 2015).
10.40	Loan and Security Agreement, dated July 29, 2015, by and among Immune Pharmaceuticals Inc. and Immune Pharmaceuticals USA Corp., Immune Pharmaceuticals Ltd., as guarantor, and Hercules Capital, as agent for itself and lender (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 29, 2015).
10.41	Stock Purchase Agreement, dated as of July 28, 2015, by and between Immune Pharmaceuticals Inc. and the investor named therein (registered direct offering) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 29, 2015).
10.42	Stock Purchase Agreement, dated as of July 28, 2015, by and between Immune Pharmaceuticals Inc. and the investor named therein (private placement) (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 29, 2015).
10.43	Form of Voting Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 29, 2015).
10.44	Employment Agreement dated November 1, 2015, by and between Immune Pharmaceuticals Ltd. and Miri Ben-Ami (incorporated by reference to Exhibit 10.44 to the Company’s Annual Report on Form 10-K filed with the SEC on March 30, 2016).
10.45	Employment Agreement dated November 18, 2015, by and between Immune Pharmaceuticals Inc. and Monica E. Luchi (incorporated by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K filed with the SEC on March 30, 2016).

Exhibit No.	Description of Exhibit
10.46	Employment Agreement, dated as of December 31, 2015, by and between Immune Pharmaceuticals Inc. and John Militello (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 31, 2015).
10.47	Release and Consulting Agreement, dated as of December 28, 2015, by and between Immune Pharmaceuticals Inc. and Gad Berdugo (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 31, 2015).
10.48	Research and License Agreement, dated as of January 1, 2016, by and between BioNanoSim Ltd. and Immune Pharmaceuticals Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 7, 2016).
10.49	Capital Access Agreement, dated as of April 19, 2016, by and between the Company and Regatta Select Healthcare, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on April 20, 2016).
10.50	Amendment to Capital Access Agreement, dated as of June 10, 2016, by and between the Company and Regatta Select Healthcare, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on June 13, 2016).
10.51	June Capital Access Agreement, dated as of June 10, 2016, by and between the Company and Regatta Select Healthcare, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K with the SEC on June 13, 2016).
10.52	Amendment No. 1 to License Option Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on July 19, 2016).
10.53	Form of Note (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on July 19, 2016).
10.54	Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on August 3, 2016).
10.55	Form of Warrant (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K with the SEC on August 3, 2016).
10.56	Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on September 7, 2016).
10.57	Agreement dated September 15, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on September 16, 2016).
10.58	Securities Purchase Agreement, dated as of November 17, 2016, by and between the Company and HLHW, IV LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on November 22, 2016).
10.59	Form of Convertible Note, dated as of November 17, 2016 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K with the SEC on November 22, 2016).
10.60	Registration Rights Agreement, dated as of November 17, 2016, by and between the Company and HLHW, IV LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K with the SEC on November 22, 2016).
10.61	Common Stock Purchase Agreement, dated as of November 17, 2016, by and between the Company and HLHW IV, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K with the SEC on November 22, 2016).

Exhibit No.	Description of Exhibit
10.62	Common Stock Purchase Agreement, dated as of February 3, 2017, by and between the Company and HLHW IV, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on February 3, 2017).
10.63	Common Stock Purchase Agreement, dated as of March 22, 2017, by and between the Company and HLHW IV, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on March 23, 2017).
10.64	Securities Purchase Agreement, dated as of April 10, 2017, by and between the Company and EMA Financial, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on April 19, 2017).
10.67	Convertible Note, dated as of April 10, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K with the SEC on April 19, 2017).
10.68	Registration Rights Agreement, dated as of April 10, 2017, by and between the Company and EMA Financial, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K with the SEC on April 19, 2017).
10.69	Common Stock Purchase Warrant dated as of April 10, 2017, by and between the Company and EMA Financial, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K with the SEC on April 19, 2017).
10.70	Separation Agreement, dated April 21, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on April 27, 2017).
10.71	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 10, 2017).
10.72	Form of Convertible Debenture (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 10, 2017).
10.73	Form of Convertible Debenture (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 15, 2017).
10.74	Letter Agreement between Elliot Maza and Immune Pharmaceuticals Inc., dated May 10, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 16, 2017).
10.75	Asset Purchase Agreement, dated as of June 15, 2017, by and between Meda Pharma SARL and Immune Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on June 21, 2017).
10.76	Standby Financing Agreement, dated as of June 15, 2017, by and between Immune Pharmaceuticals, Inc. and Daniel Kazado (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K with the SEC on June 21, 2017).
10.77	Assignment Agreement, dated July 7, 2017, by and among Immune Pharmaceuticals Inc. and certain of its subsidiaries, MEF I, L.P. and Hercules Capital, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on July 10, 2017).
10.78	Exchange Agreement, dated July 7, 2017, by and among Immune Pharmaceuticals Inc. and MEF I, L.P. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K with the SEC on July 10, 2017).
10.79	Convertible Promissory Note, dated July 7, 2017, by and among Immune Pharmaceuticals Inc. and MEF I, L.P. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K with the SEC on July 10, 2017).

Exhibit No.	Description of Exhibit
10.80	Licensing Agreement, dated July 10, 2017, by and between Cytovia, Inc., a subsidiary of Immune Pharmaceuticals Inc. and Pint Pharma International S.A. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on July 12, 2017).
10.81	Employment Agreement, dated August 14, 2017, between Immune Pharmaceuticals Inc. and Dr. Tony Fiorino (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on August 18, 2017).
10.82	Form of Securities Purchase Agreement, dated August 24, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K with the SEC on August 24, 2017).
10.83	Form of Convertible Debenture, dated August 29, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K with the SEC on August 24, 2017).
10.84***	Form of Warrant
10.85***	Form of Warrant Agency Agreement
23.1***	Consent of BDO USA, LLP Independent Registered Public Accounting Firm
23.2***	Consent of Sheppard, Mullin, Richter & Hampton LLP (included as part of Exhibit 5.1).

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Filed herewith.